03007875

3/31

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hang Seng Bank

*CURRENT ADDRESS

**FORMER NAME

PROCESSED APR 10 2003 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1747 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DATE : 4/1/03

2002

恒生銀行 · 年報

Hang Seng Bank Annual Report

恒生銀行 HANG SENG BANK

03 MAR 31 7:21

82-1747

AR/S 12-31-02



目錄 Contents

二零零三年欣逢恒生銀行七十周年行慶。多年來，本行致力與客戶及股東建立夥伴關係，並提供卓越服務，以協助彼等實現目標，攜手邁向成功。

本年報以一系列有關兄弟姊妹（包括孿生子）、夫婦及業務夥伴之照片，表達多方面的夥伴關係，以強調良好夥伴關係是建基於共通的聯繫，亦闡明恒生為不同年齡階層的人士服務，立意「開拓、超越」，與客戶互惠互利，成為彼等「永恒生長」之銀行。

Hang Seng Bank celebrates its 70th anniversary in 2003. Over the years, it has been building partnerships for success and high standards of excellence to help stakeholders realise their aspirations.

A series of photographs in this annual report – of siblings, including twins, a couple and business associates – expresses the multi-faceted aspects of partnerships and brings home that good partnerships are built from a common bond.
They convey how Hang Seng is reaching out to people of all ages, determined to Exceed, Excel as their 'ever-growing bank' to create mutual value.

本行簡介

恒生銀行以市值計為香港特別行政區第二大上市銀行，並為超逾三分之一的香港市民提供服務。於二零零二年十二月三十一日，本行之市值為港幣一千五百八十七億元。「恒生」二字寓意「永恒生長」。

本行主要在香港及中國內地發展業務，並根據「增值管理」策略，竭誠為股東提供更佳回報，而本行亦透過先進科技提供優質之理財服務，致力成為客戶的首選銀行。

本行為滙豐集團主要成員之一，該集團乃全球其中一家最大的銀行及金融服務機構。本行的股份亦於倫敦掛牌買賣。本行並透過紐約銀行在美國向投資者提供第一級贊助形式的美國預託證券計劃。

二零零三年為本行成立第七十周年。

Corporate Profile

Hang Seng Bank, whose name in Chinese means 'ever-growing', is the second-largest listed bank in the Hong Kong Special Administrative Region by market capitalisation (HK$158.7 billion at 31 December 2002). It serves more than one-third of the territory's population.

The Bank, whose business focus is Hong Kong and mainland China, is committed to achieving superior returns for shareholders under its Managing for Value strategy. It provides premium financial services supported by advanced technology and strives to be the banking partner of choice.

Hang Seng is a principal member of the HSBC Group, one of the world's largest banking and financial services organisations. Its shares are also traded in London and it offers investors in the United States a Sponsored Level-1 American Depositary Receipts Programme through The Bank of New York.

In 2003, Hang Seng celebrates its 70th anniversary.

		2002	2001	變動 Change
全年結算	**For the year**	**HK$M**	HK$M	%
扣除準備金前之營業溢利	Operating profit before provisions	**11,255**	11,503	-2.2
營業溢利	Operating profit	**10,684**	11,079	-3.6
除稅前溢利	Profit before tax	**11,242**	11,514	-2.4
股東應得之溢利	Attributable profit	**9,961**	10,114	-1.5
每股計	**Per share**	**HK$**	HK$	%
每股盈利	Earnings per share	**5.21**	5.29	-1.5
每股股息	Dividends per share	**5.40#**	4.90	10.2
於年結日	**At year-end**	**HK$M**	HK$M	%
股東資金	Shareholders' funds	**43,564**	45,071	-3.3
總資產	Total assets	**474,602**	474,787	–
比率	**Ratios**	**%**	%	
全年結算	*For the year*			
平均股東資金回報率	Return on average shareholders' funds	**22.9**	23.0	
成本對收入比率	Cost:income ratio	**25.4**	26.3	
平均流動資金比率	Average liquidity ratio	**44.4**	45.6	
於年結日	*At year-end*			
總資本比率*	Total capital ratio*	**14.2**	15.3	
第一級資本比率*	Tier 1 capital ratio*	**11.9**	12.3	

 # 包括特別中期股息每股港幣五角。

 # Including special interim dividend of HK$0.50 per share.

** 資本比率已根據香港金融管理局之監管政策手冊內有關指引計及市場風險。*

** The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.*

五年財務摘要 Five-year Financial Summary

		1998	1999	2000	2001	**2002**
全年結算	**For the year**	HK$BN	HK$BN	HK$BN	HK$BN	**HK$BN**
營業溢利	Operating profit	8.2	9.6	11.3	11.1	**10.7**
除稅前溢利	Profit before tax	8.0	9.8	11.7	11.5	**11.2**
股東應得之溢利	Attributable profit	6.8	8.3	10.0	10.1	**10.0**
於年結日	**At year-end**	HK$BN	HK$BN	HK$BN	HK$BN	**HK$BN**
股東資金	Shareholders' funds	49.4	44.4	45.9	45.1	**43.6**
實收股本	Issued and paid up capital	9.6	9.6	9.6	9.6	**9.6**
總資產	Total assets	422.7	442.1	500.8	474.8	**474.6**
每股計	**Per share**	HK$	HK$	HK$	HK$	**HK$**
每股盈利	Earnings per share	3.55	4.35	5.24	5.29	**5.21**
每股股息	Dividends per share	3.42	8.20#	4.80	4.90	**5.40#**
比率	**Ratios**	%	%	%	%	**%**
除稅後平均股東資金回報率	Post-tax return on average shareholders' funds	13.2	17.1	22.7	23.0	**22.9**
除稅後平均總資產回報率	Post-tax return on average total assets	1.7	1.9	2.1	2.1	**2.1**
資本比率	Capital ratios					
- 總比率*	– Total ratio*	21.3	17.3	15.3	15.3	**14.2**
- 第一級比率*	– Tier 1 ratio*	17.5	13.3	11.9	12.3	**11.9**
成本對收入比率	Cost:income ratio	26.7	25.3	24.4	26.3	**25.4**

 # 包括二零零二年特別中期股息每股港幣五角(一九九九年:每股港幣四元一角)。

 # Including special interim dividend of HK$0.50 per share for 2002 (1999:HK$4.10 per share).

** 資本比率已根據香港金融管理局之監管政策手冊內有關指引計及市場風險。*

** The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.*

業績
Results

港幣十億元
HK$BN



12
10
8
6
4
2
98
99
00
01
02

股東應得之溢利
Attributable Profit

營業溢利
Operating Profit

總資產及股東資金
Total Assets and Shareholders' Funds

港幣十億元 HK$BN
百分率 In Percentage



600
500
400
300
200
100
25
20
15
10
5
98
99
00
01
02

總資產
Total Assets

股東資金
Shareholders' Funds

除稅後平均股東資金回報率
Post-tax Return on Average Shareholders' Funds

每股盈利及股息
Per Share Earnings and Dividends

港元
HK$



10
8
6
4
2
98
99
00
01
02

每股盈利
Earnings per share

每股股息
Dividends per share

香港經濟於二零零二年備受通縮持續及消費疲弱影響，但恒生銀行仍堅毅不撓，業績尚算平穩。股東應得溢利略較二零零一年下降百分之一點五，為港幣九十九億六千一百萬元。

其他營業收入上升百分之八點五而營業支出則減少百分之六點六，反映理財服務取得佳績，以及本行控制成本得宜，惟此等利好因素未能抵銷淨利息收入減少百分之七點三之影響。

平均股東資金回報率為百分之二十二點九，而上年則為百分之二十三。

鑑於本行之資產負債情況穩健及業務根基雄厚，董事會宣佈派發第二次中期股息每股港幣二元八角，並將於二零零三年三月二十七日派發。

同時，二零零三年欣逢本行七十周年行慶，董事會亦宣佈派發特別中期股息每股港幣五角，總額合共港幣九億五千六百萬元，藉表誌慶。

因此，二零零二年之每股派息合共港幣五元四角，而二零零一年則為每股港幣四元九角。若不包括特別中期股息，則是年度派發之全年股息，佔二零零二年度股東應得溢利百分之九十四。

攜手臻成

恒生向視客戶及股東為業務夥伴，透過卓越服務，以期與客戶及股東攜手並肩，邁向成功。

本行服務逾三分之一香港市民，並致力拓展內地業務。恒生寓意「永恒生長」，際此本行七十周年行慶，重申承諾盡心竭誠，為客戶及股東增值，不負支持與期望。

本行定不斷提高股東回報，並提供優質理財服務，以迎合客戶在財富增值保障資產之需要；此外，更會鼓勵員工盡展所長及積極回饋社會。

本行之企業標語「恒生 開拓.超越.」，標誌著本行訂下嚴謹發展目標，冀達成客戶及股東期望。

增值管理

本行自一九九九年一月起實施增值管理策略，以高增值之業務為重點，期為股東提供理想回報。

於一九九九年初至二零零二年底期間，本行之股東總回報為百分之五十五點九，遠高於同期恒生指數成份股之平均回報百分之三點六，股東之實質增值達港幣七百四十一億元。

至於經濟盈利(即除稅後溢利減投入資本之成本計算)，於二零零二年達港幣五十三億元。本行為貫徹過往準則，仍然採用百分之十五之資本成本，雖現時利率低企，此成本乃高於本行之實際資本成本。

未來展望

展望二零零三年，經濟仍然受制於不明朗之國際政局，香港經濟仍為出口主導，並有賴美國及中國內地帶動增長。本地需求則因通縮持續、失業率高企及資產價值不振，仍將停滯不前。

銀行業之經營環境仍然充滿挑戰，包括競爭激烈、信貸需求疲弱及息差收窄等。

恒生會繼續加強與客戶關係，推出創新產品及服務，冀成為客戶之首選銀行。同時，本行仍將致力發展理財業務及向中小型企業提供服務，以增加非利息收入。

繼二零零二年成功在香港推出商業網上銀行服務，以及在內地推出個人網上銀行服務後，本行將進一步擴展網上銀行服務以方便客戶。本行亦會拓展內地業務，以配合客戶之需求。

七十年來，這對夫婦的關係愈趨密切，同樣地，恒生在這悠長歲月亦與股東及客戶建立牢固的夥伴關係。



恒生積極擴展內地業務，除為客戶提供更佳服務外，亦為
未來發展奠下基礎。



致謝

年內，全體員工群策群力，提供卓越服務，本行深感欣慰，並謹致謝意。

鑑於經濟持續不景，本行宣佈於二零零三年作五年來第四次凍薪。董事會感謝各員工體諒本行仍需控制成本，以維持競爭力。

於二零零二年底，參與滙豐控股之儲蓄優先認股計劃的本行員工合共四千一百零五名。獲授予滙豐控股之集團優先認股計劃之優先認股權的員工亦增至二千五百六十六名。

董事會同寅的英明指導，本行仰仗良多，本人謹致衷心謝忱。利漢釗博士於二零零二年四月請辭本行董事職務。利博士自一九八六年起加入本行董事會，並於一九九二年至二零零零年間出任本行審核委員會主席。本行對利博士多年來之寶貴貢獻至深銘感，並祝利博士事事如意。利定昌先生已於二零零二年八月獲委任為本行董事，董事會謹表歡迎。

客戶及股東堅定支持，對本行未來發展充滿信心，本行深深感激。七十年來，恒生以財務穩健、信譽卓著、高增值能力及服務優良著稱。今後本行仍將再接再厲，為客戶提供優越服務，並為股東爭取較高回報。



艾爾敦

董事長

香港　二零零三年三月三日

為使客戶得到最佳服務,恒生以增值服務為客戶提供合適之產品,並在銀行服務範疇外提升其生活質素。



重要里程 1933–2002

1933 恒生銀號以小型找換店形式於上環永樂街七十號開業。首年錄得純利港幣一萬零三百八十九元。

1952 恒生註冊為私人有限公司，並開展商業銀行業務。

1960 恒生轉為公共有限公司。

1965 香港上海滙豐銀行取得恒生百分之五十一的股權（其後增至百分之六十二點一四）。

1967 恒生率先在香港提供七年期的住宅樓宇按揭服務。

1969 推出恒生指數服務。該指數已獲國際認同為反映香港股市走勢的主要指標。

1972 恒生在香港交易所上市。股份獲超額認購近二十九倍，總認購金額達港幣二十八億元，約相等於香港政府一九七一年財政收入的一半。

1981 取得在地鐵沿線車站開設分行的專營權。

1985 於深圳開設代表處，開始在內地建立據點。

1995 於廣州開設首間內地分行。

1996 推出更富時代感的企業形象。

1997 香港回歸後恒生旋即獲准在上海設立分行。

2000 於香港推出個人網上銀行服務。

2002 上海分行為外籍人士、香港特別行政區、澳門特別行政區與台灣居民，以及外資企業提供人民幣銀行服務。

廣州、上海及深圳分行開始為內地居民及企業提供外幣銀行服務。

於香港推出商業網上銀行服務。

於內地推出個人網上銀行服務。

優質服務七十年
70 YEARS OF EXCELLENCE

恒生於二零零三年三月三日慶祝七十周年紀念。

二零零二年經營環境甚嚴峻，恒生秉承審慎經營宗旨，以加強客戶關係為策略，面迎新挑戰，並提供卓越優質服務，致力成為客戶之首選銀行。

本行成功拓展非利息收入及控制成本。其他營業收入對總營業收入比率較二零零一年上升三點一個百分點，至百分之二十八點四。在嚴控開支下，成本對收入比率減少零點九個百分點至百分之二十五點四，屬銀行界中最低之列。

本行繼續推出多項一站俱全之服務，並重點發展理財服務及中小型企業服務等高增值業務。

穩固的客戶關係

七十年來，恒生的業務與香港同步發展，全賴本行能與客戶建立穩固的關係。

本行致力在互惠互利的基礎上，與客戶發展深厚長遠的關係，尤以透過市場分層策略，為客戶提供優質的增值服務。

本行個人綜合戶口服務，以豐富客戶多元生活體驗為綱，配合客戶不同階段理財需要，並提供專享時尚生活之優惠。本行深切了解客戶需求，因此能相應配合，特別在理財服務方面。

本行於二零零二年推出「翱翔」理財及「BIA Junior」兩項時尚生活之綜合戶口服務。

年內，本行增設二十六間專為高資產值客戶而設之優越理財中心，總數達五十九間。本行亦推出「財通萬里」個人銀行服務綜合戶口，方便穿梭內地與香港之客戶。

私人銀行服務擴大客戶基礎，並提供多元化的產品，迎合個別客戶之理財需要。

工商及金融機構業務則與財資業務攜手合作，照顧大型企業客戶日趨複雜之融資需要。

商業銀行業務為大、中及小型商業機構提供服務。本行成立商務理財業務處，加強促進與中小型企業客戶之關係。本行現已在全港成立十一間商務理財中心。

財務概況

扣除準備金前之營業溢利較二零零一年下降百分之二點二，為港幣一百一十二億五千五百萬元。除稅前溢利則下降百分之二點四，為港幣一百一十二億四千二百萬元。

淨利息收入下降百分之七點三，為港幣一百零八億零五百萬元，主要因為無利息成本資金之收益減少。雖然淨息差增加八個基點，但無利息成本資金之收益則減少十八個基點，導致淨利息收益率下跌十個基點至百分之二點四六。

年內，由於持有投資證券令淨息差擴闊，而低成本儲蓄存款上升及定期存款賺取之息差擴闊，使淨息差上升至百分之二點三六，惟部份升幅為樓宇按揭組合之平均息率進一步下降所抵銷。來自無利息成本資金之收益亦下降至百分之零點一，導致淨利息收入減少約港幣八億五千萬元。

其他營業收入上升百分之八點五，達港幣四十二億八千二百萬元。服務費及佣金淨收入上升百分之八點二，達港幣二十六億零五百萬元，主要因為銷售及管理零售投資基金之服務費收入上升百分之八十九點二，達港幣七億元。

來自理財服務包括投資服務及保險業務之收益，大幅上升百分之三十二點六，達港幣十六億零八百萬元，反映本行加強向客戶促銷之成效。該等收入佔其他營業收入總額百分之三十七點六。

營業支出下降百分之六點六，反映本行控制成本得宜。人事費用下降百分之九點二，主要因職員退休福利計劃在二零零二年毋須作特別供款。年內員工人數減少二百零九名至七千二百七十九名，與一九九七年高峰期比較，則減少七百六十九名。

無論商業客戶是創業之初或根基已固，恒生均深明其需要，
並致力提供最好的財務安排。



呆壞賬淨提撥為港幣五億七千一百萬元，較上年增加百分之三十四點七。

年內為新呆壞賬戶口提撥及原有呆壞賬戶口增加之特殊準備上升百分之八點五，達港幣十二億三千一百萬元，其中企業貸款及住宅按揭貸款之特殊提撥減少，惟未能抵銷信用卡貸款及個人貸款之特殊提撥因破產個案上升之增加。至於呆壞賬之收回及準備撥回則下降百分之五十三點六，為港幣三億三千萬元，主要來自的士貸款及企業貸款方面。

一般準備之撥回為港幣三億三千萬元，反映本行於結算日之預計潛在貸款損失較往年減少。此等預計損失之計算基礎為本行過往所產生並經確定之撇賬比率、貸款組合結構以及當時之經濟及信貸情況。

總準備對客戶貸款比率由去年之百分之一點五五，下降至二零零二年十二月三十一日之百分之一點二八。特殊準備對總客戶貸款比率下跌零點一二個百分點至百分之零點七九。一般準備佔總客戶貸款比率下跌零點一五個百分點，至百分之零點四九。

呆壞賬（已扣除懸欠利息）下降百分之一點五，為港幣六十億八千一百萬元。呆壞賬對總客戶貸款比率亦維持二零零一年底之百分之二點七水平。呆壞賬之特殊準備連同有關抵押品之市值，大約與有關貸款額相抵。

本行繼續保持雄厚之流動資金，於二零零二年之平均流動資金比率為百分之四十四點四，二零零一年則為百分之四十五點六。

總資本比率於二零零二年十二月三十一日為百分之十四點二，而第一級資本比率則為百分之十一點九，上年則分別為百分之十五點三及百分之十二點三。

貸款及存款

於二零零二年，恒生之總存款及在香港使用之貸款之市場佔有率均有增加。

客戶存款為港幣四千一百三十七億元，較二零零一年底之港幣四千一百四十三億元輕微減少。在低利率之環境下，客戶持續將資金從定期存款轉為儲蓄存款。

客戶貸款（已扣除懸欠利息及準備金）稍增百分之一，達港幣二千二百四十六億元，原因在經濟環境不明朗下，信貸需求仍然疲弱。

工業、商業及金融業之貸款上升百分之四點六。增幅主要來自物業投資企業之貸款及提供予大企業作為營運資金之貸款。

因政府擱置「居者有其屋計劃」而導致該等政府資助之置業計劃之貸款下降百分之十點八。若撇除該等貸款，個人貸款總額輕微上升百分之一點七。住宅按揭及信用卡貸款在競爭激烈之市況下仍有溫和增長。

由於新做按揭之息率持續下調，加上現有客戶亦有要求調低按揭息率，令未計現金回贈優惠之住宅按揭組合（不包括政府「居者有其屋計劃」住宅按揭貸款及職員房屋貸款）平均收益率，由二零零一年之最優惠利率減八十四個基點，下降至二零零二年之最優惠利率減一百四十九個基點。

貿易融資隨著本港之轉口貿易轉佳而增加百分之三點四。

於年底，向內地關連企業之總貸款增加百分之二點三，達港幣九十八億元，佔本行總貸款額百分之四點三。

各主要業務

個人銀行業務仍屬本行之主要盈利來源，佔除稅前溢利百分之四十九點四。商業銀行業務之溢利，佔除稅前溢利百分之九點九。工

商及金融機構業務以及財資業務之溢利，則分佔除稅前溢利百分之八點三及百分之十七點七。其他業務之溢利，主要來自股東資金管理、行址投資、物業投資及長期證券投資，共佔除稅前溢利百分之十四點七。

個人銀行業務之除稅前溢利較去年上升百分之六點六。儘管平均按揭息率持續下跌及政府「居者有其屋計劃」貸款減少，淨利息收入只輕微下跌百分之一點七，主要受惠於客戶持續將資金轉向較低成本之儲蓄存款。

其他營業收入上升百分之十六點八，主要來自理財服務之收入。

零售投資基金包括廣受歡迎之恒生精選基金系列之銷售額，較去年上升百分之四十六點七。於年底，恒生精選基金系列下共有六十隻零售基金，其中包括四十二隻保本基金，其數目為全港保本基金系列之冠。

由恒生之投資服務及私人銀行業務所管理之客戶資金上升港幣一百五十二億元，或百分之六十點一，於二零零二年底達港幣四百零六億元。

商業銀行業務之貸款增長百分之十三點一，成績滿意，主要為貿易融資及製造業貸款，惟淨利息收入則受到貸款及存款所賺取之息差收窄而減少，令除稅前溢利下跌百分之六點九。

此方面之業績亦受到強積金服務收入下降影響，原因是二零零二年來自強積金業務新客戶之佣金收入較上年為少。

工商及金融機構業務之除稅前溢利下降百分之四點九，業績備受貸款息差收窄所影響。

財資業務之除稅前溢利上升百分之二點九。淨利息收入上升百分之三點八，年內較多資金由同業拆放調撥往資本市場投資以增加收益，而定息債務證券組合則在低息環境下繼續受惠。

其他業務發展

本行在廣州、上海、深圳及福州設有分行及在北京及廈門設有代表處。年內本行內地業務有幾項重大發展。

上海分行推出人民幣銀行服務，服務對象為外籍人士、港澳台人士及外商投資企業。

而廣州、上海及深圳分行於年內開始為內地居民及企業提供外幣銀行服務，並設立優越理財中心。

本行為內地四間分行之客戶推出個人網上銀行服務，加強內地業務之覆蓋範圍。

恒生證券有限公司已在上海開設代表處，而恒生投資管理有限公司亦已獲批准在深圳開設代表處。

本行亦已於台北設立辦事處。

網上銀行服務為本行多元化銷售網絡之重要一環，對提升本行產品銷售助力甚大。

於二零零二年，本行推出商業網上銀行服務，協助商業客戶及中小型企業有效地管理公司財務，並能藉節省交易費用而減低成本。

於年底，登記使用個人網上銀行服務之客戶上升至超逾二十五萬名，較一年前增加百分之四十二點六。網上交易佔本行總交易數目增至超逾百分之十四，而經網上進行之證券買賣交易佔總證券買賣之數目，亦上升至約百分之五十五。

由於本行之網上銀行服務趨於普及，分行可更專注於客戶之個人服務及加強客戶關係。於二零零二年，經櫃枱進行的交易數目，由二零零一年之百分之十七點二，下降至百分之十五點七。

本行現時在香港設有一百五十七間行所及自助理財中心。

建立團隊精神

本行致力在工作環境中建立團隊精神，並鼓勵員工發揮創意及提高服務意識，令員工之工作更具意義。

本行員工實踐「增值管理」策略，並就集團之最佳運作模式互相交流借鑑，與本行的表現休戚與共。在全體員工同心協力下，本行二零零二年之股東應得溢利以每名員工人均計，達港幣一百三十七萬元，為歷年之最高紀錄。而二零零一年及一九九二年則分別為港幣一百三十五萬元及港幣七十九萬元。

本行關顧員工之福利與個人發展，致力投資在人力資源。同時亦提供培訓課程，協助員工考取法定資格以及應付業務需要，以發揮其個人潛能。

本行致力推動創意文化，於二零零二年，員工提出約八百五十五項改善服務及爭取業務之創念建議。年內因實施創念計劃而節省之成本及增加之收益，達港幣一千二百八十萬元，而自一九九二年按年累積至今，則共達港幣一億二千七百萬元。

未來展望

預期二零零三年仍然充滿挑戰，競爭激烈、信貸需求疲弱及息差受壓。恒生仍採取審慎經營之道，以應萬變。

本行擁有龐大客戶基礎、雄厚財務實力及高營運效益，致力為客戶提供優質增值服務。

同時，本行亦會繼續致力發展市場分層策略，推出更多時尚之銀行服務，以期成為客戶首選之理財夥伴。

本行將透過發展高回報與高增值之理財服務及中小型企業業務，建立更緊密之客戶關係及擴充產品系列，以增加非利息收入，並提高跨部門銷售及市場佔有率。

在香港，客戶對終身理財服務之需求日增。本行正致力與擁有龐大發展潛力之中上層客戶建立關係，發展此方面之業務。

中小型企業向為香港商業的重要支柱，本行會繼續擴展此層面之客戶基礎。

本行將進一步提升網上銀行服務，為香港及內地客戶提供更多元化之服務。

內地業務仍然是本行的長遠策略投資。本行計劃在內地主要城市設立更多分行與支行，及提供網上銀行服務，以擴展內地之業務據點。本行正籌設南京分行，而上海浦西支行則預算於今年稍後開業。

本行已申請於廣州及深圳分行提供人民幣銀行服務。

其他業務方面，本行研究在內地開展信用卡業務。此外，本行之保險、證券及投資業務已積極準備拓展內地市場。

面對充滿挑戰之經營環境，恒生竭力保持超卓表現。本行擁有雄厚財務實力與龐大客戶基礎，加上良好業務根基及穩定業績記錄，本行將善用這些優點，爭取最佳業績，致力成為客戶之首選銀行。

鄭海泉

副董事長兼行政總裁

香港 二零零三年三月三日

恒生提供一站俱全之理財服務，保障客戶資產及為其增值，
使客戶有更多餘閒享受生活。



作為客戶之首選銀行夥伴，恒生提供不受時間地域限制之網上
銀行服務，為客戶帶來更多方便與機會。



主要獎項及評級

恒生銀行

- 獲《金融亞洲》雜誌評選為「香港最佳本地銀行」。
- 獲《財資雜誌》評選為「香港最佳本地商業銀行」以及「香港最佳企業管治公司」第三名。
- 獲《資本雜誌》頒發「最佳零售銀行獎」。
- 在「亞洲最佳投資者關係選舉」中，本行獲頒「最佳香港公司投資者關係獎」。
- 獲《亞洲貨幣》雜誌評選為於營運效率方面在本港排名第一，及於最佳對待少數股東方面在本港排名第二。
- 獲《金融亞洲》雜誌評選為香港「最積極為股東增值公司」第三名。
- 在「首二百間企業調查」中，本行之財務實力在企業中名列第三位。
- 恒生長期港元存款獲穆迪投資評級為Aa3，短期外幣存款評級為Prime 1，長期外幣存款評級為A3，及銀行財務實力B的評級－此乃香港銀行獲得之最高評級。
- 獲標準普爾確認本行之信貸評級為Api，該根據公開資料作評核的評級乃是本港銀行中之最高者。
- 惠譽國際確認本行之個別評級為A/B，為亞洲區內之銀行之最高評級。
- 本行贊助之「恒生銀行－協助警方撲滅青少年罪行比賽」，獲亞太區公關專業雜誌PRWeek頒發亞太區最傑出公共組別大獎。
- 獲頒發Gold Quill Award獎項，以表揚本行對成立「恒生乒乓球學院」之貢獻。
- 獲「Yahoo!網民最信任品牌獎」及「深得盛年Yahoo!網民心品牌獎」。

恒生人壽保險有限公司

- 獲標準普爾給予A+保險商財務實力及信貸評級。

恒生保險有限公司

- 獲標準普爾給予A+保險商財務實力及信貸評級。

財務業績

損益賬

財務業績摘要（以港幣百萬元位列示）	二零零二年	二零零一年
扣除準備金前之營業溢利	**11,255**	11,503
除税前溢利	**11,242**	11,514
股東應得之溢利	**9,961**	10,114
每股盈利（港元）	**5.21**	5.29

恒生銀行有限公司（本行）、各附屬公司及各聯營公司（恒生）於二零零二年之股東應得溢利為港幣九十九億六千一百萬元，較二零零一年下降百分之一點五。每股盈利為港幣五元二角一仙，較二零零一年下跌百分之一點五。

扣除準備金前之營業溢利下降港幣二億四千八百萬元，或百分之二點二，為港幣一百一十二億五千五百萬元。淨利息收入受無利息成本資金收入減少影響，下降百分之七點三，超逾其他營業收入上升百分之八點五及營業支出減少百分之六點六所帶來之利好影響。營業溢利於計及呆壞賬淨提撥上升百分之三十四點七後，下降百分之三點六，為港幣一百零六億八千四百萬元。除税前溢利較二零零一年下降港幣二億七千二百萬元，或百分之二點四，為港幣一百一十二億四千二百萬元。此金額已計及出售長期投資溢利之增加，及本行於恒生人壽保險有限公司應佔之長期保險業務權益估值。

營業溢利分析

港幣百萬元


11,500
11,000
10,500
10,000
01
02

二零零一年營業溢利	11,079
變更：	
淨利息收入	(855)
其他營業收入	335
營業支出	272
呆壞賬準備	(147)
二零零二年營業溢利	10,684

總營業收入

港幣十億元


20
15
10
5
98
99
00
01
02

總營業收入
其他營業收入
淨利息收入

經濟盈利

自一九九九年，恒生為推行「增值管理」策略，採用「經濟盈利」以量度業績表現，使管理層與股東達成一致的經營目標。管理層採用經濟盈利來釐定業務間之資源分配以達到最佳股東回報。經濟盈利是指經調整非現金項目後之除税後溢利，扣減恒生股東投資之資本成本。

於二零零二年，恒生之經濟盈利下降港幣二億一千九百萬元，或百分之三點九，此乃由於投資資本回報率下降而平均投資資本額上升所致。恒生為貫徹過往準則，仍然採用百分之十五之資本成本。恒生管理層估計，鑑於現時利率水平及恒生業務風險組合，本行之實質資本成本實低於此數。按此準則計算之經濟盈利走勢顯示，本行持續為股東增值。

經濟盈利

(以港幣百萬元位列示)	二零零二年	百分率	二零零一年	百分率
平均投資資本	**31,698**		31,061	
投資資本回報*	**10,083**	**31.8**	10,222	32.9
資本成本	**(4,747)**	**(15.0)**	(4,667)	(15.0)
經濟盈利	**5,336**	**16.8**	5,555	17.9

**投資資本回報指經調整非現金項目後之除税後溢利。*

資金管理

資金管理 (以港幣百萬元位列示)	二零零二年	二零零一年
於一月一日	**25,366**	13,998
增加	**35,590**	23,112
提取	**(18,165)**	(9,496)
價值變動	**(2,218)**	(2,236)
滙兌及其他	**35**	(12)
於十二月三十一日	**40,608**	25,366

由於資產管理及私人銀行業務之增長，本行所管理之資金較二零零一年十二月三十一日增加一百五十二億四千二百萬元，或百分之六十點一，達港幣四百零六億零八百萬元。

淨利息收入

淨利息收入 (以港幣百萬元位列示)	二零零二年	二零零一年
利息收入	**14,960**	24,509
利息支出	**(4,155)**	(12,849)
淨利息收入	**10,805**	11,660
賺取利息之平均資產	**439,736**	454,937
總孳息率(百分率)(以全年計)	**3.40**	5.39
淨息差(百分率)(以全年計)	**2.36**	2.28
淨利息收益率(百分率)(以全年計)	**2.46**	2.56

淨利息收入下降港幣八億五千五百萬元，或百分之七點三，主要因為市場利率下調導致無利息成本資金之收益減少。賺取利息之平均資產下降港幣一百五十二億元，或百分之三點三。雖然淨息差增加八個基點，但無利息成本資金之收益則減少十八個基點，導致淨利息收益率下跌十個基點至百分之二點四六。

淨息差上升八個基點至百分之二點三六，原因為持有投資證券令淨息差改善十一個基點，而低成本儲蓄存款上升及定期存款賺取之息差擴闊，亦分別使淨息差上升五個及四個基點，惟樓宇按揭組合(包括政府「居者有其屋計劃」之按揭)之平均息率進一步下降，令淨息差減少十二個基點。來自無利息成本資金之收益亦下降十八個基點至百分之零點一，導致淨利息收入減少約港幣八億五千萬元。

由於新做按揭之息率持續下調，加上現有客戶亦有要求調低按揭息率，令未計現金回贈優惠之住宅按揭組合(不包括政府「居者有其屋計劃」住宅按揭貸款及職員房屋貸款)平均收益率，由二零零一年之最優惠利率減八十四個基點，下降至二零零二年之最優惠利率減一百四十九個基點。

若與二零零二年上半年相比，淨利息收入於二零零二年下半年下降港幣一億零一百萬元，或百分之一點九，而淨利息收益率下降六個基點至百分之二點四三。淨息差下跌五個基點至百分之二點三三，主要因為樓宇按揭組合之平均收益率進一步下調。來自無利息成本資金之收益下跌一個基點至百分之零點一。

其他營業收入

其他營業收入上升港幣三億三千五百萬元，或百分之八點五，佔總營業收入百分之二十八點四，而二零零一年則佔百分之二十五點三。服務費及佣金淨收入上升港幣一億九千七百萬元，或百分之八點二，主要因為銷售及管理零售投資基金之服務費收入上升港幣三億三千萬元，或百分之八十九點二。保險業務服務費

及佣金收入下降港幣八千一百萬元，或百分之十九點一，主要受到強積金業務佣金收入減少所影響，原因是二零零二年來自強積金業務新客戶之佣金收入較二零零一年為少。信貸便利及信用卡之佣金亦分別下降百分之十一點五及百分之五點五。

買賣溢利上升港幣九千萬元，或百分之十七，其中外滙收入及證券及其他買賣活動溢利均有增加。保險承保業務溢利增加港幣一億零七百萬元，或百分之四十七點三，主要因為自二零零二年十一月起恒生人壽保險有限公司成為本行之附屬公司，其承保溢利亦併入作綜合計算。其他收入下降港幣四千五百萬元，或百分之十點一，主要由於客戶提前償還貸款之徵費減少。

來自理財服務包括投資服務（證券經紀及有關服務、銷售及管理投資基金、孖展買賣及私人銀行服務）以及保險業務（承保及銷售人壽及非人壽保險產品及強積金服務）之收益，大幅上升百分之三十二點六，達港幣十六億零八百萬元，反映本行加強向客戶促銷之成效。該等收入佔其他營業收入總額百分之三十七點六。

二零零二年其他營業收入

百分率


2.3
5.3
7.8
9.3
14.5
60.8

淨服務費及佣金收入
淨買賣溢利
其他
保險承保業務
投資物業之租金收入
股息收入

二零零二年營業支出

百分率


9.2
15.9
21.2
53.7

人事費用
房地產及設備費用
其他經營費用
折舊

營業支出

營業支出下降港幣二億七千二百萬元，或百分之六點六，為港幣三十八億三千二百萬元。人事費用下降港幣二億零九百萬元，或百分之九點二，主要是本年度毋須如二零零一年對職員退休福利計劃作特別供款。折舊減少港幣三千四百萬元，或百分之八點八，反映資本開支放緩。房地產及設備費用下降港幣五千五百萬元，或百分之六點三，主要由於網上銀行服務在年前推出後資訊科技費用支出減少。其他營業支出上升港幣二千六百萬元，或百分之四點五，主要因為個人銀行業務產品之推廣費用增加。

成本對收入比率下降零點九個百分點至百分之二十五點四，而二零零一年則為百分之二十六點三。

於二零零二年十二月三十一日，員工人數以相等於全職員工人數計算為七千二百七十九人（二零零一年十二月三十一日為七千四百八十八人）。

呆壞賬準備

損益賬淨提撥（以港幣百萬元位列示）	**二零零二年**	二零零一年
呆壞賬淨提撥/(撥回)		
特殊	**901**	424
一般	**(330)**	–
合計	**571**	424
平均客戶貸款	**225,725**	224,088
呆壞賬淨提撥/(撥回)對平均客戶貸款比率		
特殊	**0.4%**	0.2%
一般	**(0.1%)**	–
合計	**0.3%**	0.2%

呆壞賬淨提撥為港幣五億七千一百萬元，較上年增加港幣一億四千七百萬元，或百分之三十四點七。年內為新呆壞賬戶口提撥及原有呆壞賬戶口增加之特殊準備上升港幣九千六百萬元，或百分之八點五，達港幣十二億三千一百萬元，其中企業貸款及住宅按揭貸款之特殊提撥減少，惟未能抵銷因破產個案上升之增加引致信用卡貸款及個人貸款之特殊提撥。至於呆壞賬之收回及準備撥回為港幣三億三千萬元，下降港幣三億八千一百萬元，或百分之五十三點六，主要來自的士貸款及企業貸款方面。一般準備撥回達港幣三億三千萬元，反映恒生估計於結算日潛在但尚未確認及提撥特殊準備之貸款損失較往年減少。此等潛在貸款損失之估算基礎為過往所產生並經確定之撇賬比率、貸款組合結構以及結算日之經濟及信貸市況。

呆壞賬（已扣除懸欠利息）較二零零一年底下降港幣九千三百萬元，或百分之一點五，為港幣六十億八千一百萬元。呆壞賬對總客戶貸款比率亦維持二零零一年底之百分之二點七水平。

客戶貸款及準備 (以港幣百萬元位列示)	二零零二年	二零零一年
客戶貸款*	**227,475**	225,926
特殊準備	**(1,805)**	(2,052)
一般準備	**(1,108)**	(1,438)
客戶貸款**	**224,562**	222,436
呆壞賬總額*	**6,081**	6,174
呆壞賬*對客戶貸款*比率	**2.7%**	2.7%
準備對客戶貸款*比率		
特殊準備	**0.79%**	0.91%
一般準備	**0.49%**	0.64%
總準備	**1.28%**	1.55%
特殊準備對呆壞賬*比率	**29.7%**	33.2%

** 已扣除懸欠利息。*

*** 已扣除懸欠利息及準備。*

有形固定資產及長期投資之溢利

出售有形固定資產及長期投資之溢利上升港幣六千八百萬元，或百分之十七點三，達港幣四億六千一百萬元，反映年內出售本地上市證券之溢利增加，但部分增幅為出售債務證券溢利減少所抵銷。

物業重估減值

本行之行址及投資物業於二零零二年九月三十日經由獨立之專業估價師卓德測計師行有限公司重估，並確認與二零零二年十二月三十一日之估值無重大改變。該估值由持有香港測量師學會會員資格之專業估價師進行。重估行址物業之基準乃按照行址當時用途之公開市場價值，而重估投資物業之基準則按照公開市場價值。物業重估後有港幣六億九千二百萬元之減值，已於二零零二年十二月三十一日誌入本行之重估儲備賬；至於個別重估價值低於原始成本減除折舊之物業，減值共港幣三千六百萬元，則支取損益賬。


呆壞賬淨提撥
港幣百萬元
3,000
2,500
2,000
1,500
1,000
500
0
-500
98
99
00
01
02
特殊準備
一般準備


準備對客戶貸款比率
百分率
2.5
2.0
1.5
1.0
0.5
98
99
00
01
02
特殊準備
一般準備

資產負債表

總資產

總資產為港幣四千七百四十六億元，與二零零一年十二月三十一日相若。客戶存款與去年相若，在利率低企下，客戶持續將定期存款轉作儲蓄存款。客戶貸款於二零零二年上升百分之一，主要在住宅按揭貸款、企業貸款及貿易融資。政府「居者有其屋計劃」之住宅按揭貸款則下降。債務證券投資亦增加，涉及資金轉自回報率較低之同業拆放。貸款對存款比率由二零零一年十二月三十一日之百分之五十三點七，上升至二零零二年十二月三十一日之百分之五十四點三，反映客戶貸款輕微上升而客戶存款維持穩定。

資產分配

於十二月三十一日

(以港幣百萬元位列示)	二零零二年	百分率	二零零一年	百分率
庫存現金及短期資金	**77,784**	**16.4**	111,099	23.4
一個月以上之定期存放同業	**30,919**	**6.5**	43,666	9.2
存款證	**30,120**	**6.4**	23,203	4.9
證券投資	**80,367**	**16.9**	45,429	9.6
客戶貸款	**224,562**	**47.3**	222,436	46.8
其他資產*	**30,850**	**6.5**	28,954	6.1
總資產	**474,602**	**100.0**	474,787	100.0

* *直屬控股公司及同母系附屬公司之欠款已包括在其他資產內。*

證券投資

持作買賣用途之證券減少港幣十億元，或百分之四十四點七，為港幣十二億元。持至期滿之債務證券投資則增加港幣三百七十二億元，或百分之九十四點一，達港幣七百六十九億元，有關資金乃

總資產、客戶存款及客戶貸款

港幣十億元


600
500
400
300
200
100
98
99
00
01
02
總資產
客戶存款
客戶貸款

貸款對存款比率

百分率


60
50
40
98
99
00
01
02

二零零二年資產分配

百分率


6.4
6.5
6.5
16.4
16.9
47.3
客戶貸款
證券投資
庫存現金及短期資金
一個月以上之定期存放同業
其他資產
存款證

二零零一年資產分配

百分率


4.9
6.1
9.2
23.4
9.6
46.8
客戶貸款
證券投資
庫存現金及短期資金
一個月以上之定期存放同業
其他資產
存款證

調撥自同業拆放，以增加淨利息收益。超逾百分之九十五持至期滿債務證券於五年內到期。於二零零二年十二月三十一日持至期滿之債務證券之公平市值達港幣七百八十億元，包括未實現之增值港幣十二億元，相比於二零零一年十二月三十一日未實現之增值為港幣五億元。

股票投資減少港幣十三億元，或百分之三十六點七，為港幣二十三億元。

客戶貸款

客戶貸款（已扣除懸欠利息及準備金）溫和增長港幣二十一億二千六百萬元，或百分之一，於二零零二年十二月三十一日為港幣二千二百四十六億元，在經濟環境不明朗下，信貸需求仍然疲弱。

恒生於二零零二年在總貸款及在香港使用貸款之市場佔有率有所增加。

二零零二年客戶存款

百分率


3.9
8.8
37.3
50.0

二零零一年客戶存款

百分率


4.5
7.6
34.2
53.7

- 定期及其他存款
- 儲蓄存款
- 往來存款
- 發出存款證及其他債務證券

- 定期及其他存款
- 儲蓄存款
- 往來存款
- 發出存款證及其他債務證券

客戶存款

客戶存款於二零零二年十二月三十一日為港幣三千九百七十七億元，較去年底微增港幣十九億元或百分之零點五，存款幣別組合無重大改變。在低利率之環境下，客戶持續將資金從定期存款轉為儲蓄存款。恒生於二零零二年在香港總存款之市場佔有率有所增加。

已發行存款證及其他債務證券總額下降港幣二十六億元，為港幣一百六十億元，原因為年內之新發行數額較前為少。

股東資金

於十二月三十一日(以港幣百萬元位列示)	二零零二年	二零零一年
股本	**9,559**	9,559
保留溢利	**19,242**	19,618
行址及投資物業重估儲備	**7,324**	8,119
長期股票投資重估儲備	**1,031**	2,323
資本贖回儲備	**99**	99
	37,255	39,718
擬派股息	**6,309**	5,353
股東資金	**43,564**	45,071
平均股東資金回報率(百分率)(以全年計)	**22.9**	23.0

股東資金（不包括擬派股息）下跌港幣二十四億六千三百萬元，或百分之六點二，於二零零二年十二月三十一日為港幣三百七十二億五千五百萬元。保留溢利減少港幣三億七千六百萬元，為擬派特別中期股息港幣九億五千六百萬元與本年度經分派股息後之溢利港幣五億九千三百萬元對銷後之淨額。行址及投資物業重估儲備亦因物業價值進一步下調而減少港幣七億九千五百萬元。長期股票投資重估儲備因出售股票及所持股票之公平市值下跌而減少港幣十二億九千二百萬元。

平均股東資金回報率為百分之二十二點九，而二零零一年則為百分之二十三。

是年度內本行或任何附屬公司並無購買、沽售或購回本行之上市證券。

資本管理

資本管理

資本基礎及風險加權資產分析

(以港幣百萬元位列示)	二零零二年	二零零一年
資本基礎		
第一級資本		
股本	**9,559**	9,559
保留溢利	**18,795**	19,342
資本贖回儲備	**99**	99
合計	**28,453**	29,000
第二級資本		
行址及投資物業重估儲備	**5,153**	5,708
長期股票投資重估儲備	**705**	1,418
客戶貸款一般準備	**1,108**	1,437
合計	**6,966**	8,563
扣除未綜合計算之投資及其他項目	**(1,376)**	(1,331)
總資本基礎	**34,043**	36,232
風險加權資產		
資產負債表內	**222,758**	221,565
資產負債表外	**16,262**	14,726
總風險加權資產	**239,020**	236,291
包括市場風險之總風險加權資產	**239,426**	236,588
資本充足比率		
經調整市場風險後		
第一級比率*	**11.9%**	12.3%
總比率*	**14.2%**	15.3%
未調整市場風險		
第一級比率	**11.9%**	12.3%
總比率	**14.2%**	15.3%

* *資本比率已根據香港金融管理局之監管政策手冊內有關指引計及市場風險。*

資本基礎下降港幣二十一億八千九百萬元，或百分之六，原因為保留溢利在派發建議之特別中期股息後減少，以及行址及投資物業重估儲備與長期股票投資重估儲備下跌。經調整市場風險後之總風險加權資產上升港幣二十八億三千八百萬元，或百分之一點二，達港幣二千三百九十四億元。總資本比率及第一級資本比率則分別下跌一點一個百分點及零點四個百分點。

風險管理

風險管理為恒生業務管理之重要部份。恒生業務涉及之風險，其中最主要之風險類別為信貸風險、流動資金風險、市場風險及運作風險。而市場風險則包括外滙風險、利率風險及股價風險。恒生之風險管理政策專為界定及分析風險、設定適當的風險限額及通過可靠及先進管理資訊系統不斷監察此等風險及限額。恒生之風險管理政策及主要風險限額之監控，均獲得董事會核准，並由執行委員會及審核委員會定期監察及檢討。

信貸風險

信貸風險乃指客戶或交易對手不能或不願履行其與恒生訂立之信貸承諾而產生之風險。信貸風險主要來自貸款、貿易融資、財資及租賃業務。恒生有既定之準則、政策及程序，控制及監察所有信貸風險。

本行委派信貸監理部統籌集中管理信貸風險。由信貸監理部主管領導，直接向行政總裁負責並就職務執行上向滙豐集團信貸及風險部滙報。恒生亦按滙豐集團準則制定有關信貸政策。信貸監理部之職責詳列如下：

- 制定信貸政策及編訂信貸風險手冊並提交董事會通過；
- 建立及修訂大額信貸風險政策以控制對客戶或客戶集團之大額信貸及其他風險集中之情況；
- 向業務部門發出信貸指引，並清楚列明恒生對不同市場、行業及產品之信貸取向及可接受之額度。有關指引均定期更新及提供予所有信貸及市場業務人員；
- 獨立審核及客觀評估風險。營業部門在批出非銀行客戶之商業信貸前，若信貸超逾某指定限額，需交由信貸監理部進行獨立評估。在重新批額或定期檢討該等信貸時，亦需由信貸監理部作出獨立覆核及風險評估；
- 監控對銀行及金融機構之信貸風險。本行委托滙豐集團信貸及風險部批核本行對金融業及政府交易對手之信貸及結算風險限額。本行之信貸監理部與滙豐集團信貸及風險部之專責小組協調管理，而該小組採用中央處理系統及自動化程序對風險作出環球監控及管理；
- 監控跨國信貸與監控對銀行及金融機構之信貸風險相似，信貸監理部與滙豐集團信貸及風險部之專責小組採用中央處理系統，透過設定債務國限額輔以相關期限及業務類別限額，協調管理債務國及跨國風險。跨國限額乃根據經濟及政治因素和當地業務知識而釐定。與較高風險國家進行之交易須按個別情況考慮；
- 監控特定行業之信貸風險包括船運業及航空業，並緊密監察對其他行業或產品如電訊、商用物業和住宅物業等風險。並按需要對某些行業之風險設置上限或限制新信貸；

- 維持信貸分級制度。恒生採用滙豐集團之評級制度，將客戶信貸分為七個等級，首三個等級屬於不同程度之理想風險。餘下之四個未如理想的等級中，第六級及第七級為呆壞賬。而對銀行交易對手之信貸評級結構則分為十級，其中六級屬理想風險。信貸評級由最終批核之行政人員負責核實。該等評級須定期審核，並按需要適時作出修改；
- 向銀行管理層滙報信貸資料。向信貸審核委員會、執行委員會、審核委員會、董事會及滙豐集團信貸及風險部提交下列報告：

  －風險集中範圍及行業信貸風險

  －大額集團客戶風險

  －大額呆壞賬及其撥備

  －貸款組合中之指定業務如住宅按揭、商業房地產、電訊、信用卡，以及在有需要時進行之特別審核

  －債務國限額及跨國風險；
- 積極參予管理及發展符合標準之信貸系統以確保成本效益；
- 向業務部門提供各項有關信貸之意見及指引。

流動資金管理

流動資金管理主要為確保本行有能力及準時支付所有承擔。恒生之政策為保持穩健之流動資金水平，謹慎調控資產、負債及財務承諾之流動結構，以達致適當地平衡現金流量及應付一切資金承擔。

恒生須遵照有關流動資金監管之規定，主要根據香港銀行業條例附表四維持足夠流動資金比率。本行之平均流動資金比率於二零零二年為百分之四十四點四（二零零一年為百分之四十五點六），遠高於百分之二十五的最低要求。此外，恒生亦須遵照滙豐集團執行委員會訂定之流動資金要求，此標準對持有之流動資產更為嚴格。

本行採用資金流量管理模式訂立每日監控流動資金之程序及政策，維持優質流動資產儲備以確保足夠資金應付未來一段期間之財務承諾，包括到期之客戶存款及客戶未動用之信貸額。流動資金管理之流程需受資產及負債管理委員會監察及向執行委員會及董事會滙報。

作為基本資金來源，恒生維持穩定並分散於不同之期限及類別之存款基礎。恒生活躍於本地貨幣及資金市場，以便調節資產負債之到期情況及確保能以市場價格進行同業拆放及批發存款。

市場風險

市場風險乃因受利率、滙率或股票及商品價格之變動，而令恒生產生盈利或虧損。市場風險源自按市值計價基準列賬，以及按應計基準列賬之金融工具。客戶業務及自行持倉活動均會對恒生產生市場風險。

市場風險受董事會所核准之風險限額所規範。風險限額按每類產品及風險類別釐定。在設定風險限額時，產品之市場流通性為其中一個主要考慮因素。風險限額之設置乃配合有關風險量計之技巧，包括每個投資組合之持盤限額，敏感性限額與涉及風險數值限額。

恒生採用滙豐集團所訂定之風險管理政策及風險量計技巧，設立監察每日之實際風險與核準之風險限額比較之程序，並於有需要時作出行動以確保整體風險維持於可接受之水平。

涉及風險數值是一種按一置信水平估計由於市場滙率、利率及價格在特定持盤時間內之變動而使風險持倉盤可能出現虧損之技巧。恒生計算涉及風險數值之模式採用方差/協方差基準，利用過往市場價格變動資料，按百分之九十九置信水平及十日持倉期之基準作推算，並考慮不同市場及價格之間之相互關係。市場價格的變動乃參考過去兩年的市場數據計算。綜合不同風險類別的涉及風險數值乃根據各風險類別之間互不相干的假設而計算。

恒生已獲香港金融管理局之批准，採用此風險數值模式計算資本充足比率內之市場風險。此外，香港金融管理局亦對本行之市場風險管理程序表示滿意。

二零零二年涉及風險之數值


港幣百萬元
600
500
400
300
200
100
1
2
3
4
5
6
7
8
9
10
11
12
(月份)

二零零一年涉及風險之數值


港幣百萬元
600
500
400
300
200
100
1
2
3
4
5
6
7
8
9
10
11
12
(月份)

恒生於二零零二年及二零零一年之所有利率及滙率之風險持倉，以及個別風險組合之涉及風險數值如下：

涉及風險數值 (以港幣百萬元位列示)

	於二零零二年十二月三十一日	年內最低數值	年內最高數值	年內平均數值
所有利率及滙率之風險持倉之涉及風險數值	234	194	520	326
滙率之風險持倉之涉及風險數值(買賣)	3	3	5	4
利率之風險持倉之涉及風險數值				
。買賣	1	–	9	2
。累計	233	192	515	325

涉及風險數值 (以港幣百萬元位列示)

	於二零零一年十二月三十一日	年內最低數值	年內最高數值	年內平均數值
所有利率及滙率之風險持倉之涉及風險數值	352	119	562	248
滙率之風險持倉之涉及風險數值(買賣)	4	3	8	5
利率之風險持倉之涉及風險數值				
。買賣	3	1	18	4
。累計	353	117	565	247

於二零零二年，與市場風險有關之財資業務每日平均收入(包括應計賬項之淨利息收入及與交易持倉之資金成本)為港幣七百萬元(二零零一年為港幣七百萬元)。該等每日收入之標準差為港幣三百萬元(二零零一年為港幣三百萬元)。在二零零二年之二百四十七個交易日中只有一日錄得虧損，該日之虧損為港幣一千九百萬元。最常見之一日收入，是介乎港幣四百萬元至港幣八百萬元之間，佔二百一十二日。最高之一日收入則為港幣三千三百萬元。

外滙風險

恒生之外滙風險主要源自財資處之外滙買賣及銀行業務之滙兑風險，後者亦交由財資處統籌，按董事會核准之外滙買賣限額內集中管理。二零零二年每日平均外滙溢利為港幣二百萬元(二零零一年為港幣一百萬元)。結構性倉盤包括有形固定資產及行址投資、海外分行資本及法定儲備和海外附屬公司投資。

於二零零二年十二月三十一日，恒生只有美元非結構性外滙倉盤佔整體外滙淨倉盤總額百分之十以上。

外滙風險 (以港幣百萬元位列示)

	二零零二年		
	美元	其他外幣	外幣總額
現貨資產	173,129	93,023	266,152
現貨負債	(156,175)	(92,093)	(248,268)
遠期買入	35,222	11,284	46,506
遠期賣出	(39,974)	(12,101)	(52,075)
期權盤淨額	–	–	–
持有非結構性倉盤淨額	12,202	113	12,315
結構性持倉淨額	792	149	941

利率風險

利率風險來自財資交易組合及應計賬項，由財資處於董事會核准之限額內管理。二零零二年來自財資處與利率風險有關之業務每日平均收入為港幣五百萬元（二零零一年為港幣五百萬元）。

結構性利率風險主要產生自非財資業務，包括無利息成本資金之收益，例如股東資金及部分往來存款，以及固定息率之貸款及負債。此等結構性利率風險之管理，由恒生之資產及負債管理委員會負責監察。

利率感應分析為管理應計賬項利率風險之有效工具，載於第三十頁之分析表列出應收利息之資產及應付利息之負債在不同期間按合約條款或到期日而重新按市場利率定息之錯配情況。實際定息日可能因提早償還或行使期權而與原合約條款或到期日不同，而合約條款亦不一定反映實際行為規律。因此恒生管理利率風險時並非完全按該分析表之基準而是顧及此等資產負債之行為規律。

利率感應正差額代表在此期間內重新定息之資產多於負債，雖然正差額通常在利率向上之情況下令利息收益受惠，但實際之得益則受多項因素之影響，包括在重新定息日前提前償還，在不同期間及不同貨幣利率變動之差異。同樣，利率感應負差額代表在此期間內重新定息之負債多於資產，負差額通常在利率向下之情況令利息收益受惠，但實際得益亦同樣受上述之各項因素影響。

二零零二年市場風險收入每日分佈情況


日數
160
140
120
100
80
60
40
20
0
1
2
64
148
10
9
4
0
3
2
3
1
2.0 及 以下
2.0 至 4.0
4.0 至 6.0
6.0 至 8.0
8.0 至 10.0
10.0 至 12.0
12.0 至 14.0
14.0 至 16.0
16.0 至 18.0
18.0 至 20.0
20.0 至 22.0
22.0 及 以上
收入(港幣百萬元)

二零零一年市場風險收入每日分佈情況


日數
120
100
80
60
40
20
0
2
6
105
98
12
7
2
4
1
5
0
2
2.0 及 以下
2.0 至 4.0
4.0 至 6.0
6.0 至 8.0
8.0 至 10.0
10.0 至 12.0
12.0 至 14.0
14.0 至 16.0
16.0 至 18.0
18.0 至 20.0
20.0 至 22.0
22.0 及 以上
收入(港幣百萬元)

利率感應分析(以港幣百萬元位列示)

	二零零二年					
	三個月或以下	三個月以上至六個月	六個月以上至十二個月	十二個月以上	非利息計算	合計
資產						
庫存現金及短期資金	73,149	461	858	–	3,316	77,784
一個月以上之定期存放同業	27,996	969	1,954	–	–	30,919
存款證	19,315	660	1,058	9,087	–	30,120
證券投資	39,182	1,799	4,018	33,053	2,315	80,367
客戶貸款	197,350	9,934	8,012	5,098	4,168	224,562
其他資產*	5,206	38	835	992	23,779	30,850
總資產	362,198	13,861	16,735	48,230	33,578	474,602
負債						
往來、儲蓄及其他存款	383,063	4,729	6,628	3,653	15,620	413,693
同業存款	514	2	–	–	556	1,072
其他負債*	1,898	808	685	875	11,563	15,829
少數股東權益	–	–	–	–	444	444
股東資金	–	–	–	–	43,564	43,564
總負債	385,475	5,539	7,313	4,528	71,747	474,602
資產負債表以外	3,970	4,936	61	(8,967)	–	–
期限階段淨差額	(19,307)	13,258	9,483	34,735	(38,169)	–
累積淨差額	(19,307)	(6,049)	3,434	38,169	–	–

* *直屬控股公司及同母系附屬公司之存/欠金額已包括在其他資產及其他負債內。*

股票風險

恒生二零零二年之股票風險主要來自股票長期投資，已列示於財務報告附註十九項內。

衍生工具

衍生工具合約結餘（以港幣百萬元位列示）

	二零零二年			
	合約金額		以市值重估	
	買賣	非買賣	正數值	負數值
外滙合約				
即期及遠期	73,607	–	418	263
貨幣掉期	1,380	517	31	31
貨幣期權	22,207	–	36	35
利率合約				
利率掉期	31,685	32,758	1,222	1,416
期貨及遠期利率合約	57	–	–	1
利率期權	1,000	6,912	8	11
股票合約				
股票期貨	3	–	–	–
股票期權	174	–	1	1
市值重估數值分析				
買賣合約			1,164	946
非買賣合約			552	812

衍生工具乃指金融合約，其價值及特性衍生自有關之資產、滙率、利率及指數，主要包括在外滙、利率、股票、股票指數及商品市場之期貨、遠期、掉期及期權交易。衍生工具倉盤源自與客戶之交易以及恒生之自營買賣及資產負債管理活動。本行經常監察此等倉盤，以確保其不會超越可接受之風險水平。

衍生工具交易同時牽涉市場風險及信貸風險。恒生對衍生工具之市場風險乃按第二十六頁所述之市場風險監控制度，獨立及連同其他資產負債表項目產生之同類市場風險綜合管理。衍生工具所涉及之信貸風險包括合約重置成本（即合約按市值重估產生之正數值），以及合約剩餘期限之潛在未來價值變動。惟合約之名義金額並不代表恒生之信貸風險。所有衍生工具交易之審批及監察程序與其他信貸交易相同。

二零零二年十二月三十一日之衍生工具按產品類別分析表如上，列出買賣及非買賣用途之合約。恒生之衍生工具倉盤主要為外滙及利率合約，而期權合約主要用於提供客戶期權掛鈎之投資/存款產品及其相關對沖活動。作買賣用途之衍生工具之市值重估正數值包括於「其他資產」項內而負數值則列於「其他負債」項內。

運作風險

運作風險乃指因詐騙行為、未經許可事項、錯誤、遺漏、低效率、系統失誤或外來因素而產生之經濟損失風險。由人為錯誤或詐騙行為所造成之損失風險，可透過完善之內部監控系統而減低。該系統需記錄過程、獨立審批、核對和監察相關交易，詳情載於第四十頁之「企業管治及其他資料」。本行亦為保障業務運作及固定資產之有關損失購買適當保險。為減低因系統失誤或天災而影響或中斷業務之風險，所有業務及主要之後勤運作均設有後備系統及緊急業務復原計劃。後備電腦系統以及業務復原所需之場地亦已預備妥當。本行已訂立詳細之緊急復原措施並定期舉行演習，以確保該等程序乃屬適時及正確。

利國偉 大紫荊勳賢
名譽董事長



艾爾敦先生
董事長



董事

利國偉 大紫荊勳賢

名譽董事長

八十四歲。一九四六年加入本行，一九五九年十二月任董事，一九七六年一月任副董事長，一九八三年至一九九六年二月任執行董事長，一九九六年三月至一九九七年十二月任非執行董事長，一九九八年一月一日起任名譽董事長。一九七八年至一九八四年為香港上海滙豐銀行有限公司非執行董事，一九八四年至一九九二年任香港上海滙豐銀行有限公司董事會顧問，一九九一年至一九九七年任滙豐控股有限公司董事會顧問。恒生商學書院之名譽校董會主席，美麗華酒店企業有限公司、新世界發展有限公司、邵氏兄弟（香港）有限公司及上海實業控股有限公司董事。香港中文大學校董會終身校董。獲授由敦豪國際集團及南華早報聯合贊助之香港商業獎之一九九四年商業成就獎。於一九九七年七月榮獲香港特別行政區政府頒授「大紫荊勳章」。

艾爾敦先生

董事長

五十七歲。一九九六年六月獲委任本行董事，一九九八年一月一日獲委任非執行董事長。香港上海滙豐銀行有限公司主席。滙豐控股有限公司、地鐵有限公司及太古洋行有限公司董事。香港賽馬會董事。香港公益金執行委員會主席。香港總商會理事會副主席及香港貿易發展局理事會成員。

鄭海泉先生

副董事長兼行政總裁

五十四歲。一九九四年十月任本行董事，一九九五年四月任常務董事，一九九八年三月任副董事長兼署理行政總裁，一九九八年八月起任副董事長兼行政總裁。恒生人壽保險有限公司、恒生商學書院校董會及衞奕信勳爵文物信託人委員會主席。香港上海滙豐銀行有限公司、鷹君集團有限公司及九廣鐵路公司董事。證券及期貨事務監察委員會之程序覆檢委員會及香港特別行政區政府之首長級薪俸及服務條件常務委員會主席。香港銀行學會會長。香港工商專業聯會副主席。香港中華總商會會董。北京市政協常務委員會委員。香港特別行政區政府土地基金諮詢委員會委員、香港特別行政區行政會議成員及立法會議員薪津獨立委員會委員，及香港公益金董事會成員。於二零零零年九月獲浙江大學及於二零零一年四月獲深圳大學委任為客座教授。二零零零年十月獲西南財經大學委任為榮譽教授。

*陳祖澤先生

五十九歲。九龍巴士（一九三三）有限公司董事長。九龍巴士控股有限公司、粵海投資有限公司及香港交易及結算所有限公司之董事。路訊通控股有限公司之董事兼主席。一九六四年至一九七八年及一九八零年至一九九三年間任職於香港政府。期間歷任港督私人秘書、副常務司、政府新聞處處長、副布政司、工商司及教育及人力統籌司等要職。香港賽馬會副主席。尤德爵士紀念基金信託委員會主席。香港科技大學校董會主席。香港公益金董事會董事。於一九九九年七月榮獲香港特別行政區政府頒授「金紫荊星章」。一九九五年八月獲委任本行董事。

*鄭裕彤博士

七十七歲。新世界發展有限公司主席。周大福珠寶金行有限公司董事長及信德集團有限公司董事。一九八五年三月獲委任本行董事。

何添博士

九十四歲。一九三三年加入本行，一九五二年十二月任董事兼總經理，一九六七年至一九七九年任副董事長。美麗華酒店企

鄭海泉先生

副董事長兼行政總裁



業有限公司名譽董事長。新世界發展有限公司及景福集團有限公司之董事。香港中文大學聯合書院永久校董、香港中文大學校董、恒生商學書院校董、鄧肇堅何添慈善基金委員、何氏宗親總會永遠會長、旅港番禺會所永遠名譽會長及金銀業貿易場永遠名譽會長。

***許晉乾先生**

五十九歲。Pointpiper Investment Limited 之董事兼行政總裁。中建企業有限公司、怡和控股有限公司、怡和策略控股有限公司及置地控股有限公司董事。一九九四年八月獲委任本行董事。

***利定昌先生**

四十九歲。希慎興業有限公司主席兼常務董事。國泰航空有限公司、SCMP集團有限公司及馬士基集團香港有限公司之非執行董事，並為多間公司之董事。香港地產建設商會副會長。二零零二年八月獲委任本行董事。

***李家祥議員**

四十九歲。李湯陳會計師事務所首席合夥人。中國人民政治協商會議第十屆全國委員會委員。香港特別行政區立法會議員。立法會政府帳目委員會主席。九龍巴士控股有限公司、數碼通電訊集團有限公司、Wong's International (Holdings) Limited、中國航空技術國際控股有限公司、上海實業醫藥科技（集團）有限公司、萬科企業股份有限公司及香港工商專業聯會之董事。一九九四年任香港會計師公會會長。現為香港金融管理局接受存款公司諮詢委員會及稅務局稅務用家委員會委員。二零零零年二月獲委任本行董事。

羅康瑞博士

五十四歲。瑞安集團主席兼行政總裁。鷹君集團有限公司董事、新世界中國地產有限公司非執行董事及中國電訊股份有限公司獨立非執行董事。中國人民政治協商會議第十屆全國委員會委員。中華全國工商業聯合會副主席。香港工商專業聯會會長。長江開發滬港促進會理事長、中國宏觀經濟學會特邀顧問、港美商務委員會香港委員、中華海外聯誼會理事、香港科技大學顧問委員會成員、港泰商會顧問、香港地產建設商會會董、北京大學中國經濟研究中心顧問。於一九九八年七月榮獲香港特別行政區政府頒授「金紫荊星章」。獲授由敦豪國際集團及南華早報聯合贊助之香港商業獎之二零零一年商業成就獎。獲香港董事學會頒發「2002 年度傑出董事獎」。一九九九年二月獲委任本行董事。

陸觀豪先生

五十一歲。一九七五年加入本行，一九九四年十月任本行董事兼副行政總裁。一九九六年四月起任常務董事兼副行政總裁。香港工商專業聯會、安盛保險有限公司及九倉新電訊有限公司董事。香港銀行學會副會長。財經界人力資源諮詢委員會副主席。廣播事務管理局及稅基廣闊的新稅項事宜諮詢委員會成員。香港中文大學校董會成員及大學司庫。恒生商學書院校董。瑪麗醫院慈善信託委員會成員。

莫偉健先生

五十四歲。一九六六年加入本行，曾任與零售銀行、押滙及稽核有關之多個不同崗位，一九八八年至一九九四年七月任稽核處處主任，一九九四年八月獲委任零售銀行業務處處主任，一九九五年一月任高級助理總經理，一九九五年七月任副總經理，一九九六年一月升任總經理，一九九九年八月任董事兼總經理，二零零零年四月起出任本行常務董事兼總經理。負責本行零售銀行、私人銀行、投資服務及保險業務。香港金融管理局接受存款公司諮詢委員會委員。李寶椿聯合世界書院（香港）有限公司校董會副主席及恒生商學書院之校董會成員。

柯清輝先生

五十三歲。二零零零年二月起任香港上海滙豐銀行有限公司總經理。滙豐保險集團（亞太）有限公司主席。國泰航空有限公司、思捷環球控股有限公司、香港銀行同業結算有限公司及和記黃埔有限公司董事。香港銀行公會主席及香港貿易發展局理事會成員。二零零零年二月獲委任本行董事。

彭世文先生

五十四歲。一九九五年起任香港上海滙豐銀行有限公司財務主管。一九九九年一月獲委任本行董事。

***冼為堅博士**

七十三歲。萬雅珠寶有限公司董事長。美麗華酒店企業有限公司副主席、新世界發展有限公司常務董事及景福集團有限公司董事。一九九一年十一月獲委任本行董事。

***鄧日燊先生**

五十歲。昇和有限公司主席兼董事長，並為景福集團有限公司之副董事長、美麗華酒店企業有限公司及香港商業廣播有限公司之董事。懲教署人員子女教育信託基金委員會主席、華人永遠墳場管理委員會委員、人事登記審裁處審裁員、香港特別行政區護照（上訴委員會）委員、大律師紀律審裁團成員及香港海關人員子女教育信託基金投資顧問委員會委員。於一九九七年獲委為太平紳士。二零零零年七月榮獲香港特別行政區政府頒授「銅紫荊星章」。一九九五年八月起獲委任本行董事。

* *獨立非執行董事*

艾爾敦先生為滙豐控股有限公司及香港上海滙豐銀行有限公司之董事。鄭海泉先生為香港上海滙豐銀行有限公司之董事。柯清輝先生為香港上海滙豐銀行有限公司之總經理。彭世文先生為HSBC Asia Holdings BV之董事及香港上海滙豐銀行有限公司之財務主管。滙豐控股有限公司、HSBC Asia Holdings BV及香港上海滙豐銀行有限公司擁有本行之權益根據證券（公開權益）條例第二部份乃屬需公佈者。

高層管理人員

鄭海泉先生

副董事長兼行政總裁

（鄭海泉先生之簡介已列於第三十二頁。）

陸觀豪先生

常務董事兼副行政總裁

（陸觀豪先生之簡介已列於第三十三頁。）

莫偉健先生

常務董事兼總經理

（莫偉健先生之簡介已列於第三十三頁。）

茲謹將截至二零零二年十二月三十一日年度之報告書及已審核賬項送呈台覽。

主要業務

本行及各附屬及聯營公司從事銀行業及有關之金融服務。

溢利

本行及各附屬及聯營公司之本年度綜合溢利連同有關經已派發及宣佈派發之股息詳情列於本年結第九十三頁。

主要客戶

董事會認為，本行五位最大客戶所佔是年度本行總利息及其他營業收入少於百分之三十。

附屬公司

有關本行各主要附屬公司於二零零二年十二月三十一日之資料列於本年結第一百三十五頁。

股本

是年度內本行之註冊股本及實收股本並無任何變動。

捐款

是年度內本行及各附屬公司之慈善捐獻共為港幣九百萬元。

董事會

於年結日時，本行之董事為利國偉博士、艾爾敦先生、鄭海泉先生、陳祖澤先生、鄭裕彤博士、何添博士、許晉乾先生、利定昌先生、李家祥議員、羅康瑞博士、陸觀豪先生、莫偉健先生、柯清輝先生、彭世文先生、冼為堅博士及鄧日燊先生。

利漢釗博士於二零零二年四月二十三日起請辭本行董事職務。

利定昌先生於二零零二年八月三日獲委任為本行董事，並依章告退，但願應選連任。

董事鄭裕彤博士及鄧日燊先生依章輪值告退，但願應選連任。

本行並無與將於股東週年常會上擬重選連任之董事訂立任何於一年內若由本行終止合約時須作出賠償（除法定賠償外）之服務合約。

是年度內及於年結日時，本行或本行之任何控股公司、任何附屬公司或同母系附屬公司並無訂立本行董事享有重大權益之重要合約。

董事委員會

董事會設立兩個董事委員會，分別為執行委員會及審核委員會。

執行委員會

執行委員會定期舉行會議，並在董事會直接授權下，以一般管理委員會形式運作，成員包括鄭海泉先生（主席）、柯清輝先生、陸觀豪先生及莫偉健先生（董事）。

審核委員會

審核委員會定期與本行之財務、內部稽核及條例執行之高層管理人員，以及本行之核數師舉行會議，以考慮本行之財務報告、稽核檢討之性質及範圍，以及內部監控及條例執行制度之效率。審核委員會之成員為李家祥議員（主席）、鄧日燊先生及彭世文先生，彼等均為本行之非執行董事。

最佳應用守則及監管政策手冊內有關本地註冊認可機構的企業管治指引

本行於是年度內恪守本行所採納之最佳應用守則，該守則包括香港聯合交易所有限公司之證券上市規則（「上市規則」）附錄

十四之全部指引。本行並遵循香港金融管理局於二零零一年九月發出之監管政策手冊內有關本地註冊認可機構的企業管治指引。有關本行企業管治之詳情列於第四十頁及第四十一頁。

董事權益

本行董事依照上市規則而作出之公佈，於年結日時所持之本行及各相聯公司之權益詳情列於下表之內。

	個人權益	家屬權益	公司權益	其他權益	總數
持有本行之普通股					
（每股面值港幣五元正）					
利國偉博士	1,091,516	1,124,783	350,990[1]	158,152[2]	2,725,441
艾爾敦先生	300	–	–	–	300
陳祖澤先生	–	–	–	1,000[3]	1,000
何添博士	3,480,252	–	–	–	3,480,252
陸觀豪先生	1,983	2,500	–	–	4,483
莫偉健先生	1,625	–	–	–	1,625
持有滙豐控股有限公司之普通股					
（每股面值0.50美元）					
利國偉博士	1,704,306	1,286,224	75,320[1]	1,696,986[2]	4,762,836
艾爾敦先生	–	13,679	–	–	13,679
鄭海泉先生	24,658	49,620	–	–	74,278
陳祖澤先生	14,283	–	–	3,000[3]	17,283
何添博士	102,687	–	–	–	102,687
許晉乾先生	9,037	24,342	1,001,269[4]	–	1,034,648
李家祥議員	–	18,132	79,622[5]	–	97,754
陸觀豪先生	51,711	2,400	–	–	54,111
柯清輝先生	60,719	30,939	–	–	91,658
彭世文先生	92,469	–	–	–	92,469

註：

(1) 利國偉博士及其夫人有權控制某一私人公司不少於三分之一之股份表決權而可於其股東大會上行使者，而列於公司權益項下之股份，均全數由該公司實益持有。

(2) 利國偉博士及其夫人乃一慈善基金其中兩位信託人，該慈善基金持有1,633,660股滙豐控股有限公司股份，而該基金按稅務條例第88條可豁免繳稅。又利國偉博士之夫人乃兩項信託之兩名信託人之一，而該兩項信託包括158,152股本行股份及63,326股滙豐控股有限公司股份。利國偉博士及其夫人並非此註(2)內所述股權之受益人。

(3) 陳祖澤先生及其夫人乃一項信託之受益人，而該信託持有1,000股本行股份及3,000股滙豐控股有限公司股份。

(4) 許晉乾先生有權控制某一私人公司不少於三分之一之股份表決權而可於其股東大會上行使者，而列於公司權益項下之股份，均全數由該公司實益持有。

(5) 李家祥議員有權控制某一私人公司不少於三分之一之股份表決權而可於其股東大會上行使者，而列於公司權益項下之股份，均全數由該公司實益持有。

於年結日時，利國偉博士以家屬權益持有香港上海滙豐銀行有限公司發行二零零三年後償付有上下限浮息票據港幣二百五十萬元。

於年結日時，下列董事持有每股面值0.50美元之滙豐控股有限公司普通股之優先認股權。該等認股權乃滙豐控股有限公司無代價授予該等董事。

	於年結日時持有之優先認股權	於年內行使優先認股權認購之普通股	每股行使價(以便士計)	授予日期	開始行使日期	截止行使日期
艾爾敦先生	36,000	–	217.27	1995年3月7日	1998年3月7日	2005年3月7日
	40,500	–	333.34	1996年4月1日	1999年4月1日	2006年4月1日
鄭海泉先生	1,875	–	539.80	1999年4月1日	2004年8月1日	2005年1月31日
	1,119	–	602.99	2000年4月10日	2005年8月1日	2006年1月31日
陸觀豪先生	1,248	–	539.80	1999年4月1日	2004年8月1日	2005年1月31日
	1,679	–	602.99	2000年4月10日	2005年8月1日	2006年1月31日
莫偉健先生	3,126	–	539.80	1999年4月1日	2004年8月1日	2005年1月31日
柯清輝先生	21,000	–	627.67	1998年3月16日	2001年3月16日	2008年3月16日
	1,875	–	539.80	1999年4月1日	2004年8月1日	2005年1月31日
	1,119	–	602.99	2000年4月10日	2005年8月1日	2006年1月31日
彭世文先生	–	18,000[(1)]	217.27	1995年3月7日	1998年3月7日	2005年3月7日
	–	21,000[(1)]	333.34	1996年4月1日	1999年4月1日	2006年4月1日
	–	22,500[(1)]	501.60	1997年3月24日	2000年3月24日	2007年3月24日
	–	20,250[(1)]	627.67	1998年3月16日	2001年3月16日	2008年3月16日
	1,875	–	539.80	1999年4月1日	2004年8月1日	2005年1月31日
	1,119	–	602.99	2000年4月10日	2005年8月1日	2006年1月31日

註：

(1) 於行使優先認股權之日，即2002年12月17日，每股市值為708便士。

於年結日時，以下董事根據滙豐控股有限公司有限制股份計劃，各獲授予每股面值0.50美元之滙豐控股有限公司普通股之有條件獎勵股份數目如下：

艾爾敦先生	221,883
鄭海泉先生	114,129
陸觀豪先生	48,639
莫偉健先生	45,005
柯清輝先生	81,553
彭世文先生	46,575

除上述外，是年度內，本行、本行之任何控股公司、附屬公司或同母系附屬公司並無參與任何協定使本行董事取得本行或其他公司股份或債券而獲益。

於截至二零零二年十二月三十一日之年度內，本行並無發給認購本行股本或債務證券之權利予任何人士，亦無任何人士行使該等權利。

董事在與本行構成競爭之業務所佔權益

下列本行董事根據上市規則第8.10條作出申報，於二零零二年底時，在下述本行以外機構佔有權益，而該等機構之業務與本行直接或間接構成競爭或可能構成競爭：

利國偉博士為新世界金融有限公司之董事，該公司從事貸款業務。

艾爾敦先生為本行最終控股公司滙豐控股有限公司及其若干附屬公司（包括本行之直屬控股公司香港上海滙豐銀行有限公司）之董事。

鄭海泉先生為香港上海滙豐銀行有限公司及其附屬公司滙豐保險集團（亞太）有限公司之董事。

陸觀豪先生為安盛保險有限公司之董事，該公司從事一般保險業務。

莫偉健先生為滙豐投資管理（香港）有限公司及HSBC Investment Funds Hong Kong Limited之董事，該等公司皆為香港上海滙豐銀行有限公司之附屬公司。

柯清輝先生為滙豐保險集團（亞太）有限公司之董事，該公司為香港上海滙豐銀行有限公司之附屬公司。

彭世文先生為 HSBC Asia Holdings BV 及其若干附屬公司之董事。HSBC Asia Holdings BV 為香港上海滙豐銀行有限公司之直屬控股公司。

滙豐控股有限公司透過各附屬及聯營公司提供全面之銀行、保險及有關之金融服務。

本行董事所申報其佔有權益之機構，均分別由獨立之董事會及管理層管理，並須各自向其股東負責。

本行董事會內共有七位獨立非執行董事。該等獨立非執行董事之意見對董事會所作之決定有重要之影響。本行之審核委員會由三位非執行董事組成，定期開會檢討本行及各附屬公司之財務、內部監控及條例執行事宜。是以本行與上述董事所申報之業務，可基於各自利益獨立經營。

獨立非執行董事酬金

本行之獨立非執行董事於截至二零零二年十二月三十一日之年度各收取董事袍金港幣八萬元。

主要股東權益

根據本行依照證券（公開權益）條例而設之登記冊，於二零零二年十二月三十一日，下列公司擁有本行之權益（按照該條例所規定者）如下：

公司名稱	持有之普通股數量(每股面值港幣五元正) (佔總數百分率)
香港上海滙豐銀行有限公司	1,199,197,555 (62.72%)
HSBC Asia Holdings BV	1,199,197,555 (62.72%)
HSBC Asia Holdings (UK)	1,199,197,555 (62.72%)
HSBC Holdings BV	1,199,197,555 (62.72%)
HSBC Finance (Netherlands)	1,199,197,555 (62.72%)
滙豐控股有限公司	1,226,032,243 (64.13%)

香港上海滙豐銀行有限公司為 HSBC Asia Holdings BV 之全資附屬公司，HSBC Asia Holdings BV 為 HSBC Asia Holdings (UK) 之全資附屬公司，而 HSBC Asia Holdings (UK) 為 HSBC Holdings BV 之全資附屬公司。同時，HSBC Holdings BV 為 HSBC Finance (Netherlands) 之全資附屬公司，而 HSBC Finance (Netherlands) 則為滙豐控股有限公司之全資附屬公司。因此，香港上海滙豐銀行有限公司之權益亦被視為 HSBC Asia Holdings BV、HSBC Asia Holdings (UK)、HSBC Holdings BV、HSBC Finance (Netherlands) 及滙豐控股有限公司所擁有之權益。

本行董事會認為，滙豐控股有限公司實益持有本行之普通股1,188,057,371股(62.14%)。

購買、沽售或購回本行之上市證券

是年度內本行或任何附屬公司並無購買、沽售或購回本行之上市證券。

監管政策手冊內有關本地註冊認可機構披露財務資料之指引

本行截至二零零二年十二月三十一日止之年度會計賬項，完全符合香港金融管理局於二零零二年十一月頒佈之監管政策手冊內有關本地註冊認可機構披露財務資料指引之各項要求。

核數師

本行之核數師畢馬威會計師事務所將任滿告退，但表示願意留任。在行將召開之股東週年常會上將提呈議案，批准續聘畢馬威會計師事務所為本行之核數師。

承董事會命

董事長 **艾爾敦** 謹啟

香港　二零零三年三月三日

企業管治

本行致力實施良好的企業管治，並遵循香港金融管理局於二零零一年九月發出之監管政策手冊內有關本地註冊認可機構的企業管治指引。本行於是年度內亦恪守本行所採納之最佳應用守則，該守則包括香港聯合交易所有限公司之證券上市規則（「上市規則」）附錄十四之全部指引。

董事會

本行董事會由十六位具備不同經驗之人士組成，彼等之個人簡介列於第三十二頁至第三十四頁。當中三位為執行董事，其餘十三位為非執行董事。在十三位非執行董事中，七位為獨立非執行董事。

本行董事會致力達成令股東回報穩步增長，及提供超卓服務之目標，並制訂策略及監察管理層之運作。董事會亦定期召開會議，通常為每年八次。

本行董事會設立兩個董事委員會，即執行委員會及審核委員會。執行委員會於董事會會議相隔期間每月召開會議，而由一名獨立非執行董事出任主席之審核委員會，定期舉行會議，通常為每年四次。有關該兩個董事委員會之詳情列於第三十五頁之董事會報告書內。

內部監控

本行董事會負責本行及各附屬公司之內部監控系統，以及檢討其效能。

本行之內部監控系統包括完善之組織架構，以及全面的政策及標準。每一業務及運作單位之責任範圍均清楚列明，以確保有效之制衡。

本行已採納一系列程序，以防止資產被未經授權挪用或處置、妥善保存會計記錄，及確保業務上使用或向外公布之財務資料均屬可靠。此等程序只能提供合理保證，惟不能絕對確保不會出現重大錯誤、損失或詐騙行為。

本行亦採取多項制度和程序，以識別、控制和滙報主要風險，包括信貸、市場、資本、流動資金及營運等方面。此等風險由信貸委員會、資產負債管理委員會及執行委員會負責監控。有關管理個別風險類別之準則及程序，現詳列於第十八頁至第三十一頁之財務概況內。

此外，本行並透過程序（由打擊洗黑錢活動以至健康與安全規則），防止可能由道德、社會或環境有關之事項，或由經營方面導致之聲譽損失風險。

本行每年將年度營運計劃提交董事會審議及通過。同時亦會將業務表現與年度營運計劃之差異報告，呈交執行委員會及董事會作定期監察。此外，本行會每三年至五年制訂一份策略計劃。

內部稽核為本行內部監控系統重要之一環，負責監察內部監控程序之效能，並確保各業務及運作單位能遵守既定之政策及準則，亦經常就有關營運效益及其他風險管理事項向本行管理層作出建議。內部稽核工作集中於該等根據風險管理原則而確定為本行最大風險之運作範疇。本行稽核主管向董事長及審核委員會負責。

本行每年均對內部監控系統進行效益檢討，內容包括財務、營運、條例執行及風險管理之監控。

員工薪酬

董事會致力確保所釐定之薪酬能達致公允及吸引人才，並能對現職之能幹員工發揮鼓勵與挽留作用。

於決定薪酬方案時，已適當地考慮本行在香港及以外營運地區之薪酬水平及結構，以及市場狀況。

為激勵員工盡展所能，本行採納以表現為本之薪酬制度。薪酬乃按個人與業務之表現、市場慣例、內部對比及市場競爭情況等因素每年作出檢討。

本行在適當之情況下，會向員工發放與業績掛鈎之酬金，以資獎勵。酬金之水平則視乎本行執行年度營運預算計劃之成績及個別員工之表現。此外，作為長遠鼓勵，員工可獲發放根據滙豐控股之有關集團股份計劃之獎勵，但須視乎是否達到預定目標。另外，合資格員工亦可參與滙豐控股之儲蓄優先認股計劃。

員工之參與 / 員工發展

本行建立有效之渠道與員工作雙向溝通。管理層訊息例如業務發展方向、策略及業績等，均會透過不同渠道包括內部業務會議、內部刊物、晨早廣播、座談會及培訓課程向員工傳達，並歡迎員工就與其相關之事宜作出回應。本行更鼓勵員工透過工作改善計劃、跨部門合作以及創念計劃提出新建議。上述措施均有助本行與員工同心同德，為本行之業務發展努力。

本行提供員工發展計劃，有關計劃除協助員工達成其個人事業發展需要或提供與受法例規管業務有關所需的持續專業訓練外，更有助提升員工表現，以應付本行未來之挑戰。

行為守則

為確保本行以專業操守及高道德水平營運，本行將職員行為守則納入職員手冊內，所有員工均需嚴格遵守。該守則乃符合有關監管機構之指引及業內之最佳實務，並列出員工需要遵守之道德標準及價值觀，範圍涵蓋與法例、監管及道德有關之事項，並包括防止賄賂、員工買賣證券、私人利益及外間兼職之事宜。

本行不時提醒員工遵守該守則，並會定時檢討及更新該守則之內容。

健康與安全

本行深明一個安全之工作環境，必須能有效地管理健康與安全事宜。本行之目標為預先辨別涉及健康、安全及火災的風險，評估其相關之風險及採取有效措施，以消除、減低或控制因火警、意外或僱員和訪客受傷之重大風險。

本行已訂立健康及安全之準則、政策、規則及程序，並由本行之防火及安全主任負責執行。全體員工透過包括定期培訓課程及緊急疏散演習等積極參與，以符合法例規定及內部有關健康及安全標準之政策、規則及程序。

與股東之溝通

本行極重視與股東之溝通，並透過多種渠道增進與投資者的瞭解及交流。本行之年度及中期業績公布均會於網上直播，而年報及中期報告亦載有本行業務策略及發展之詳細資料。至於股東週年常會則提供與股東溝通之機會，各董事並會回答有關業務之提問。本行指定高層管理人員會定期與機構投資者及分析員會面，並向彼等提供與本行發展有關之適時訊息。本行之網址 *www.hangseng.com* 設有一個與投資者關係之網頁，以方便適時地瀏覽本行之新聞稿及其他業務訊息。

恒生深明良好企業公民之重要性，致力回饋社會及於經營時實踐環保之道。

社區服務

恒生參與多項慈善及贊助項目，重點在教育、社區服務及體育方面，以實踐援助有需要人士及協助其發展之承諾。

自一九九五年起，本行共頒發超逾四百三十個獎學金，金額超過港幣二千七百萬元，予學生在本港、內地及海外進修。二零零二年再有六名本港及內地學生獲頒獎學金，令恒生海外留學獎學金計劃之受惠學生總數增加至二十八名。

本行於二零零二年連續第五次贊助「恒生銀行之協助警方撲滅青少年罪行比賽」，共有十一萬二千二百二十四人參加，為警方舉辦之單項撲滅罪行比賽中參與人數最高之一次。該比賽並獲亞太區公關專業雜誌 PRWeek 頒發亞太區最傑出公共組別大獎。

自「恒生乒乓球學院」於二零零一年成立以來，參加人數超逾二萬八千名。連同對「恒生乒乓球學院」的贊助，本行自一九九一年以來，於推廣乒乓球運動之贊助，合共超過港幣一千六百萬元。本行並獲國際傳播專業人士協會頒發 Gold Quill Award 獎項，以表揚本行對成立「恒生乒乓球學院」之貢獻。

自一九九三年起，本行之慈善捐款超逾港幣一億零二百萬元，其中約港幣一千四百萬元乃捐贈予香港公益金。自二零零一年十二月推出網上捐款服務以來，本行客戶共捐出善款約港幣五十萬元。

員工之義工計劃為本行參與社區活動之重要一環。本行亦鼓勵行政人員參加慈善機構或公共團體之服務。

本行之全資附屬公司恒指服務有限公司，於二零零二年推出恒生流通指數系列，為投資者提供更全面的指數服務。

環保政策

恒生致力減低其業務對環境可能構成之影響，並制訂一系列以推動可持續發展為目標之管理措施。

於二零零三年一月，董事會通過一項根據本行實行多年的環保工作而制定之環保政策。本行並已成立環保管理委員會，以監察該政策之實施以及加強本行之環保工作。

在改善環保工作方面，本行已訂立目標，包括於未來五年（二零零三年至二零零七年）降低溫室氣體排放量百分之五，以及減少每年紙張用量，並會致力減少廢物及推廣循環再造。本行亦會積極提高員工的環保意識。

本行自一九九六年起停止寄發聖誕卡，並將有關款項捐贈慈善團體。恒生之電子賀卡系列齊全，受到廣泛歡迎。自二零零一年十二月推出以來，客戶經本行網頁寄出的電子賀卡約十三萬五千張。本行將繼續善用電子媒介以節省資源。

自一九九九年以來，本行參與政府主辦之企業植林計劃，於石澳郊野公園及大埔共種植樹木三萬棵。

作為良好企業公民，恒生積極回饋社會。受惠於「恒生乒乓球學院」
舉辦活動之人數，每年超逾一萬五千名。



Hang Seng Bank's results for 2002 have demonstrated resilience in a year marked by continuing deflation in Hong Kong and an economy constrained by sluggish consumption. Attributable profit fell by 1.5% to HK$9,961 million, compared with 2001.

Reflecting the encouraging developments in wealth management services and our strict cost discipline, other operating income grew by 8.5% and operating expenses dropped by 6.6%. These positive effects were outweighed by a 7.3% decrease in net interest income.

Our return on average shareholders' funds was 22.9%, compared with 23.0% a year earlier.

In view of the Bank's strong balance sheet and sound business fundamentals, the Directors have declared a second interim dividend of HK$2.80 per share, payable on 27 March 2003.

On the very special occasion of the Bank's 70th anniversary in 2003, the Directors have declared a special interim dividend of HK$0.50 per share or HK$956 million in total.

This will take the total distribution for 2002 to HK$5.40 per share, compared with HK$4.90 per share for 2001. Excluding the special dividend, the total dividend payment for the year represents 94% of the attributable profit for 2002.

Partnering for Success

Our goal is to be the partner of choice. We offer high standards of excellence in everything we do to help our stakeholders succeed, which in turn drives our growth.

We serve more than one-third of Hong Kong's population and are expanding in mainland China. As we celebrate our 70th anniversary as the 'ever-growing' bank, we undertake to increase value in every way we can for stakeholders, on whose strong support we rely.

We shall continue to enhance shareholder value; provide superior financial services that meet customer needs in wealth creation and asset protection; help staff achieve excellence, and share our gains with the communities we serve.

Our corporate tagline *Hang Seng Bank. Exceed. Excel.* signifies the stringent standards we have set ourselves in our efforts to help stakeholders realise their aspirations.

Managing for Value

Our adoption of the Managing for Value strategy in January 1999 has sharpened our focus on value-creating businesses that provide attractive returns to shareholders.

From the start of 1999 until the end of 2002, the Bank achieved a total return of 55.9% for shareholders, which was substantially more than the average return of 3.6% recorded by Hang Seng Index constituents. In absolute terms, total shareholder value increased by HK$74.1 billion.

Economic profit – the difference between post-tax profit and the cost of invested capital – was HK$5.3 billion in 2002. For consistency, a benchmark cost of capital of 15.0% was applied, which was higher than the Bank's actual cost of capital in the low interest rate environment.

Over the past 70 years, just as this married couple has grown closer together, Hang Seng has developed strong partnerships with its stakeholders.



We are expanding in mainland China to better serve customers and pave the way for our future growth.



The Year Ahead

The outlook for the economy in 2003 is clouded by the international political situation. Nonetheless, Hong Kong will remain export-led, looking to the United States and mainland China for its growth impetus. Domestic demand will remain subdued, with continuing deflation, high unemployment and weak asset prices.

The banking sector will continue to face the challenges of intense competition, weak loan demand and narrowing margins.

In order to be the preferred banking partner, Hang Seng will continue to deepen customer relationships and launch innovative products and services. We shall maintain our focus on wealth management services and small and medium-sized enterprises to increase non-interest income.

e-Banking services will be further expanded to increase customer convenience, following the successful launch in 2002 of Business e-Banking in Hong Kong and Personal e-Banking services in mainland China. We shall also step up our operations in the Mainland to meet the demands of our customers.

Acknowledgements

Our staff work as a team and make the real difference in our service delivery. We thank them for a year of excellent effort.

In the sluggish economic environment, we announced our fourth salary freeze in five years for 2003. The Board of Directors is grateful for staff understanding of the need to maintain business competitiveness.

The number of staff subscribing to the HSBC Holdings Savings-Related Share Option Plan was 4,105 at the year-end. The number of staff awarded options under the HSBC Holdings Group Share Option Plan had risen to 2,566.

I wish to express my sincere appreciation to my fellow Directors for their wise counsel. Dr H C Lee, who joined the Board in 1986 and chaired the Audit Committee from 1992 to 2000, resigned as a director in April 2002. We wish him well and thank him for his valuable contributions. Mr Peter Lee Ting Chang, JP, joined the Board in August 2002 and we extend our warm welcome to him.

We thank our many stakeholders for their solid support and for sharing the Bank's firm confidence in its future. Through the years, Hang Seng has come to stand for financial soundness, trustworthiness, value creation and service excellence. We shall redouble our efforts to strengthen these attributes and go on delivering value to all our partners.

David Eldon
Chairman
Hong Kong, 3 March 2003

We reach out to customers at an early age to develop strong relationships that last a lifetime.



Major Milestones 1933-2002

1933 Hang Seng Ngan Ho commences business as a small money-changing shop at 70 Wing Lok Street, Sheung Wan. In its first year of operation, it records a net profit of HK$10,389.

1952 Hang Seng is incorporated as a private limited company and embarks on commercial banking.

1960 Hang Seng becomes a public company.

1965 The Hongkong and Shanghai Banking Corporation acquires a 51% interest in Hang Seng (subsequently increased to 62.14%).

1967 Hang Seng pioneers seven-year residential mortgages in Hong Kong.

1969 The Hang Seng Index is launched as a public service. The Index has been internationally-recognised as Hong Kong's main stock market indicator.

1972 Hang Seng is listed on the Hong Kong Stock Exchange. The initial public offering was oversubscribed by nearly 29 times, totalling HK$2.8 billion and equivalent to nearly half the government's revenue in 1971.

1981 Hang Seng is granted a franchise to operate branches in Mass Transit Railway stations.

1985 The Bank establishes its presence in mainland China when it opens a representative office in Shenzhen.

1995 Hang Seng opens its first branch in mainland China, in Guangzhou.

1996 The Bank launches a more modern corporate identity.

1997 Hang Seng receives approval to open a branch in Shanghai shortly after the territory's reunification with China.

2000 Personal e-Banking services are launched in Hong Kong.

2002 The Shanghai branch launches renminbi services for foreign passport holders; citizens of the Hong Kong SAR, Macau SAR and Taiwan; and foreign-invested enterprises.

The Guangzhou, Shanghai and Shenzhen branches begin foreign currency services for mainland Chinese citizens and corporations.

Business e-Banking services are launched in Hong Kong.

Personal e-Banking services are launched in mainland China.

優質服務七十年

70 YEARS OF EXCELLENCE

Hang Seng celebrates its 70th anniversary on 3 March 2003.

The year 2002 proved to be very demanding. Hang Seng's prudent management and relationship building strategies enabled the Bank to meet new challenges and deliver high quality services. We endeavoured to become the provider of choice for financial services.

We were able to expand non-interest income and reduce costs. Our ratio of other operating income to total operating income rose by 3.1 percentage points to 28.4%, compared with 2001. The cost:income ratio fell by 0.9 percentage point to 25.4%, among the lowest in the banking world, as a result of strict expense discipline.

We further expanded our comprehensive range of one-stop solutions. We concentrated on the high growth businesses of wealth management and SME (small and medium-sized enterprises) services.

Strong Partnerships

The Bank has grown and prospered with Hong Kong in the past 70 years. We owe our enduring success to our solid partnerships with customers.

We seek to develop strong, lasting customer relationships based on mutual value creation. In particular, we are delivering service excellence and greater value to customers through segmentation.

Our personal integrated accounts enhance the customer experience, offer privileges to enrich their lifestyle and provide customised solutions catering for their life stages. With in-depth knowledge of customer needs, we are able to meet their financial aspirations, especially in wealth management.

We added Stamina Banking and BIA Junior to the family of lifestyle banking integrated accounts in 2002.

During the year, Prestige Banking Centres for affluent customers were increased by 26 to 59. ezLink Financial Services was introduced for commuters between Hong Kong and the Mainland.

Our private banking service reached out to more high net worth customers and offered a wider range of financial products to meet individual wealth management needs.

Our corporate and institutional banking division is teaming up with treasury and markets to meet the more sophisticated needs of large corporate customers.

Our commercial banking business serves the needs of large, medium and small businesses. We set up the Business Banking Division to strengthen relationships with SME customers. We have 11 Business Banking Centres throughout the territory.

Financial Highlights

Operating profit before provisions fell by 2.2% to HK$11,255 million, compared with 2001. Profit before tax amounted to HK$11,242 million, a reduction of 2.4%.

Whether our business customers are just starting out or are already well-established, we understand their requirements and help enhance their financial management.



Net interest income decreased by 7.3% to HK$10,805 million, mainly attributable to the fall in contribution from net free funds. A compression of 10 basis points in net interest margin to 2.46% was the net effect of a rise of 8 basis points in net interest spread and a reduction of 18 basis points in the contribution from net free funds.

Net interest spread was 2.36%, gaining from improved spreads on the holding of investment securities, growth in lower cost savings deposits and wider spread earned on time deposits. These were partly offset by a further decline in the average yield on the mortgage portfolio. The contribution from net free funds fell to 0.10%, which accounted for a reduction of about HK$850 million in net interest income.

Other operating income rose by 8.5% to HK$4,282 million. Net fees and commissions grew by 8.2% to HK$2,605 million, mainly attributable to the increase of 89.2% to HK$700 million in fees from the distribution and management of retail investment funds.

Income from wealth management services, comprising income from investment and insurance, grew strongly by 32.6% to HK$1,608 million, indicating increased product cross-selling to customers. It represented 37.6% of total other operating income.

Operating expenses fell by 6.6%, reflecting the Bank's strict cost discipline. Staff costs decreased by 9.2%, mainly due to non-recurrence of the special top-up contribution to the staff retirement benefit scheme made in 2001. The total staff number fell by 209 to 7,279, and by 769 from its height in 1997.

The net charge for bad and doubtful debts amounted to HK$571 million, an increase of 34.7% compared with the previous year.

New and additional specific provisions rose by 8.5% to HK$1,231 million. A reduction in specific charges for corporate accounts and residential mortgages was offset by the rise in specific charges for card advances and personal loans due to the rise in bankruptcies. Releases and recoveries were reduced by 53.6% to HK$330 million, mainly from taxi loans and corporate accounts.

There was a release of HK$330 million from general provisions. This reflected a reduction in our estimate of the latent loan losses which had occurred at the balance sheet date. The estimate was based on the historical experience of the rate at which such losses occur and are identified, the structure of our loan portfolio and the prevailing economic and credit conditions.

The ratio of total provisions as a percentage of gross advances to customers fell to 1.28% at 31 December 2002, compared with 1.55% a year earlier. Specific provisions decreased by 0.12 percentage point to 0.79%.
General provisions fell by 0.15 percentage point to 0.49%.

Gross non-performing advances (after deduction of interest in suspense) fell by 1.5% to HK$6,081 million. The ratio of gross non-performing advances to gross advances to customers was maintained at 2.7%, the same level as at the end of 2001. Specific provisions plus collateral that is conservatively valued amounted to almost 100% of non-performing advances.

We continued to maintain strong liquidity. The average liquidity ratio in 2002 was 44.4%, compared with 45.6% in 2001.

The total capital ratio at 31 December 2002 was 14.2% and the tier one capital ratio was 11.9%. This compares with 15.3% and 12.3% respectively a year earlier.

Loans and Deposits

Hang Seng increased its market share of total deposits and loans for use in Hong Kong in 2002.

Customer deposits were maintained at HK$413.7 billion, which was only marginally lower than the HK$414.3 billion at the end of 2001. Funds continued to shift from time deposits to savings deposits under the persistently low interest rate environment.

Advances to customers (after deduction of interest in suspense and provisions) recorded modest growth of 1.0% to HK$224.6 billion, as loan demand remained subdued in the uncertain economic environment.

Lending to the industrial, commercial and financial sectors grew by 4.6%, mainly recorded in lending to property investment companies and working capital financing of large corporations.

A decrease of 10.8% was recorded in advances under the suspended Government Home Ownership Scheme (GHOS) and other government sponsored home purchasing schemes. Excluding such advances, total lending to individuals rose by 1.7%. Residential mortgages and credit card advances recorded moderate growth amidst intense market competition.

As a result of the continued reduction in the pricing of new mortgages and the re-pricing of existing loans, the average yield on the residential mortgage portfolio, excluding GHOS mortgages and staff loans, fell from 84 basis points below BLR in 2001 to 149 basis points below BLR in 2002. This was before accounting for the effect of cash incentive payments.

Trade finance rose by 3.4%, benefiting from the improvement in Hong Kong's external trade.

Total advances to Mainland-related entities grew by 2.3% to HK$9.8 billion and accounted for 4.3% of total advances at the year-end.

Lines of Business

Personal financial services remained the major profit contributor, providing 49.4% of the profit before tax. Commercial banking contributed 9.9% of pre-tax profit, corporate and institutional banking 8.3% and treasury 17.7%. Other businesses, which mainly cover the management of shareholders' funds and investments in premises, investment properties and long-term equities, provided 14.7% of pre-tax profit.

Personal financial services recorded growth of 6.6% in profit before tax. Despite the prolonged decline in the average mortgage yield and the contraction in the GHOS mortgage portfolio, net interest income only recorded a marginal fall of 1.7%, benefiting from the continued shift of customer deposits to lower cost savings accounts.

Other operating income rose by 16.8%, mainly in wealth management services.

Sales of retail investment funds, including the popular Hang Seng Investment Series, increased by 46.7% from the previous year. The Investment Series comprised a total of 60 retail funds at the year-end, including 42 capital guaranteed funds – the largest set of capital guaranteed funds in number in Hong Kong.

Total funds under management, including investment funds and private banking funds, grew by HK$15.2 billion, or 60.1%, to HK$40.6 billion at the year-end.

Commercial banking recorded satisfactory loan growth of 13.1%, mainly in trade finance and other lending to the manufacturing sector. However, net interest income suffered from the compression in lending and deposit margins, and profit before tax decreased by 6.9%.

The operating result was also affected by a reduction in Mandatory Provident Fund services income due to higher commissions received from new customers in the previous year.

Corporate and institutional banking reported a decline of 4.9% in profit before tax. The operating result was affected by the compression in lending margins.

Treasury recorded growth of 2.9% in profit before tax. Net interest income rose by 3.8% as more funds were redeployed from interbank placing to the capital market for yield enhancement. The fixed rate debt securities portfolio continued to benefit in a low interest rate environment.

Other Business Operations

There were several milestone developments in mainland China, where Hang Seng operates branches in Guangzhou, Shanghai, Shenzhen and Fuzhou and representative offices in Beijing and Xiamen.

Our Shanghai branch launched renminbi services for foreign passport holders; citizens of the Hong Kong SAR, Macau SAR and Taiwan; and foreign-invested enterprises.

Our one-stop financial solutions help customers protect and grow their assets while they enjoy the finer things in life.



As the banking partner of choice, we provide 'any time, any place' e-Banking services to bring new opportunities and maximum convenience to customers.



The Guangzhou, Shanghai and Shenzhen branches began foreign currency services for mainland Chinese citizens and corporations, and opened Prestige Banking Centres during the year.

Personal e-Banking services were launched for customers of our four Mainland branches and should make our presence felt more strongly.

Hang Seng Securities Limited opened a representative office in Shanghai and Hang Seng Investment Management Limited obtained approval to open a representative office in Shenzhen.

In Taiwan, we opened our first representative office in Taipei.

e-Banking services have become an important part of our integrated multi-channel delivery network, helping us to increase product sales.

During 2002, Business e-Banking services were launched to help commercial customers and SMEs manage their company finances more efficiently and minimise costs through savings on transactional charges.

At the year-end, the number of customers registered for Personal e-Banking services had grown to more than 250,000, an increase of 42.6% from a year earlier. The number of internet transactions had risen to over 14% of total transactions and online share trading to about 55% of total securities transactions.

As our internet banking services become more popular, our branches are focusing on more personalised services and customer relationship deepening. Counter transactions fell to 15.7% of total transactions in 2002, compared with 17.2% in 2001.

We currently operate 157 branches and automated banking centres in Hong Kong.

Building Team Spirit

We promote teamwork in our working environment, nurture the service culture and encourage innovation.

Staff are committed to manage for value, share best practices and take responsibility together for the Bank's performance. Their joint efforts saw attributable profit rise to a record HK$1.37 million per employee in 2002, compared with HK$1.35 million in 2001 and HK$0.79 million in 1992.

We invest in the staff and care for their well-being and personal development. Training helps staff meet regulatory requirements and business demands, and to achieve their individual potential.

Our staff put forward about 855 ideas to improve services and capture business opportunities in 2002. Cost savings and revenue generation from the implementation of ideas in 2002 reached HK$12.8 million, taking the total since 1992 to HK$127 million on an annual recurring basis.

Future Prospects

2003 will be another challenging year. Hang Seng will continue to exercise great vigilance in its business in an environment of intense competition, weak loan demand and narrowing margins.

The Bank will build on its large customer franchise, financial strength and efficient operations, at the same time offering customers added value and premium service.

We shall continue to focus on customer segmentation and introduce more lifestyle banking services to become the preferred financial partner of customers.

In our higher margin, value-creating businesses of wealth management and SME services, we intend to increase non-interest income, product cross-selling and market share wherever we can through relationship building and widening our product range.

In Hong Kong, there is increasing awareness of the need for lifetime wealth management. We are growing both the affluent and mass affluent customer segments in this business, which offers vast potential.

SMEs are the cornerstone of Hong Kong businesses and we shall expand our customer base in this sector.

Our e-Banking services will be further enhanced for service differentiation, both in Hong Kong and mainland China.

The Mainland remains a long term strategic investment. We are expanding our network with more branches and sub-branches in major cities and through internet banking services. We are preparing for the opening of our Nanjing Branch. A sub-branch in Puxi, Shanghai, is expected to commence business later this year.

We have also applied for our Guangzhou and Shenzhen branches to offer renminbi services.

In other developments, we are looking into the Mainland credit card market. In addition, our insurance, securities and investment businesses are positioning themselves in the Mainland.

In the challenging operating environment, Hang Seng is committed to sustaining superior performance. We are a financially sound bank with a strong customer focus, good business base and steady record of profits. We shall make the most of our many strengths to maximise profitability and to be the bank of choice.



Vincent H C Cheng
Vice-Chairman and Chief Executive
Hong Kong, 3 March 2003

Major Awards and Ratings

For Hang Seng Bank

- Named the Best Local Bank in Hong Kong by *FinanceAsia* magazine.
- Named the Best Domestic Commercial Bank and ranked third for best corporate governance in Hong Kong by *The Asset* magazine.
- Voted the Best Retail Bank by *Capital* magazine.
- Received the Best Investor Relations by a Hong Kong Company award at the Investor Relations Magazine Asia Awards.
- Ranked first for best operational efficiency and second for best treatment of minority shareholders in Hong Kong by *Asiamoney* magazine.
- Ranked third for strongest commitment to enhancing shareholder value in Hong Kong by *FinanceAsia*.
- Ranked third for financial soundess in Hong Kong in the REVIEW 200 poll.
- Long-term local currency deposit rating of Aa3, short-term foreign currency deposit rating of Prime 1 and long-term foreign currency deposit rating of A3 from Moody's Investors Service. Bank Financial Strength Rating of B – the highest rating among Moody's rated Hong Kong banks.
- Api credit rating from Standard & Poor's – the highest rating based on public information for banks in Hong Kong – was affirmed.
- Individual rating of A/B from Fitch – the highest for banks in Asia – was affirmed.
- Won the Public Sector Award for the 'Hang Seng Bank – Help the Police Fight Youth Crime Competition' in the PRWeek Awards.
- Won a Gold Quill Award for role in the establishment of the Hang Seng Table Tennis Academy.
- Won the 'Yahoo! Prime Users Most Emotive Brand Award' and 'Award for the Brand Yahoo! Users Trust the Most'.

For Hang Seng Life Limited

- Assigned A+ insurer financial strength and counterparty credit ratings by Standard & Poor's.

For Hang Seng Insurance Company Limited

- Assigned A+ insurer financial strength and counterparty credit ratings by Standard & Poor's.

FINANCIAL PERFORMANCE

Profit and loss account

Summary of financial performance (HK$M)	2002	2001
Operating profit before provisions	**11,255**	11,503
Profit on ordinary activities before tax	**11,242**	11,514
Profit attributable to shareholders	**9,961**	10,114
Earnings per share (HK$)	**5.21**	5.29

Hang Seng Bank Limited (the Bank) and its subsidiary and associated companies (Hang Seng) reported a profit attributable to shareholders of HK$9,961 million for 2002, a decrease of 1.5 per cent compared with 2001. Earnings per share of HK$5.21 were 1.5 per cent lower than in 2001.

Operating profit before provisions fell by HK$248 million, or 2.2 per cent, to HK$11,255 million. The positive effects of an 8.5 per cent increase in other operating income and a 6.6 per cent reduction in operating expenses were outweighed by a 7.3 per cent reduction in net interest income, mainly attributable to the decline in contribution from net free funds. Operating profit decreased by 3.6 per cent to HK$10,684 million, after accounting for a 34.7 per cent increase in the net charge for bad and doubtful debts. Profit before tax amounted to HK$11,242 million, which was HK$272 million, or 2.4 per cent, lower than 2001, despite the increase in profits on disposal of long-term investments and the inclusion of the Bank's share of the value of the long-term assurance business of Hang Seng Life Limited.

Operating Profit Analysis


HK$M
11,500
11,000
10,500
10,000
01
02

2001 Operating Profit	11,079
Changes due to:	
Net Interest Income	(855)
Other Operating Income	335
Operating Expenses	272
Provisions for Bad and Doubtful Debts	(147)
2002 Operating Profit	10,684

Total Operating Income


HK$BN
20
15
10
5
98
99
00
01
02

Total Operating Income
Other Operating Income
Net Interest Income

Economic profit

In implementing its Managing for Value strategy, Hang Seng has adopted since 1999 economic profit as a value-based performance measurement. This is to align the objectives of Hang Seng's management to that of its shareholders. Management uses economic profit to decide of the allocation of resources among businesses to achieve the best return for shareholders. Economic profit is calculated from profit after tax, adjusted for non-cash items, and takes into account the cost of capital invested by Hang Seng's shareholders.

In 2002, Hang Seng's economic profit decreased by HK$219 million, or 3.9 per cent, the combined effect of a reduction in the return on invested capital and an increase in average invested capital. For consistency, the benchmark cost of capital of 15.0 per cent was applied. This is, in Hang Seng management's view, above its true cost of capital taking into account the current interest rate level and Hang Seng's business risk profile. The trend of economic profits in this analysis shows that Hang Seng continues to create value for its shareholders.

Economic profit (HK$M)	2002	%	2001	%
Average invested capital	**31,698**		31,061	
Return on invested capital*	**10,083**	**31.8**	10,222	32.9
Cost of capital	**(4,747)**	**(15.0)**	(4,667)	(15.0)
Economic profit	**5,336**	**16.8**	5,555	17.9

* *Return on invested capital represents profit after tax adjusted for non-cash items.*

Funds under management

Funds under management (HK$M)	2002	2001
At 1 January	**25,366**	13,998
Additions	**35,590**	23,112
Withdrawals	**(18,165)**	(9,496)
Value change	**(2,218)**	(2,236)
Exchange and other	**35**	(12)
At 31 December	**40,608**	25,366

Funds under management of HK$40,608 million were HK$15,242 million, or 60.1 per cent, higher than at 31 December 2001, due to expansion of our asset management and private banking businesses.

Net interest income

Net interest income (HK$M)	2002	2001
Interest income	**14,960**	24,509
Interest expense	**(4,155)**	(12,849)
Net interest income	**10,805**	11,660
Average interest-earning assets	**439,736**	454,937
Gross interest yield (% p.a.)	**3.40**	5.39
Net interest spread (% p.a.)	**2.36**	2.28
Net interest margin (% p.a.)	**2.46**	2.56

Net interest income decreased by HK$855 million, or 7.3 per cent, mainly attributable to the fall in contribution from net free funds due to lower market interest rates. There was a reduction in average interest-earning assets of HK$15.2 billion, or 3.3 per cent, plus a compression in net interest margin of 10 basis points to 2.46 per cent, the net effect of a rise of 8 basis points in net interest spread and a reduction of 18 basis points in the contribution from net free funds.

Net interest spread improved by 8 basis points to 2.36 per cent, which benefited by 11 basis points from improved spreads on the holding of investment securities and gained 5 and 4 basis points respectively from the growth in lower cost savings deposits and a wider spread earned on time deposits. These were partly offset by a further decline in the average yield on the mortgage portfolio (including those under the Government Home Ownership Scheme), which reduced net interest spread by 12 basis points. The contribution from net free funds fell by 18 basis points to 0.10 per cent, which accounted for a reduction of about HK$850 million in net interest income.

As a result of the continued reduction in the pricing of new mortgages and the re-pricing of existing loans, the average yield on the residential mortgage portfolio, excluding Government Home Ownership Scheme mortgages and staff loans, fell from 84 basis points below the best lending rate (BLR) in 2001 to 149 basis points below BLR in 2002. This was before accounting for the effect of cash incentive payments.

Compared with the first half of 2002, net interest income in the second half of 2002 fell by HK$101 million, or 1.9 per cent, with a 6 basis point fall in net interest margin to 2.43 per cent. Net interest spread decreased by 5 basis points to 2.33 per cent, mainly due to the further decline in the average yield on the mortgage portfolio. The contribution from net free funds was 1 basis point lower at 0.10 per cent.

Other operating income

Other operating income rose by HK$335 million, or 8.5 per cent, and contributed 28.4 per cent of total operating income, compared with 25.3 per cent in 2001. Net fees and commissions increased by HK$197 million, or 8.2 per cent, mainly attributable to the increase of HK$330 million, or 89.2 per cent, in fees from the distribution and management of retail investment funds. Insurance fees and commissions fell by HK$81 million, or 19.1 per cent, mainly affected by a reduction in commissions from Mandatory Provident Fund (MPF) services due to higher commissions received from new customers in the previous year. Commissions from credit facilities and card services also decreased by 11.5 per cent and 5.5 per cent respectively.

Dealing profits grew by HK$90 million, or 17.0 per cent, with improvements in foreign exchange income and securities and other trading results. Insurance underwriting profit increased by HK$107 million, or 47.3 per cent, mainly due to consolidation of the underwriting profit of Hang Seng Life Limited which became a subsidiary of the Bank in

Other Operating Income for 2002

In Percentage


2.3
5.3
7.8
9.3
14.5
60.8
Net Fees and Commissions Receivable
Net Dealing Profits
Other
Insurance Underwriting
Rental Income from Investment Properties
Dividend Income

Operating Expenses for 2002

In Percentage


9.2
15.9
21.2
53.7
Staff Costs
Premises and Equipment
Other Operating Expenses
Depreciation

November 2002. Other income fell by HK$45 million, or 10.1 per cent, mainly due to lower loan redemption fees.

Income from wealth management services, comprising income from investment (securities broking and related services, investment funds distribution and management, margin trading and private banking) and insurance (underwriting and distribution of life and non-life insurance products and MPF services), grew strongly by 32.6 per cent to HK$1,608 million, indicating increased product cross-selling to customers. It represented 37.6 per cent of total other operating income.

Operating expenses

Operating expenses fell by HK$272 million, or 6.6 per cent, to HK$3,832 million. Staff costs decreased by HK$209 million, or 9.2 per cent, mainly due to the non-recurrence of a special top-up contribution for the staff retirement benefit scheme made in 2001. Depreciation charges dropped by HK$34 million, or 8.8 per cent, reflecting a lower level of capital expenditure. Premises and equipment expenses decreased by HK$55 million, or 6.3 per cent, attributable to a reduction in IT expenditure after the spending in previous years on the development of e-banking initiatives. Other operating expenses increased by HK$26 million, or 4.5 per cent, mainly in marketing expenditure for the promotion of personal financial services products.

The cost:income ratio fell by 0.9 percentage point to 25.4 per cent, compared with 26.3 per cent for 2001.

Headcount measured in full time equivalents was 7,279 at 31 December 2002 (7,488 at 31 December 2001).

Provisions for bad and doubtful debts

Net charge to profit and loss account (HK$M)	**2002**	2001
Net charge/(release) for bad and doubtful debts		
Specific	**901**	424
General	**(330)**	-
Total	**571**	424
Average gross advances to customers	**225,725**	224,088
Net charge/(release) for bad and doubtful debts as a percentage of average gross advances to customers		
Specific	**0.4%**	0.2%
General	**(0.1%)**	-
Total	**0.3%**	0.2%

The net charge for bad and doubtful debts amounted to HK$571 million, an increase of HK$147 million, or 34.7 per cent, compared with the previous year. New and additional specific provisions rose by HK$96 million, or 8.5 per cent, to HK$1,231 million, with a reduction in specific charges for corporate accounts and residential mortgages more than offset by a rise in specific charges for card advances and personal loans due to the rise in personal bankruptcies. Releases and recoveries reduced by HK$381 million, or 53.6 per cent, to HK$330 million, mainly in taxi loans and corporate accounts. There was a release of general provisions of HK$330 million, reflecting a reduction in Hang Seng's estimate of the latent loan losses, which had occurred at the balance sheet date but which had not yet been reflected through the establishment of specific provisions. The estimate of these latent losses reflects Hang Seng's historical experience of the rate at which such losses occur and are identified, the structure of Hang Seng's loan portfolio and the economic and credit conditions prevailing at the balance sheet date.

Advances to customers and provisions (HK$M)	**2002**	2001
Gross advances to customers*	**227,475**	225,926
Specific provisions	**(1,805)**	(2,052)
General provisions	**(1,108)**	(1,438)
Advances to customers**	**224,562**	222,436
Gross non-performing advances*	**6,081**	6,174
Non-performing advance* as a percentage of gross advances to customers*	**2.7%**	2.7%
Provisions as a percentage of gross advances to customers*		
Specific provisions	**0.79%**	0.91%
General provisions	**0.49%**	0.64%
Total provisions	**1.28%**	1.55%
Specific provisions as a percentage of gross non-performing advances*	**29.7%**	33.2%

* *After deduction of interest in suspense.*
** *After deduction of interest in suspense and provisions.*

Net Charge for Bad and Doubtful Debts
HK$M


3,000
2,500
2,000
1,500
1,000
500
0
-500
98 99 00 01 02
Specific Provisions
General Provisions

Provisions as a Percentage of Gross Advances to Customers
In Percentage


2.5
2.0
1.5
1.0
0.5
98 99 00 01 02
Specific Provisions
General Provisions

Gross non-performing advances (after deduction of interest in suspense) fell by HK$93 million, or 1.5 per cent, to HK$6,081 million, compared with the end of 2001. The ratio of gross non-performing advances to gross advances to customers was maintained at 2.7 per cent, the same level as at the end of 2001.

Profit on tangible fixed assets and long-term investments

Profit on disposal of tangible fixed assets and long-term investments rose by HK$68 million, or 17.3 per cent, to HK$461 million, reflecting increased profits on the disposal of locally-listed equities partly offset by lower profits on the disposal of debt securities.

Property revaluation

Hang Seng's premises and investment properties were revalued by Chesterton Petty Limited, an independent professional valuer, at 30 September 2002 who confirmed that there had been no material change in valuations at 31 December 2002. The valuations were carried out by qualified valuers who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use. The basis of the valuation for investment properties was open market value. The property revaluation has resulted in a fall in Hang Seng's revaluation reserves of HK$692 million as at 31 December 2002 and a charge to the profit and loss account of HK$36 million in respect of properties where the valuation has fallen below the depreciated historical cost.

Balance sheet

Total assets

Total assets of HK$474.6 billion were in line with 31 December 2001. Customer deposits were almost flat with a continued shift of time deposits to savings under the persistently low interest rate environment. Advances to customers grew by 1.0 per cent during 2002, mainly in residential mortgages, corporate lending and trade advances while mortgages under the Government Home Ownership Scheme fell. Investment in debt securities also rose, with funds re-deployed from lower yielding interbank placements. The advances to deposits ratio rose to 54.3 per cent at 31 December 2002 from 53.7 per cent at 31 December 2001, the effect of a modest growth in customer advances against stable customer deposits.

Assets deployment

At 31 December (HK$M)	2002	%	2001	%
Cash and short-term funds	**77,784**	**16.4**	111,099	23.4
Placings with banks maturing after one month	**30,919**	**6.5**	43,666	9.2
Certificates of deposit	**30,120**	**6.4**	23,203	4.9
Investment securities	**80,367**	**16.9**	45,429	9.6
Advances to customers	**224,562**	**47.3**	222,436	46.8
Other assets*	**30,850**	**6.5**	28,954	6.1
Total assets	**474,602**	**100.0**	474,787	100.0

* *Amounts due from immediate holding company and fellow subsidiary companies are included under other assets.*

Investment securities

Securities held for dealing purposes decreased by HK$1.0 billion, or 44.7 per cent, to HK$1.2 billion, while investment in held-to-maturity debt securities increased by HK$37.2 billion, or 94.1 per cent, to HK$76.9 billion with funds

Total Assets, Customer Deposits and Advances to Customers

HK$BN



600
500
400
300
200
100
98 99 00 01 02

- Total Assets
- Customer Deposits
- Advances to Customers

Advances to Deposits Ratio

In Percentage



60
50
40
98 99 00 01 02

Assets Deployment for 2002

In Percentage



6.4
6.5
6.5
16.4
16.9
47.3

- Advances to Customers
- Investment Securities
- Cash and Short-term Funds
- Placings with Banks Maturing after One Month
- Other Assets
- Certificates of Deposit

Assets Deployment for 2001

In Percentage



4.9
6.1
9.2
23.4
9.6
46.8

- Advances to Customers
- Investment Securities
- Cash and Short-term Funds
- Placings with Banks Maturing after One Month
- Other Assets
- Certificates of Deposit

re-deployed from interbank placings to enhance net interest yield. Over 95 per cent of the held-to-maturity debt securities will mature within five years. The fair value of the held-to-maturity debt securities at 31 December 2002 amounted to HK$78.0 billion, with an unrealised gain of HK$1.2 billion compared with an unrealised gain of HK$0.5 billion at 31 December 2001.

Equity investments decreased by HK$1.3 billion, or 36.7 per cent, to HK$2.3 billion.

Advances to customers

Advances to customers (after deduction of interest in suspense and provisions) recorded a modest growth of HK$2,126 million, or 1.0 per cent, to HK$224.6 billion at 31 December 2002, as loan demand remained subdued under the uncertain economic environment.

Hang Seng gained market share of total loans and loans for use in Hong Kong in 2002.

Customer Deposits for 2002

In Percentage


3.9
8.8
37.3
50.0

Customer Deposits for 2001

In Percentage


4.5
7.6
34.2
53.7

- Time and Other Deposits
- Savings Accounts
- Current Accounts
- Certificates of Deposit and Other Debt Securities in Issue

Customer deposits

Customer deposits accounts were maintained at HK$397.7 billion at 31 December 2002, with a marginal growth of HK$1.9 billion, or 0.5 per cent, over the previous year-end and no material change in currency mix. Funds continued to shift from time deposits to savings accounts under the persistently low interest rate environment. In 2002, Hang Seng gained market share of total deposits in Hong Kong.

Certificates of deposit and other debt securities in issue fell by HK$2.6 billion to HK$16.0 billion with a lower level of new issues made during the year.

Shareholders' funds

At 31 December (HK$M)	2002	2001
Share capital	**9,559**	9,559
Retained profits	**19,242**	19,618
Premises and investment properties revaluation reserves	**7,324**	8,119
Long-term equity investment revaluation reserve	**1,031**	2,323
Capital redemption reserve	**99**	99
	37,255	39,718
Proposed dividends	**6,309**	5,353
Shareholders' funds	**43,564**	45,071
Return on average shareholders' funds (% p.a.)	**22.9**	23.0

Shareholders' funds (excluding proposed dividends) fell by HK$2,463 million, or 6.2 per cent, to HK$37,255 million at 31 December 2002. Retained profits were reduced by HK$376 million, the net effect of the proposed special interim dividend of HK$956 million and the current year profit after appropriation of HK$593 million. Premises and investment properties revaluation reserves fell by HK$795 million as a result of the further decline in the property market. The disposal and decrease in the fair value of long-term equities led to a reduction of HK$1,292 million in the long-term equity investment revaluation reserve.

The return on average shareholders' funds was 22.9 per cent, in line with the 23.0 per cent return in 2001.

There was no purchase, sale or redemption of the Bank's listed securities by the Bank or any of its subsidiaries during the year.

CAPITAL MANAGEMENT

Capital resources management

Analysis of capital base and risk-weighted assets (HK$M)	**2002**	2001
Capital base		
Tier 1 capital		
Share capital	**9,559**	9,559
Retained profits	**18,795**	19,342
Capital redemption reserve	**99**	99
Total	**28,453**	29,000
Tier 2 capital		
Premises and investment properties revaluation reserves	**5,153**	5,708
Long-term equity investment revaluation reserve	**705**	1,418
General loan provisions	**1,108**	1,437
Total	**6,966**	8,563
Unconsolidated investments and other deductions	**(1,376)**	(1,331)
Total capital base after deductions	**34,043**	36,232
Risk-weighted assets		
On-balance sheet	**222,758**	221,565
Off-balance sheet	**16,262**	14,726
Total risk-weighted assets	**239,020**	236,291
Total risk-weighted assets adjusted for market risk	**239,426**	236,588
Capital adequacy ratios		
After adjusting for market risk		
Tier 1*	**11.9%**	12.3%
Total*	**14.2%**	15.3%
Before adjusting for market risk		
Tier 1	**11.9%**	12.3%
Total	**14.2%**	15.3%

* *The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.*

The capital base fell by HK$2,189 million, or 6.0 per cent, due to the proposed special interim dividend to be paid out of retained profit and the fall in premises and investment properties revaluation reserves and long-term equity investment revaluation reserve. Total risk-weighted assets adjusted for market risk rose by HK$2,838 million, or 1.2 per cent, to HK$239.4 billion. The total capital ratio and tier 1 ratio reduced by 1.1 percentage points and 0.4 percentage point respectively.

RISK MANAGEMENT

Risk management is an integral part of Hang Seng's business management. The most important types of risks to which Hang Seng is exposed to are credit risk, liquidity risk, market risk and operational risk. Market risk includes foreign exchange, interest rate and equity price risks. Hang Seng's risk management policy is designed to identify and analyse risks, to set appropriate risk limits and to monitor these risks and limits continually by means of reliable and up-to-date management information systems. Hang Seng's risk management policies and major control limits are approved by the Board of Directors and they are monitored and reviewed regularly by the Executive Committee and Audit Committee.

Credit risk

Credit risk is the risk that a customer or counterparty will be unable or unwilling to meet a commitment that it has entered into with Hang Seng. It arises principally from lending, trade finance, treasury and leasing activities. Hang Seng has standards, policies and procedures in place to control and monitor all such risks.

Credit Risk Management (CRM) is mandated to provide centralised management of credit risk. CRM is headed by the Chief Credit Officer who reports to the Chief Executive and functionally reports to the HSBC Group Credit and Risk. Hang Seng conforms with the HSBC Group standards in establishing its credit policies. The responsibilities of CRM are as follows:

- formulation of credit policies which are embodied in the Credit Risk Manual as approved by the Board of Directors;
- establishment and maintenance of the Large Credit Exposure Policy setting controls on exposures to customers and customer groups and on other risk concentrations;
- issue of Lending Guidelines to provide business units with clear guidance on Hang Seng's attitude towards and appetite for lending to different market sectors, industries, and products etc. They are regularly updated and provided to all credit and marketing executives;
- independent review and objective assessment of risk. CRM undertakes an independent assessment of all commercial non-bank credit facilities over designated limits originated by business units, prior to the facilities being offered to the customer. Renewals and reviews of commercial non-bank facilities over designated levels are also subject to such independent review and assessment;
- control of exposures to banks and financial institutions. As full authority has been devolved to HSBC Group Credit and Risk to approve Hang Seng's credit and settlement risk limits to counterparties in the financial and government sectors, Hang Seng CRM co-ordinates with the dedicated unit within

Group Credit and Risk which controls and manages these exposures on a global basis using centralised systems and automated processes;

- control of cross-border exposures. Similar to the control of exposures to banks and financial institutions, CRM co-ordinates with the dedicated unit within Group Credit and Risk to control country and cross-border risk using centralized systems, through the imposition of country limits with sub-limits by maturity and type of business. Country limits are determined taking into account economic and political factors together with local business knowledge. Transactions with countries deemed to be higher risk are considered on a case-by-case basis;

- control of exposure to certain industries including shipping and aviation industries, and close monitoring of exposures to other industries or products such as telecoms, commercial and residential real estate. Controls and restrictions on new business or the capping of exposure may be introduced where necessary;

- maintenance of facility grading process. Hang Seng adopts HSBC's grading structure which contains seven grades, the first three of which are applied to differing levels of satisfactory risk. Of the four unsatisfactory grades, grades 6 and 7 are non-performing loans. In the case of banks, the grading structure involves 10 tiers, six of which cover satisfactory risk. It is the responsibility of the final approver to approve the facility grade. Facility grades are subject to frequent review and amendments, where necessary, are required to be undertaken promptly;

- reporting to management on aspects of the loan portfolio. Reports are submitted to the Credit Committee, Executive Committee, Audit Committee, the Board of Directors and Group Credit and Risk covering:
  - risk concentrations and exposures to industry sectors
  - large customer group exposure
  - large non-performing accounts and provisions
  - specific segments of the portfolio such as residential mortgages, commercial real estate, telecoms, credit cards, as well as ad hoc reviews as necessary
  - country limits and cross-border exposures;

- management and direction of credit-related systems initiatives in the development of standard credit-related systems to ensure cost efficiency;

- provision of advice and guidance to business units on various credit-related issues.

Liquidity risk

Liquidity management is essential to ensure the Bank has the ability to meet its obligations as they fall due. It is Hang Seng's policy to maintain a strong liquidity position by properly managing the liquidity structure of its assets, liabilities and commitments so that cash flows are appropriately balanced and all funding obligations are comfortably met.

Hang Seng is required to comply with the regulatory liquidity requirement, mainly to maintain the liquidity ratio in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance. Hang Seng's average liquidity ratio in

2002 stood at 44.4 per cent (45.6 per cent in 2001) which well exceeded the minimum requirement of 25%. In addition, Hang Seng also comply with the HSBC Group's liquidity requirements, which impose stricter criteria for the holding of liquid assets, as prescribed by the HSBC Group Executive Committee.

Hang Seng has established policies and procedures to monitor and control its liquidity position on a daily basis by adopting a cash flow management approach. Hang Seng always maintains a stock of high quality liquid assets to ensure the availability of sufficient cash flow to meet its financial commitments, including customer deposits on maturity and undrawn facilities, over a specified future period. The liquidity management process is monitored by the Asset and Liability Management Committee and is reported to the Executive Committee and the Board of Directors.

As a major source of funding, Hang Seng maintains a diversified and stable customer deposit base, both by maturity and market segment. Hang Seng is active in the local money and capital markets to manage the maturity profile of assets and liabilities and to secure the availability of interbank and wholesale deposits at market rates.

Market risk

Market risk is the risk that movements in interest rates, foreign exchange rates or equity and commodity prices will result in profits or losses to Hang Seng. Market risk arises on financial instruments which are valued at current market prices (mark-to-market basis) and those valued at cost plus any accrued interest (accrual basis). Hang Seng's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk (VAR) limits at a portfolio level.

Hang Seng adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific action to ensure the overall market risk is managed within an acceptable level.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. The model used by Hang Seng calculates VAR on a variance/covariance basis, using historical movements in market rates and prices, a 99 per cent confidence level and a 10-day holding period, and generally takes account of correlations between different markets and rates. The movement in market prices is calculated by reference to market data for the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types.

Hang Seng has obtained approval from the Hong Kong Monetary Authority (HKMA) for the use of its VAR model to calculate market risk for capital adequacy reporting. The HKMA is also satisfied with Hang Seng's market risk management process.

Hang Seng's VAR for all interest rate risk and foreign exchange risk positions and on individual risk portfolios during the years 2002 and 2001 are shown in the table.

VAR (HK$M)

	At 31 December 2002	Minimum during the year	Maximum during the year	Average for the year
VAR for all interest rate risk *and foreign exchange risk*	**234**	**194**	**520**	**326**
VAR for foreign exchange risk (trading)	**3**	**3**	**5**	**4**
VAR for interest rate risk				
- trading	**1**	**–**	**9**	**2**
- accrual	**233**	**192**	**515**	**325**

VAR (HK$M)

	At 31 December 2001	Minimum during the year	Maximum during the year	Average for the year
VAR for all interest rate risk *and foreign exchange risk*	352	119	562	248
VAR for foreign exchange risk (trading)	4	3	8	5
VAR for interest rate risk				
- trading	3	1	18	4
- accrual	353	117	565	247

Value At Risk for 2002


HK$M
600
500
400
300
200
100
1
2
3
4
5
6
7
8
9
10
11
12
(Month)

Value At Risk for 2001


HK$M
600
500
400
300
200
100
1
2
3
4
5
6
7
8
9
10
11
12
(Month)

The average daily revenue earned from market risk-related treasury activities in 2002, including accrual book net interest income and funding related to dealing positions, was HK$7 million (HK$7 million for 2001). The standard deviation of these daily revenues was HK$3 million (HK$3 million for 2001). An analysis of the frequency distribution of daily revenues shows that out of 247 trading days in 2002, losses were recorded on only one day, with a loss of HK$19 million. The most frequent result was a daily revenue of between HK$4 million and HK$8 million, with 212 occurrences. The highest daily revenue was HK$33 million.

Foreign exchange exposure

Hang Seng's foreign exchange exposures mainly arise from foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within the foreign exchange position limits approved by the Board of Directors. The average one-day foreign exchange profit for 2002 was HK$2 million (HK$1 million for 2001). Structural positions include or comprise investments in fixed assets and premises, capital and statutory reserves of overseas branches and investments in overseas subsidiaries.

At 31 December 2002, the US dollar was the only currency in which Hang Seng had a non-structural foreign currency position which exceeded 10 per cent of the total net position in all foreign currencies.

Total foreign currency positions (HK$M)

	2002		
	USD	Other foreign currencies	Total foreign currencies
Spot assets	173,129	93,023	266,152
Spot liabilities	(156,175)	(92,093)	(248,268)
Forward purchases	35,222	11,284	46,506
Forward sales	(39,974)	(12,101)	(52,075)
Net options positions	–	–	–
Net long non-structural position	12,202	113	12,315
Net structural position	792	149	941

Daily Distribution of Market Risk Revenues for 2002


Number of Days
160
140
120
100
80
60
40
20
0
1
2
64
148
10
9
4
0
3
2
3
1
2.0 and below
2.0 to 4.0
4.0 to 6.0
6.0 to 8.0
8.0 to 10.0
10.0 to 12.0
12.0 to 14.0
14.0 to 16.0
16.0 to 18.0
18.0 to 20.0
20.0 to 22.0
22.0 and above
Revenue (HK$M)

Daily Distribution of Market Risk Revenues for 2001


Number of Days
120
100
80
60
40
20
0
2
6
105
98
12
7
2
4
1
5
0
2
2.0 and below
2.0 to 4.0
4.0 to 6.0
6.0 to 8.0
8.0 to 10.0
10.0 to 12.0
12.0 to 14.0
14.0 to 16.0
16.0 to 18.0
18.0 to 20.0
20.0 to 22.0
22.0 and above
Revenue (HK$M)

Interest rate exposure

Interest rate risk arises in both the treasury dealing portfolio and accruals books, which are managed by Treasury under limits approved by the Board of Directors. The average daily revenue earned from treasury-related interest rate activities for 2002 was HK$5 million (HK$5 million for 2001).

Structural interest rate risk arises primarily from the deployment of non-interest bearing liabilities, such as shareholders' funds and some current accounts, as well as fixed rate loans and liabilities other than those generated by the treasury business. Structural interest rate risk is monitored by Hang Seng's Asset and Liability Management Committee.

Interest rate sensitivity analysis (HK$M)

	2002					
	Up to 3 months	More than 3 months and up to 6 months	More than 6 months and up to 12 months	More than 12 months	Non-interest earning/ bearing	Total
Assets						
Cash and short-term funds	73,149	461	858	–	3,316	77,784
Placings with banks maturing after one month	27,996	969	1,954	–	–	30,919
Certificates of deposit	19,315	660	1,058	9,087	–	30,120
Investment securities	39,182	1,799	4,018	33,053	2,315	80,367
Advances to customers	197,350	9,934	8,012	5,098	4,168	224,562
Other assets*	5,206	38	835	992	23,779	30,850
Total assets	362,198	13,861	16,735	48,230	33,578	474,602
Liabilities						
Current, savings and other deposit accounts	383,063	4,729	6,628	3,653	15,620	413,693
Deposits from banks	514	2	–	–	556	1,072
Other liabilities*	1,898	808	685	875	11,563	15,829
Minority interests	–	–	–	–	444	444
Shareholders' funds	–	–	–	–	43,564	43,564
Total liabilities	385,475	5,539	7,313	4,528	71,747	474,602
Off-balance sheet items	3,970	4,936	61	(8,967)	–	–
Net gap position	(19,307)	13,258	9,483	34,735	(38,169)	–
Cumulative gap position	(19,307)	(6,049)	3,434	38,169	–	–

* *Amounts due from / to immediate holding company and fellow subsidiary companies are included under other assets and other liabilities.*

Interest rate sensitivity analysis is useful in managing the interest rate risk of the accrual portfolio. The table on page 73 discloses the mismatching of the dates on which interest receivable on assets and payable on liabilities are next reset to market rates on a contractual basis, or, if earlier, the dates on which the instruments mature. Actual reset dates may differ from contractual dates owing to prepayments and the exercise of options. In addition, contractual terms may not be representative of the behaviour of assets and liabilities. For these reasons, Hang Seng takes into account behavioural characteristics in the management of its interest rate risk, rather than on the contractual basis set out in the table on page 73.

A positive interest rate sensitivity gap exists where more assets than liabilities re-price in a given period. Although a positive gap position tends to benefit net interest income in a rising interest rate environment, the actual effect will depend on a number of factors, including the extent to which repayments are made earlier or later than the contracted date and variations in interest rates within re-pricing periods and among currencies. Similarly, a negative interest rate sensitivity gap exists where more liabilities than assets re-price during a given period. In this case, a negative gap position tends to benefit net interest income in a declining interest rate environment, but again the actual effect will depend on the same factors as for positive interest rate gaps.

Equities exposure

Hang Seng's equities exposure in 2002 is mainly in long-term equity investments which are set out in note19 of the financial statements.

Derivatives

Positions of derivative contracts outstanding (HK$M)

	2002			
	Contract amount		Mark-to-market values	
	Dealing	Non-dealing	Positive	Negative
Foreign exchange contracts				
Spot and forward	73,607	–	418	263
Currency swaps	1,380	517	31	31
Currency options	22,207	–	36	35
Interest rate contracts				
Interest rate swaps	31,685	32,758	1,222	1,416
Futures and forward rate agreements	57	–	–	1
Interest rate options	1,000	6,912	8	11
Equity contracts				
Equity futures	3	–	–	–
Equity options	174	–	1	1
Analysis of mark-to-market values				
Trading contracts			1,164	946
Non-trading contracts			552	812

Derivatives are financial contracts whose value and characteristics are derived from underlying assets, exchange and interest rates, and indices. They mainly include futures, forwards, swaps and options in foreign exchange, interest rate, equity and equity indices and commodities. Derivative positions arise from transactions with customers as well as Hang Seng's own dealing and asset and liability management activities. These positions are managed carefully to ensure that they are within acceptable risk levels.

Derivative instruments are subject to both market risk and credit risk. Market risk from derivative positions is controlled individually and in combination with on-balance sheet market risk positions within Hang Seng's market risk limits regime as described on page 70. The credit risk relating to a derivative contract is principally the replacement cost of the contract when it has a positive mark-to-market value and the estimated potential future change in value over the residual maturity of the contract. The nominal value of the contracts does not represent the amount of Hang Seng's exposure to credit risk. All activities relating to derivatives are subject to the same credit approval and monitoring procedures used for other credit transactions.

The table on page 74 provides an analysis of derivatives by product at 31 December 2002, showing those contracts undertaken for dealing and non-dealing purposes. Hang Seng's derivative positions are mainly in foreign exchange and interest rate contracts. Option contracts are mainly undertaken for option-linked investment/deposit products provided to customers and the related hedges. Mark-to-market values of derivatives designated for dealing purpose are included in "Other assets" for positive amounts and "Other liabilities" for negative amounts.

Operational risk

Operational risk is the risk of economic loss arising through fraud, unauthorised activities, error, omission, inefficiency, systems failure or from external events. The risk of losses caused by human error and fraud is mitigated under a well-established internal control environment in which processes are documented, authorisation is independent and where transactions are reconciled and monitored. Details are described in the "Corporate Governance and Other Information" on pages 86 and 87. Adequate insurance cover is taken to minimise losses in business operation and on the holding of fixed assets. To reduce the impact of and interruptions to business activities caused by system failure or natural disaster, back-up systems and contingency business resumption plans are in place for all business and critical back-office functions. Back-up computer systems and business resumption back-up sites are maintained. Detailed contingency recovery procedures are clearly documented, with periodic drills conducted to ensure the procedures are current and correct.

Biographical Details of Directors and Senior Management

The Honourable LEE Quo-Wei
GBM, JP
Honorary Chairman



Mr David ELDON
JP
Chairman



DIRECTORS

The Honourable LEE Quo-Wei GBM, JP
Honorary Chairman
Age 84. Joined the Bank in 1946. Appointed a Director in December 1959 and elected Vice-Chairman in January 1976. Executive Chairman from 1983 until February 1996. Non-executive Chairman from March 1996 to December 1997. Honorary Chairman since 1 January 1998.
A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1978 to 1984. Consultant to the Board of The Hongkong and Shanghai Banking Corporation Limited from 1984 to 1992 and Adviser to the Board of HSBC Holdings plc from 1991 to 1997. Honorary Chairman of Hang Seng School of Commerce. A Director of Miramar Hotel and Investment Company Limited, New World Development Company Limited, Shaw Brothers (Hong Kong) Limited and Shanghai Industrial Holdings Limited. Life Member of the Council of The Chinese University of Hong Kong. Recipient of the Businessman of the Year award in the Hong Kong Business Awards 1994, sponsored by DHL and the *South China Morning Post*. Awarded the Grand Bauhinia Medal by the Hong Kong Special Administrative Region Government in July 1997.

Mr David Gordon ELDON JP
Chairman
Age 57. Appointed a Director of the Bank in June 1996 and non-executive Chairman on 1 January 1998. Chairman of The Hongkong and Shanghai Banking Corporation Limited. A Director of HSBC Holdings plc, MTR Corporation Limited and Swire Pacific Limited. Steward of The Hong Kong Jockey Club. Chairman of the Executive Committee of the Community Chest. Vice Chairman of the General Committee of the Hong Kong General Chamber of Commerce and a member of the Hong Kong Trade Development Council.

Mr Vincent Hoi Chuen CHENG OBE, JP
Vice-Chairman and Chief Executive
Age 54. Appointed a Director of the Bank in October 1994 and became a Managing Director in April 1995. Appointed Vice-Chairman and Acting Chief Executive in March 1998. Vice-Chairman and Chief Executive since August 1998. Chairman of Hang Seng Life Limited, Hang Seng School of Commerce and the Board of Trustees of the Lord Wilson Heritage Trust. A Director of The Hongkong and Shanghai Banking Corporation Limited, Great Eagle Holdings Limited and Kowloon-Canton Railway Corporation. Chairman of the Process Review Panel for the Securities and Futures Commission and the Standing Committee on Directorate Salaries and Conditions of Service of the Hong Kong Special Administrative Region Government (HKSAR). President of the Hong Kong Institute of Bankers. Vice-Chairman of Business and Professionals Federation of Hong Kong.
A Committee Member of the Chinese General Chamber of Commerce. A member of the Standing Committee of the Beijing Municipal Committee of the Chinese People's Political Consultative Conference, the Advisory Committee of the HKSAR Government Land Fund, the Independent Commission on Remuneration for Members of the Executive Council and the Legislature of the HKSAR and the Board of the Community Chest of Hong Kong. Visiting professor of Zhejiang University of China and Shenzhen University of China since September 2000 and April 2001 respectively. Honorary professor of Southwestern University of Finance & Economics of China since October 2000.

Mr Vincent H C CHENG
OBE, JP
Vice-Chairman and Chief Executive



***Mr CHAN Cho Chak John GBS, JP**

Age 59. Managing Director of The Kowloon Motor Bus Company (1933) Limited. A Director of The Kowloon Motor Bus Holdings Limited, Guangdong Investment Limited and Hong Kong Exchanges and Clearing Limited. A Director and Chairman of RoadShow Holdings Limited. Former member of the Hong Kong Civil Service from 1964 to 1978 and from 1980 to 1993. Key posts held in Government included Private Secretary to the Governor, Deputy Secretary (General Duties), Director of Information Services, Deputy Chief Secretary, Secretary for Trade and Industry and Secretary for Education and Manpower. Deputy Chairman of The Hong Kong Jockey Club. Chairman of the Board of Trustees of the Sir Edward Youde Memorial Fund. Chairman of the Council of the Hong Kong University of Science and Technology. A Board Member of the Community Chest. Awarded the Gold Bauhinia Star by the Hong Kong Special Administrative Region Government in July 1999. Appointed a Director of the Bank in August 1995.

***Dr CHENG Yu Tung DPMS, DBA(Hon), LLD(Hon), DSSc(Hon)**

Age 77. Chairman of New World Development Company Limited. Managing Director of Chow Tai Fook Jewellery Company Limited and a Director of Shun Tak Holdings Limited. Appointed a Director of the Bank in March 1985.

Dr HO Tim Chev Leg d'Hon, JP, DSSc(Hon), DBA(Hon), LLD(Hon)

Age 94. Joined the Bank in 1933. Appointed a Director and General Manager in December 1952. A Vice-Chairman from 1967 to 1979. Honorary Chairman of Miramar Hotel and Investment Company Limited. A Director of New World Development Company Limited and King Fook Holdings Limited. Permanent Member of the Board of Trustees of United College of The Chinese University of Hong Kong. A Council Member of The Chinese University of Hong Kong. A Board Member of Hang Seng School of Commerce. A Committee Member of Tang Shiu Kin and Ho Tim Charitable Fund. Permanent President of Ho's Clansmen Association Limited. Honorary President of Pun U District Association of Hong Kong and Honorary Permanent President of The Chinese Gold & Silver Exchange Society.

***Mr Jenkin HUI**

Age 59. Director and Chief Executive of Pointpiper Investment Limited. A Director of Central Development Limited, Jardine Matheson Holdings Limited, Jardine Strategic Holdings Limited and Hongkong Land Holdings Limited. Appointed a Director of the Bank in August 1994.

***Mr Peter LEE Ting Chang JP**

Age 49. Chairman and Managing Director of Hysan Development Company Limited. A non-executive Director of Cathay Pacific Airways Limited, SCMP Group Limited, Maersk Hong Kong Limited, and a Director of a number of other companies. Vice President of the Real Estate Developers Association of Hong Kong. Appointed a Director of the Bank in August 2002.

***Dr the Hon LI Ka Cheung Eric FHKSA, OBE, JP**

Age 49. Senior partner of Li, Tang, Chen & Co., Certified Public Accountants. Member of The Tenth National Committee of Chinese People's Political Consultative Conference. Member of the Legislative Council of the Hong Kong Special Administrative Region ("LegCo"). Chairman of LegCo's Public Accounts Committee. Director of The Kowloon Motor Bus Holdings Limited, SmarTone

Telecommunications Holdings Limited, Wong's International (Holdings) Limited, CATIC International Holdings Limited, SIIC Medical Science and Technology (Group) Limited, China Vanke Co, Ltd and Business and Professionals Federation of Hong Kong. President of Hong Kong Society of Accountants in 1994. Member of Hong Kong Monetary Authority's Deposit-taking Companies Advisory Committee and Inland Revenue Department's User's Committee. Appointed a Director of the Bank in February 2000.

Dr LO Hong Sui Vincent GBS, JP

Age 54. Chairman and Chief Executive of Shui On Group. Director of Great Eagle Holdings Limited, a non-executive Director of New World China Land Limited and an independent non-executive Director of China Telecom Corporation Ltd. Member of The Tenth National Committee of Chinese People's Political Consultative Conference. Vice Chairman of All-China Federation of Industry & Commerce. President of the Business and Professionals Federation of Hong Kong. President of Shanghai-Hong Kong Council for the Promotion and Development of Yangtze. Adviser to Chinese Society of Macroeconomics. Member of HK US Business Council – HK Section. Council member of the China Overseas Friendship Association. Court Member of the Hong Kong University of Science and Technology. Advisory Board of the Thailand Business Council. Director of The Real Estate Developers Association of Hong Kong. Adviser to the Peking University China Center for Economic Research. Awarded the Gold Bauhinia Star by the Hong Kong Special Administrative Region Government in July 1998. Recipient of the Businessman of the Year award in the Hong Kong Business Awards 2001, sponsored by DHL and the *South China Morning Post*. Awarded Director of the Year in the category of Listed Company Executive Directors by The Hong Kong Institute of Directors in 2002. Appointed a Director of the Bank in February 1999.

Mr LUK Koon Hoo Roger BSocSc, MBA, FHKIB, MIMgt, JP

Age 51. Joined the Bank in 1975. Appointed Director and Deputy Chief Executive in October 1994. Managing Director and Deputy Chief Executive since April 1996. A Director of Business and Professionals Federation of Hong Kong, AXA General Insurance Hong Kong Limited and Wharf New T&T Limited. Vice President of the Hong Kong Institute of Bankers. Deputy Chairman of the Advisory Committee on Human Resources Development in the Financial Services Sector. A member of the Broadcasting Authority and the Advisory Committee on New Broad-base taxes. A Council Member and Treasurer of The Chinese University of Hong Kong. A Board Member of Hang Seng School of Commerce. A member of the Board of Trustees of The Queen Mary Hospital Charitable Trust.

Mr MOK Wai Kin FCCA, AHKSA, ACIS, ACIB

Age 54. Joined the Bank in 1966. Served in various positions including retail banking, trade finance and internal audit. Head of Audit Division from 1988 to July 1994. Appointed Head of Retail Banking Division since August 1994. Appointed Senior Assistant General Manager in January 1995, Deputy General Manager in July 1995 and General Manager in January 1996. Appointed a Director and General Manager of the Bank in August 1999. Appointed a Managing Director and General Manager of the Bank since April 2000. Responsible for retail banking, private banking, investment services and insurance business of the Bank. Member of

Hong Kong Monetary Authority's Deposit-taking Companies Advisory Committee. Vice-Chairman of the Board of Li Po Chun United World College (Hong Kong), Limited and a Board Member of Hang Seng School of Commerce.

Mr OR Ching Fai Raymond

Age 53. General Manager of The Hongkong and Shanghai Banking Corporation Limited since February 2000. Chairman of HSBC Insurance (Asia-Pacific) Holdings Limited. A Director of Cathay Pacific Airways Limited, Esprit Holdings Limited, Hong Kong Interbank Clearing Limited and Hutchison Whampoa Limited. Chairman of The Hong Kong Association of Banks and a Council Member of the Hong Kong Trade Development Council. Appointed a Director of the Bank in February 2000.

Mr Simon Christopher PENNEY

Age 54. Chief Financial Officer of The Hongkong and Shanghai Banking Corporation Limited since 1995. Appointed a Director of the Bank in January 1999.

***Dr SIN Wai Kin David** DSSc(Hon)

Age 73. Chairman of Myer Jewelry Manufacturer Limited. Vice-Chairman of Miramar Hotel and Investment Company Limited. Executive Director of New World Development Company Limited. A Director of King Fook Holdings Limited. Appointed a Director of the Bank in November 1991.

***Mr Richard Yat Sun TANG** MBA, BBS, JP

Age 50. Chairman and Managing Director of Richcom Company Limited. A Vice Chairman of King Fook Holdings Limited. A Director of Miramar Hotel and Investment Company Limited and Hong Kong Commercial Broadcasting Company Limited. Chairman of the Correctional Services Children's Education Trust Committee of the Correctional Services Department, a member of the Executive Committee of the Board of Management of the Chinese Permanent Cemeteries, an Adjudicator of the Registration of Persons Tribunal, a member of the Hong Kong Special Administrative Region Passports Appeal Board, a member of the Barristers Disciplinary Tribunal Panel and a member of Customs & Excise Service Children's Education Trust Fund Investment Advisory Board. Awarded "Justice of the Peace" in 1997. Awarded the Bronze Bauhinia Star by the Hong Kong Special Administrative Region Government in July 2000. Appointed a Director of the Bank in August 1995.

** Independent non-executive Directors*

Mr D G Eldon is a Director of HSBC Holdings plc and The Hongkong and Shanghai Banking Corporation Limited. Mr Vincent H C Cheng is a Director of The Hongkong and Shanghai Banking Corporation Limited. Mr Raymond C F Or is General Manager of The Hongkong and Shanghai Banking Corporation Limited. Mr S C Penney is a Director of HSBC Asia Holdings BV and the Chief Financial Officer of The Hongkong and Shanghai Banking Corporation Limited. Each of HSBC Holdings plc, HSBC Asia Holdings BV and The Hongkong and Shanghai Banking Corporation Limited has an interest in the share capital of the Bank as disclosed under the provisions of Part II of the Securities (Disclosure of Interests) Ordinance.

SENIOR MANAGEMENT

Mr Vincent Hoi Chuen CHENG OBE, JP

Vice-Chairman and Chief Executive

(Biographical details are set out on page 76)

Mr LUK Koon Hoo Roger BSocSc, MBA, FHKIB, MIMgt, JP

Managing Director and Deputy Chief Executive

(Biographical details are set out on page 78)

Mr MOK Wai Kin FCCA, AHKSA, ACIS, ACIB

Managing Director and General Manager

(Biographical details are set out on page 78)

The Directors have pleasure in presenting their report together with the audited accounts for the year ended 31 December 2002.

Principal activities

The Bank and its subsidiary and associated companies are engaged in the provision of banking and related financial services.

Profits

The consolidated profit of the Bank and its subsidiary and associated companies for the year is set out on page 93 together with particulars of dividends which have been paid or declared.

Major customers

The Directors believe that the five largest customers of the Bank accounted for less than 30% of the total of interest income and other operating income of the Bank in the year.

Subsidiaries

Particulars of the Bank's principal subsidiaries at 31 December 2002 are set out on page 135.

Share capital

No change in either the authorised or issued share capital took place during the year.

Donations

Charitable donations made by the Bank and its subsidiaries during the year amounted to HK$9 million.

Directors

The Directors of the Bank who were in office at the end of the year were The Honourable Lee Quo-Wei, Mr D G Eldon, Mr Vincent H C Cheng, Mr John C C Chan, Dr Y T Cheng, Dr Ho Tim, Mr Jenkin Hui, Mr Peter T C Lee, Dr the Hon Eric K C Li, Dr Vincent H S Lo, Mr Roger K H Luk, Mr W K Mok, Mr Raymond C F Or, Mr S C Penney, Dr David W K Sin and Mr Richard Y S Tang.

Dr H C Lee resigned from the Board with effect from 23 April 2002.

Mr Peter T C Lee was appointed a Director of the Bank with effect from 3 August 2002. He retires under the provisions of the Bank's Articles of Association and, being eligible, offers himself for re-election.

The Directors retiring by rotation in accordance with the Bank's Articles of Association are Dr Y T Cheng and Mr Richard Y S Tang, who, being eligible, offer themselves for re-election.

No Director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Bank which is not determinable by the Bank within one year without payment of compensation (other than statutory compensation).

No contract of significance, to which the Bank or any of its holding companies or any of its subsidiaries or fellow subsidiaries was a party and in which a Director of the Bank had a material interest, subsisted at the end of the year or at any time during the year.

Board Committees

The Board has set up two committees, namely the Executive Committee and the Audit Committee.

Executive Committee

The Executive Committee meets regularly and operates as a general management committee under the direct authority of the Board. The members of the Executive Committee include Mr Vincent H C Cheng (Chairman), Mr Raymond C F Or, Mr Roger K H Luk and Mr W K Mok (Directors).

Audit Committee

The Audit Committee meets regularly with the senior financial, internal audit and compliance management and the external auditors to consider the Bank's financial reporting, the nature and scope of audit reviews and the effectiveness of the systems of internal control and compliance. The members of the Audit Committee are Dr the Hon Eric K C Li (Chairman), Mr Richard Y S Tang and Mr S C Penney, all of whom are non-executive Directors of the Bank.

Code of Best Practice and Supervisory Policy Manual on Corporate Governance of Locally Incorporated Authorised Institutions

The Bank has complied throughout the year with the Code of Best Practice adopted by the Bank, which includes all the guidelines set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules"), and has followed the module on "Corporate Governance of Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in September 2001. Information about the Bank's Corporate Governance is given on pages 86 to 88.

Directors' interests

At the end of the financial year, the interests of the Directors in securities of the Bank and its associated corporations disclosed in accordance with the Listing Rules were as set out below.

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total Interests
Number of Ordinary Shares of HK$5 each in the Bank					
The Honourable Lee Quo-Wei	1,091,516	1,124,783	350,990(1)	158,152(2)	2,725,441
Mr D G Eldon	300	–	–	–	300
Mr John C C Chan	–	–	–	1,000(3)	1,000
Dr Ho Tim	3,480,252	–	–	–	3,480,252
Mr Roger K H Luk	1,983	2,500	–	–	4,483
Mr W K Mok	1,625	–	–	–	1,625
Number of Ordinary Shares of US$0.50 each in HSBC Holdings plc					
The Honourable Lee Quo-Wei	1,704,306	1,286,224	75,320(1)	1,696,986(2)	4,762,836
Mr D G Eldon	–	13,679	–	–	13,679
Mr Vincent H C Cheng	24,658	49,620	–	–	74,278
Mr John C C Chan	14,283	–	–	3,000(3)	17,283
Dr Ho Tim	102,687	–	–	–	102,687
Mr Jenkin Hui	9,037	24,342	1,001,269(4)	–	1,034,648
Dr the Hon Eric K C Li	–	18,132	79,622(5)	–	97,754
Mr Roger K H Luk	51,711	2,400	–	–	54,111
Mr Raymond C F Or	60,719	30,939	–	–	91,658
Mr S C Penney	92,469	–	–	–	92,469

Notes:

(1) The Honourable and Mrs Lee Quo-Wei together were entitled to control no less than one-third of the voting power at general meetings of a private company which beneficially held all of those shares referred to above as his corporate interests.

(2) 1,633,660 shares in HSBC Holdings plc were held by a charitable foundation which is exempt from tax under section 88 of the Inland Revenue Ordinance and of which The Honourable and Mrs Lee Quo-Wei were members of the Board of Trustees. 158,152 shares in the Bank and 63,326 shares in HSBC Holdings plc were held by two trusts of which Mrs Lee was one of the two trustees. Neither The Honourable Lee Quo-Wei nor Mrs Lee was a beneficiary of the shareholdings mentioned in this note.

(3) 1,000 shares in the Bank and 3,000 shares in HSBC Holdings plc were held by a trust of which Mr and Mrs John C C Chan were beneficiaries.

(4) Mr Jenkin Hui was entitled to control no less than one-third of the voting power at general meetings of a private company which beneficially held all of those shares referred to above as his corporate interests.

(5) Dr the Hon Eric K C Li was entitled to control no less than one-third of the voting power at general meetings of a private company which beneficially held all of those shares referred to above as his corporate interests.

At the end of the financial year, The Honourable Lee Quo-Wei had a family interest in HK$2,500,000 Subordinated Collared Floating Rate Notes 2003 issued by The Hongkong and Shanghai Banking Corporation Limited.

At the end of the financial year, the undermentioned Directors held options to acquire the number of ordinary shares of US$0.50 each in HSBC Holdings plc set against their respective names. These options were granted for nil consideration by HSBC Holdings plc.

	Options held at 31 December 2002	Options exercised during the year	Exercise price per share in pence	Date granted	Exercisable from	Exercisable until
Mr D G Eldon	36,000	–	217.27	7 Mar 1995	7 Mar 1998	7 Mar 2005
	40,500	–	333.34	1 Apr 1996	1 Apr 1999	1 Apr 2006
Mr Vincent H C Cheng	1,875	–	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
	1,119	–	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
Mr Roger K H Luk	1,248	–	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
	1,679	–	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
Mr W K Mok	3,126	–	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
Mr Raymond C F Or	21,000	–	627.67	16 Mar 1998	16 Mar 2001	16 Mar 2008
	1,875	–	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
	1,119	–	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
Mr S C Penney	–	18,000(1)	217.27	7 Mar 1995	7 Mar 1998	7 Mar 2005
	–	21,000(1)	333.34	1 Apr 1996	1 Apr 1999	1 Apr 2006
	–	22,500(1)	501.60	24 Mar 1997	24 Mar 2000	24 Mar 2007
	–	20,250(1)	627.67	16 Mar 1998	16 Mar 2001	16 Mar 2008
	1,875	–	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
	1,119	–	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006

Notes:

(1) At the date of exercise, 17 December 2002, the market value per share was 708p.

At the end of the financial year, there were conditional awards of shares under the HSBC Holdings plc Restricted Share Plan made in favour of the undermentioned Directors for the number of ordinary shares of US$0.50 each in HSBC Holdings plc set against their respective names:

Mr D G Eldon	221,883
Mr Vincent H C Cheng	114,129
Mr Roger K H Luk	48,639
Mr W K Mok	45,005
Mr Raymond C F Or	81,553
Mr S C Penney	46,575

Save as disclosed in the preceding paragraphs, at no time during the year was the Bank or any of its holding companies or its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors of the Bank to acquire benefits by means of the acquisition of shares in or debentures of the Bank or any other body corporate.

No right to subscribe for equity or debt securities of the Bank has been granted by the Bank to, nor have any such rights been exercised by, any person during the year ended 31 December 2002.

Directors' interests in competing businesses

Pursuant to Rule 8.10 of the Listing Rules, at the end of the year, the following Directors had declared interests in the following entities which compete or are likely to compete, either directly or indirectly, with the businesses of the Bank:

The Honourable Lee Quo-Wei is a Director of New World Finance Co. Ltd., which conducts money lending business.

Mr D G Eldon is a Director of HSBC Holdings plc, the ultimate holding company of the Bank, and certain of its subsidiaries, including The Hongkong and Shanghai Banking Corporation Limited, the immediate holding company of the Bank.

Mr Vincent H C Cheng is a Director of The Hongkong and Shanghai Banking Corporation Limited and HSBC Insurance (Asia-Pacific) Holdings Limited, a subsidiary of The Hongkong and Shanghai Banking Corporation Limited.

Mr Roger K H Luk is a Director of AXA General Insurance Hong Kong Limited, which conducts general insurance business.

Mr W K Mok is a Director of HSBC Asset Management Hong Kong Limited and HSBC Investment Funds Hong Kong Limited, subsidiaries of The Hongkong and Shanghai Banking Corporation Limited.

Mr Raymond C F Or is a Director of HSBC Insurance (Asia-Pacific) Holdings Limited, a subsidiary of The Hongkong and Shanghai Banking Corporation Limited.

Mr S C Penney is a Director of HSBC Asia Holdings BV, the immediate holding company of The Hongkong and Shanghai Banking Corporation Limited, and certain of its subsidiaries.

HSBC Holdings plc, through its subsidiaries and associated undertakings, is engaged in providing a comprehensive range of banking, insurance and related financial services.

The entities in which the Directors have declared interests are managed by separate Boards of Directors and management, which are accountable to their respective shareholders.

The Board of the Bank includes seven independent non-executive Directors whose views carry significant weight in the Board's decisions. The Audit Committee of the Bank, which consists of three non-executive Directors, meets regularly to assist the Board of Directors in reviewing the financial performance, internal control and compliance systems of the Bank and its subsidiaries. The Bank is, therefore, capable of carrying on its businesses independently of, and at arm's length from, the businesses in which Directors have declared interests.

Independent non-executive directors' fees

Each of the independent non-executive Directors of the Bank received a Director's fee of HK$80,000 for the year ended 31 December 2002.

Substantial interests in share capital

The register maintained by the Bank pursuant to the Securities (Disclosure of Interests) Ordinance recorded that, as at 31 December 2002, the following corporations had interests (as defined in that Ordinance) in the Bank set opposite their respective names:

Name of Corporation	Number of Ordinary Shares of HK$5 each in the Bank (Percentage of total)
The Hongkong and Shanghai Banking Corporation Limited	1,199,197,555 (62.72%)
HSBC Asia Holdings BV	1,199,197,555 (62.72%)
HSBC Asia Holdings (UK)	1,199,197,555 (62.72%)
HSBC Holdings BV	1,199,197,555 (62.72%)
HSBC Finance (Netherlands)	1,199,197,555 (62.72%)
HSBC Holdings plc	1,226,032,243 (64.13%)

The Hongkong and Shanghai Banking Corporation Limited is a wholly-owned subsidiary of HSBC Asia Holdings BV, which is a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn is a wholly-owned subsidiary of HSBC Holdings BV. HSBC Holdings BV is a wholly-owned subsidiary of HSBC Finance (Netherlands), which in turn is wholly-owned by HSBC Holdings plc. Accordingly, The Hongkong and Shanghai Banking Corporation Limited's interests are recorded as the interests of HSBC Asia Holdings BV, HSBC Asia Holdings (UK), HSBC Holdings BV, HSBC Finance (Netherlands) and HSBC Holdings plc.

The Directors regard HSBC Holdings plc to be the beneficial owner of 1,188,057,371 ordinary shares in the Bank (62.14%).

Purchase, sale or redemption of the Bank's listed securities

During the year, there was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of the Bank's listed securities.

Supervisory Policy Manual on Financial Disclosure by Locally Incorporated Authorised Institutions

The accounts of the Bank for the year ended 31 December 2002 fully comply with the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in November 2002.

Auditors

KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as auditors of the Bank is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

David Eldon
Chairman
Hong Kong, 3 March 2003

Corporate Governance

The Bank is committed to high standards of corporate governance and has followed the module on "Corporate Governance of Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in September 2001. It has also complied throughout the year with the Code of Best Practice adopted by the Bank, which includes all the guidelines set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").

Board of Directors

The Board consists of 16 directors with a variety of different experience, whose brief biographical particulars are set out on pages 76 to 79. Among them, three are executive directors, while the remaining 13 are non-executive directors. Of the 13 non-executive directors, seven are independent non-executive directors.

The Board of Directors is committed to the Bank's objectives of consistently increasing shareholder value and providing superior services. It sets strategies and monitors the executive management. It meets regularly, normally eight times a year.

The Board has set up two committees, namely, the Executive Committee and the Audit Committee. The Executive Committee meets between Board meetings each month and the Audit Committee which is chaired by an independent non-executive Director meets regularly, normally four times a year. Details of these two committees are set out in the Report of the Directors on page 81.

Internal Control

The Directors are responsible for internal control in the Bank and its subsidiaries and for reviewing its effectiveness.

The internal control system of the Bank comprises a well-established organisational structure and comprehensive policies and standards. Areas of responsibilities of each business and operational unit are clearly defined to ensure effective checks and balances.

Procedures have been designed for safeguarding assets against unauthorised use or disposition; for maintaining proper accounting records; and for the reliability of financial information used within the business or for publication. Such procedures can only provide reasonable and not absolute assurance against material errors, losses or fraud.

Systems and procedures are in place in the Bank to identify, control and report on the major types of risks including credit, market, capital, liquidity and operational. These risks are monitored by the Credit Committee, Asset and Liability Management Committee and the Executive Committee. Details of standards and procedures for management of individual types of risks are set out in the Financial Review section on pages 60 to 75.

In addition, procedures (ranging from the money laundering deterrence programme to health and safety rules) are established to avoid reputational risks which can arise from ethical, social or environmental issues, or as a consequence of operational risk events.

An annual operating plan is reviewed and approved by the Board. Reports on business performance compared with the plan are submitted to the Executive Committee and the Board of Directors for regular monitoring. A strategic plan is prepared every three to five years.

Internal audit plays an important role in the Bank's internal control framework. It monitors the effectiveness of internal control procedures and compliance with policies and standards across all business and operational units. It also advises management on operational efficiency and other risk management issues. The work of the internal audit function is focused on areas of greatest risk to the Bank as determined by a risk assessment approach. The head of internal audit of the Bank reports to the Chairman and the Audit Committee.

A review of the effectiveness of the Bank's internal control system covering all controls including financial, operational and compliance and risk management is conducted annually.

Employee Remuneration

The Board of Directors strives to ensure that the remuneration is fair and attractive to potential employees, whilst motivating and retaining existing high-calibre staff.

The remuneration packages are structured to take due account of levels and composition of pay and the market positioning locally and in the territories outside Hong Kong in which the Bank operates.

To motivate staff to attain the best performance, the Bank adopts a performance-based remuneration system. Salaries are reviewed annually in the context of individual and business performance, market practice, internal relativities and competitive market conditions.

In appropriate circumstances, performance-related variable pay is provided as an incentive to staff. The level of the performance-related payment will depend on the performance of the Bank against the annual operating plan and the individual concerned. Subject to the attainment of predetermined targets, awards are made to staff under the relevant HSBC Group share plans as long-term incentives. In addition, eligible employees may subscribe to the HSBC Holdings savings-related share option plan.

Employee Involvement/Staff Development

Effective communication channels are established to enable two-way information exchange between the Bank and its staff. Management-related matters such as the Bank's business direction, strategies and performance are communicated to staff through various means including internal business seminars, in-house magazines, morning broadcasts, management communication sessions and training programmes. Staff are welcome to give feedback on issues of concern. They are further encouraged to bring up their ideas via participating in work improvement programmes, cross-team projects and suggestion schemes. All these help to align the interests of the Bank with its staff in achieving the Bank's business growth.

Staff development programmes are provided. These programmes not only help staff members fulfil their personal career needs or their continuing professional training requirements for the regulated businesses/activities but also upgrade their performance to meet the Bank's future challenges.

Code of Conduct

To ensure that the Bank operates with professional competence and to a high level of ethical standards, the Bank has incorporated a Code of Conduct in the Staff Handbook which all staff members are required to follow strictly. The Code which is in line with the relevant regulatory guidelines and other best industry practices, sets out ethical standards and values staff are required to adhere to and covers various legal, regulatory and ethical issues which include topics on prevention of bribery, staff dealing in securities, personal benefits and outside employment.

Staff members are reminded from time to time of the requirements of the Code which is reviewed and updated periodically.

Health and Safety

The Bank recognises the need for effective management of health and safety in order to provide a safe working environment. The Bank's objectives are to identify health, safety and fire risks in advance, assess the attendant risks and effect any necessary measures to remove, reduce or control material risks of fires and of accidents or injuries to employees and visitors.

Health and safety standards, policies, rules and procedures have been set up and are implemented by the Bank's Fire and Safety Officer. Dedicated commitment by all levels of staff is fostered through various means, such as periodic training courses and emergency drills, for the compliance of both the statutory requirements and internal policies, rules and procedures on health and safety standards.

Communication with Shareholders

The Bank attaches great importance to communications with shareholders and a number of means is used to promote greater understanding and dialogue with investment audiences. The Bank's annual and interim results announcements are webcast live. The Annual and Interim Reports contain comprehensive information on business strategies and developments. The Annual General Meeting is an opportunity for communicating with shareholders and Board members are available to answer questions on the business. Designated senior executives maintain regular dialogue with institutional investors and analysts to keep them abreast of the Bank's development. The website *www.hangseng.com* offers an investor relations section and timely access to the Bank's press releases and other business information.

We share our success with the community as a socially responsible corporation… The Hang Seng Table Tennis Academy benefits over 15,000 participants yearly.



Hang Seng Bank believes in the importance of being a good corporate citizen, sharing its success with the communities it serves and operating in an environmentally responsible manner.

Community Activities

The Bank engages in a wide range of philanthropic and sponsorship activities. Its focus on education, community services and sports development highlights its commitment to support the disadvantaged and help shape a better future.

Since 1995, the Bank has allocated over 430 scholarships, amounting to more than HK$27 million, for local, mainland China and overseas studies. With the award to six Hong Kong and Mainland students in 2002, the total number of Hang Seng Scholars benefiting from the Bank's Overseas Scholarship Scheme stands at 28.

For the fifth consecutive time, the Bank sponsored the 'Hang Seng Bank – Help the Police Fight Youth Crime Competition' in 2002. A record 112,224 entries were received, the highest participation in a single crime prevention competition organised by the Police. The campaign won the Public Sector Award in the Asia-Pacific-wide PRWeek Awards 2002.

The Hang Seng Table Tennis Academy has benefited more than 28,000 participants since its establishment in 2001. The Bank's sponsorship of the Academy will take its total sponsorship for the promotion of table tennis since 1991 to over HK$16 million. The Bank won a Gold Quill Award for its role in the establishment of the Academy from the International Association of Business Communicators.

The Bank's charitable donations since 1993 exceed HK$102 million, including about HK$14 million for the Community Chest. Customers have donated about HK$500,000 to charities through the Hang Seng e-Donation Service since its December 2001 launch.

Employee volunteer programmes are a key component of the Bank's community activities. The Bank also encourages executives to serve on charities and public bodies.

As a service to investment audiences, HSI Services Limited, a wholly owned subsidiary, enhanced its comprehensive index services by launching the Hang Seng Freefloat Index Series in 2002.

Environmental Management

The Bank seeks to minimise the environmental impacts of its business and develop a range of management practices aimed at promoting sustainable development.

In January 2003, the Board of Directors approved an environmental policy, building on the Bank's long-established practices. An Environmental Management Committee was set up to oversee the implementation of the policy and the enhancement of the Bank's environmental efforts.

The Bank is setting targets to improve its environmental performance. They include reducing greenhouse gas emissions by 5% over the next five years (2003 – 2007) and its annual consumption of paper. It also intends to step up efforts to minimise waste generation and increase recycling. Staff awareness of environmental protection is being actively promoted.

The Bank has been making charitable donations in lieu of sending Christmas cards since 1996. Its comprehensive e-Card series for the public is popular and about 135,000 e-Cards have been sent by customers since their launch in December 2001. The Bank will continue to explore opportunities to save resources through electronic means.

The Bank has planted a total of 30,000 trees in the Shek O Country Park and Tai Po under the government's Corporate Afforestation Scheme since 1999.

二零零二年財務報告

2002 Financial Statements

目錄

Contents

綜合損益結算表　Consolidated Profit and Loss Account

至二零零二年十二月三十一日全年結算 (以港幣百萬元位列示)	for the year ended 31 December 2002 (Expressed in millions of Hong Kong dollars)	附註 note	2002	2001
利息收入	Interest income	5(a)	14,960	24,509
利息支出	Interest expense	5(b)	(4,155)	(12,849)
淨利息收入	**Net interest income**		10,805	11,660
其他營業收入	Other operating income	5(c)	4,282	3,947
營業收入	**Operating income**		15,087	15,607
營業支出	Operating expenses	5(d)	(3,832)	(4,104)
扣除準備金前之營業溢利	**Operating profit before provisions**		11,255	11,503
呆壞賬準備	Provisions for bad and doubtful debts	5(e)	(571)	(424)
營業溢利	**Operating profit**	30(a)	10,684	11,079
有形固定資產及長期投資之溢利	Profit on tangible fixed assets and long-term investments	6	461	393
重估物業淨減值	Net deficit on property revaluation	22(a)&(d)	(36)	(14)
應佔聯營公司之溢利	Share of profits of associated companies		133	56
除稅前一般業務溢利	**Profit on ordinary activities before tax**		11,242	11,514
一般業務溢利之稅項	Tax on profit on ordinary activities	7(a)	(1,266)	(1,400)
除稅後一般業務溢利	**Profit on ordinary activities after tax**		9,976	10,114
少數股東權益	Minority interests		(15)	-
本行股東應得之溢利	**Profit attributable to shareholders**	8	9,961	10,114
於一月一日之保留溢利	Retained profits at 1 January			
◦ 根據過往會計政策列示	◦ as previously reported		19,618	18,732
◦ 會計政策改變之調整	◦ arising on change in accounting policies		(119)	-
◦ 根據新會計政策列示	◦ as restated	29	19,499	18,732
撥往行址重估儲備之折舊	Transfer of depreciation to premises revaluation reserve	29	94	100
售出行址及投資物業而實現之重估增值	Realisation on disposal of premises and investment properties	29	9	42
換算調整	Exchange adjustments	29	3	(2)
股息	Dividends	9&29		
◦ 本年度已派股息	◦ dividends paid in respect of the current year		(4,015)	(4,015)
◦ 擬派股息	◦ proposed dividends		(6,309)	(5,353)
於十二月三十一日之保留溢利	**Retained profits at 31 December**	29	19,242	19,618
			HK$	HK$
每股盈利	Earnings per share	10	5.21	5.29
每股股息	Dividends per share	9(a)	5.40	4.90

第九十八頁至第一百六十九頁之附註乃屬賬項之一部份。　*The notes on pages 98 to 169 form part of these accounts.*

綜合資產負債表　Consolidated Balance Sheet

二零零二年十二月三十一日 (以港幣百萬元位列示)	at 31 December 2002 (Expressed in millions of Hong Kong dollars)	附註 note	2002	2001
資產	**Assets**			
庫存現金及短期資金	Cash and short-term funds	11	**77,784**	111,099
一個月以上之定期存放同業	Placings with banks maturing after one month	12	**30,919**	43,666
存款證	Certificates of deposit	13	**30,120**	23,203
持作買賣用途之證券	Securities held for dealing purposes	14	**1,198**	2,167
客戶貸款	Advances to customers	15	**224,562**	222,436
直屬控股公司及同母系附屬公司欠款	Amounts due from immediate holding company and fellow subsidiary companies	17	**7,471**	8,297
長期投資	Long-term investments	19	**79,169**	43,262
聯營公司投資	Investments in associated companies	21	**672**	774
有形固定資產	Tangible fixed assets	22	**10,439**	11,323
其他資產	Other assets	23	**12,268**	8,560
			474,602	474,787
負債	**Liabilities**			
往來、儲蓄及其他存款	Current, savings and other deposit accounts	25	**413,693**	414,328
同業存款	Deposits from banks	26	**1,072**	2,622
直屬控股公司及同母系附屬公司存款	Amounts due to immediate holding company and fellow subsidiary companies	17	**1,615**	1,051
其他負債	Other liabilities	27	**14,214**	11,715
			430,594	429,716
資本來源	**Capital Resources**			
少數股東權益	Minority interests		**444**	–
股本	Share capital	28	**9,559**	9,559
儲備	Reserves	29	**27,696**	30,159
擬派股息	Proposed dividends	9	**6,309**	5,353
股東資金	Shareholders' funds		**43,564**	45,071
			44,008	45,071
			474,602	474,787

艾爾敦 *董事長*　**David Eldon** *Chairman*

鄭海泉 *副董事長兼行政總裁*　**Vincent H C Cheng** *Vice-Chairman and Chief Executive*

李家祥 *董事*　**Eric K C Li** *Director*

馬農榮 *秘書*　**K W Ma** *Secretary*

第九十八頁至第一百六十九頁之附註乃屬賬項之一部份。　*The notes on pages 98 to 169 form part of these accounts.*

資產負債表 Balance Sheet

二零零二年十二月三十一日 (以港幣百萬元位列示)	at 31 December 2002 (Expressed in millions of Hong Kong dollars)	附註 note	2002	2001
資產	**Assets**			
庫存現金及短期資金	Cash and short-term funds	*11*	**42,814**	47,229
一個月以上之定期存放同業	Placings with banks maturing after one month	*12*	**22,877**	29,465
存款證	Certificates of deposit	*13*	**29,672**	22,613
持作買賣用途之證券	Securities held for dealing purposes	*14*	**1,113**	2,167
客戶貸款	Advances to customers	*15*	**158,085**	146,101
直屬控股公司及同母系附屬公司欠款	Amounts due from immediate holding company and fellow subsidiary companies	*17*	**3,806**	3,827
附屬公司欠款	Amounts due from subsidiary companies	*18*	**125,509**	159,245
長期投資	Long-term investments	*19*	**51,875**	24,990
附屬公司投資	Investments in subsidiary companies	*20*	**2,027**	1,866
聯營公司投資	Investments in associated companies	*21*	**–**	88
有形固定資產	Tangible fixed assets	*22*	**7,891**	8,566
其他資產	Other assets	*23*	**7,501**	7,468
			453,170	453,625
負債	**Liabilities**			
往來、儲蓄及其他存款	Current, savings and other deposit accounts	*25*	**404,279**	404,034
同業存款	Deposits from banks	*26*	**702**	2,622
直屬控股公司及同母系附屬公司存款	Amounts due to immediate holding company and fellow subsidiary companies	*17*	**1,588**	1,032
附屬公司存款	Amounts due to subsidiary companies		**381**	318
其他負債	Other liabilities	*27*	**11,760**	12,230
			418,710	420,236
資本來源	**Capital Resources**			
股本	Share capital	*28*	**9,559**	9,559
儲備	Reserves	*29*	**18,592**	18,477
擬派股息	Proposed dividends	*9*	**6,309**	5,353
股東資金	Shareholders' funds		**34,460**	33,389
			453,170	453,625

艾爾敦 *董事長* **David Eldon** *Chairman*

鄭海泉 *副董事長兼行政總裁* **Vincent H C Cheng** *Vice-Chairman and Chief Executive*

李家祥 *董事* **Eric K C Li** *Director*

馬庶榮 *秘書* **K W Ma** *Secretary*

第九十八頁至第一百六十九頁之附註乃賬項之一部份。 *The notes on pages 98 to 169 form part of these accounts.*

綜合權益變動結算表 Consolidated Statement of Changes in Equity

二零零二年十二月三十一日 (以港幣百萬元位列示)	at 31 December 2002 (Expressed in millions of Hong Kong dollars)	附註 note	**2002**	2001
於一月一日之股東資金結餘	Shareholders' funds at 1 January			
◦ 根據過往會計政策列示	◦ as previously reported		**45,071**	45,937
◦ 會計政策改變之調整:	◦ change in accounting policies:	29		
- 界定利益福利計劃前期負債淨額	- net transitional liabilities on defined benefit schemes		**(189)**	–
- 長期保險業務權益估值	- value on long-term assurance business		**206**	–
- 累積有薪假期準備	- provision for accumulated paid leave		**(136)**	–
			(119)	–
◦ 根據新會計政策列示	◦ as restated		**44,952**	45,937
重估行址之未實現減值	Unrealised deficit on revaluation of premises	29	**(409)**	(209)
重估投資物業之未實現減值	Unrealised deficit on revaluation of investment properties	29		
◦ 銀行及附屬公司	◦ Bank and subsidiary companies		**(270)**	(211)
◦ 聯營公司	◦ associated company		**(13)**	(61)
長期股票投資重估儲備	Long-term equity investment revaluation reserve	29		
◦ 未實現之重估減值	◦ unrealised deficit on revaluation		**(869)**	(850)
◦ 因出售長期股票投資而實現之增值	◦ realisation on disposal		**(423)**	(279)
換算調整	Exchange adjustments	29	**3**	(2)
是年股東資金內確認之淨虧損	Net losses recognised in shareholders' funds for the year		**(1,981)**	(1,612)
是年股東應得溢利	Profit attributable to shareholders for the year		**9,961**	10,114
已派股息	Dividends paid		**(9,368)**	(9,368)
於十二月三十一日之股東資金結餘	Shareholders' funds at 31 December		**43,564**	45,071

第九十八頁至第一百六十九頁之附註乃屬賬項之一部份。 *The notes on pages 98 to 169 form part of these accounts.*

至二零零二年十二月三十一日全年結算（以港幣百萬元位列示）	for the year ended 31 December 2002 (Expressed in millions of Hong Kong dollars)	附註 note	2002	2001
來自營業活動之現金流入／(流出)淨額	**Net cash inflow/(outflow) from operating activities**	*30(a)*	**3,504**	(2,853)
來自投資活動之現金流出	**Cash flows from investing activities**			
因注資聯營公司之現金流出淨額	Net cash outflow from investment in an associated company		**(35)**	(40)
購入長期投資	Purchase of long-term investments		**(96,052)**	(43,180)
出售或贖回長期投資所得	Proceeds from sale or redemption of long-term investments		**61,213**	38,903
購入有形固定資產	Purchase of tangible fixed assets		**(195)**	(193)
出售有形固定資產所得	Proceeds from sale of tangible fixed assets		**14**	104
自聯營公司收取之股息	Dividends received from an associated company		**38**	41
自長期投資所得之收入	Interest received from long-term investments		**1,908**	2,258
自長期投資收取之股息	Dividend received from long-term investments		**98**	93
因投資活動之現金流出淨額	Net cash outflow from investing activities		**(33,011)**	(2,014)
來自融資活動之現金流出	**Cash flows from financing activities**			
已派股息	Dividends paid		**(9,368)**	(9,368)
少數股東注入資金	Contribution from minority shareholders		**25**	–
因融資活動之現金流出淨額	Net cash outflow from financing activities		**(9,343)**	(9,368)
現金及等同現金項目之減少	**Decrease in cash and cash equivalents**		**(38,850)**	(14,235)
於一月一日之現金及等同現金項目	**Cash and cash equivalents at 1 January**		**141,103**	157,511
外幣兌換率轉變之影響	Effect of foreign exchange rate changes		**3,284**	(2,173)
於十二月三十一日之現金及等同現金項目	**Cash and cash equivalents at 31 December**	*30(b)*	**105,537**	141,103

第九十八頁至第一百六十九頁之附註乃屬賬項之一部份。

The notes on pages 98 to 169 form part of these accounts.

至二零零二年十二月三十一日全年結算
(除特別列明外均以港幣百萬元位列示)

Year ended 31 December 2002
(Figures expressed in millions of Hong Kong dollars unless otherwise indicated)

1. 編製基礎

(甲) 本賬項乃按照香港會計師公會頒佈之會計實務準則及註釋編製,並符合香港公認會計準則及香港公司法例之規定。本賬項已完全遵守香港金融管理局發出之監管政策手冊內有關「本地註冊認可機構披露財務資料」要求,及符合香港聯合交易所有限公司上市條例有關財務披露之規定。

(乙) 本綜合賬項包括恒生銀行(簡稱「銀行」)及其附屬與聯營公司(簡稱「集團」)截至十二月三十一日止年度之賬項。綜合賬項包括應佔聯營公司之業績及儲備,乃根據該等公司截止日期不早於十二月三十一日前六個月之賬項編製。集團內公司之間一切重大交易已於綜合計算時予以抵銷。

(丙) 本賬項乃採用原值成本慣例編製,惟若干投資證券及行址與投資物業則按照附註4(戊)及(己)之會計政策,修訂為以重估公平價值列示。

(丁) 除附註2「會計政策之變動」內所列示之變更外,編製本賬項所採用之會計政策與往年貫徹一致。

1. Basis of preparation

(a) These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. In addition, these accounts comply fully with the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(b) The consolidated accounts comprise the accounts of Hang Seng Bank Limited ("the Bank") and all its subsidiary and associated companies ("the Group") made up to 31 December. The consolidated accounts include the attributable share of the results and reserves of associated companies based on accounts made up to dates not earlier than six months prior to 31 December. All significant intra-group transactions have been eliminated on consolidation.

(c) The accounts have been prepared under the historical cost convention, as modified by the revaluation of certain securities and premises and investment properties as set out in the accounting policies in notes4(e) and 4(f) respectively.

(d) The accounting policies used in the preparation of these accounts are consistent with those used in the previous year except for those set out in note2 "Change in accounting policies".

2. 會計政策之變動

(甲) 僱員福利之會計政策

往年,界定利益福利計劃之退休福利成本乃根據合資格精算師建議之供款於損益賬內支銷。由二零零二年一月一日起,界定利益福利計劃之退休福利成本乃按香港會計實務準則第三十四號「僱員福利」而釐定,詳情於下列附註4(癸)項內列示。

2. Change in accounting policies

(a) Accounting for employee benefits

In prior years, retirement benefit costs of defined benefit schemes are charged to profit and loss account based on contributions made in accordance with the recommendation of qualified actuaries. With effect from 1 January 2002, retirement benefit costs of defined benefit schemes are determined in accordance with the Hong Kong Statement of Standard Accounting Practice 34 (HKSSAP 34) "Employee benefits", details of which are set out in note4(j) below.

2. 會計政策之變動 *續*

(甲) 僱員福利之會計政策 續

往年，累積有薪假期並無計入當年應計費用。由二零零二年一月一日起，於結算日僱員可以在未來期間享用之累積有薪假期，其等值薪金需確認為負債。此乃根據香港會計實務準則第三十四號之要求，並在下列附註4（癸）列示。

上述會計政策之變動乃追溯應用，因此作出下列之前期調整。

界定利益福利計劃之前期資產／負債，即僱員截至二零零二年一月一日前之服務年期應賺取將來所得福利之折現值，扣減福利計劃資產之公平價值，乃採用前期調整之方式確認。該前期資產及負債淨額為港幣一億八千九百萬元，已支取二零零二年一月一日之「保留溢利」賬。同時，資產負債表內之「其他資產」及「其他負債」項目亦作出相應調整，分別包括前期資產港幣五千三百萬元及前期負債港幣二億四千二百萬元。在新會計政策下，本集團是年度之溢利增加港幣一千九百萬元，而本年度底之「保留溢利」則減少港幣一億七千萬元。

於二零零二年十二月三十一日，僱員之累積有薪假期等值薪金達港幣一億三千九百萬元，其中港幣一億三千六百萬元乃二零零二年一月一日之前所累積，並已採用前期調整方式支取「保留溢利」賬；而二零零二年累積之港幣三百萬元，則在是年度損益賬之「人事費用」中支銷。

(乙) 長期保險業務之會計政策

由二零零二年一月一日起，本集團乃按照下列附註4（丑）所詳述之會計政策確認其應佔恒生人壽保險有限公司（「恒生人壽」）之長期保險業務權益估值。

2. Change in accounting policies *continued*

(a) Accounting for employee benefits continued

In prior years, no accrual was made in respect of accumulating paid leave entitlement. With effect from 1 January 2002, the equivalent salary cost of accumulated paid leave entitlement of staff members at the balance sheet date, which can be carried forward into future periods is recognised as a liability in accordance with HKSSAP 34 as set out in note4(j) below.

The above change in accounting policy has been applied retrospectively resulting in the following prior year adjustments.

The transitional assets/liabilities in respect of defined benefit schemes as of 1 January 2002, calculated by estimating the amount of future benefit that the employees have earned in return for their services in the prior periods, discounted to present value, and deducting the fair value of the scheme assets, have been recognised through a prior year adjustment. An amount of HK$189 million, being the net amount of transitional assets and liabilities, has been debited to "Retained profits" brought forward at 1 January 2002. Accordingly, adjustments for the transitional assets and liabilities of HK$53 million and HK$242 million have been made to "Other assets" and "Other liabilities" respectively. As a result of the new accounting policy, the Group's profit for the year has been increased by HK$19 million and the "Retained profits" as at the year-end have been decreased by HK$170 million.

At 31 December 2002, the accumulated paid leave entitlement of all staff members amounted to HK$139 million. The amount of HK$136 million which was accumulated prior to 1 January 2002 was debited to "Retained profits" as a prior year adjustment while the amount of HK$3 million accumulated during the year 2002 was charged as "Staff costs" in the current year profit and loss account.

(b) Accounting for long-term assurance business

With effect from 1 January 2002, the Group decided to recognise its share of the value of the long-term assurance business of Hang Seng Life Limited ("HSLL") in accordance with the accounting policy as set out in note4(l) below.

2. 會計政策之變動 *續*

(乙) 長期保險業務之會計政策 *續*

恒生人壽乃本行及滙豐保險集團(亞太)有限公司擁有各半權益之公司。由於更改公司章程內之董事局組合,恒生人壽由二零零二年十一月起成為本行之附屬公司。

有關長期保險業務權益估值之會計政策變動乃追溯應用而作出前期調整。下述之賬項處理方式亦反映本集團由二零零二年十一月起將恒生人壽之業績由聯營公司之權益法改為以附屬公司列入綜合賬。

恒生人壽於二零零二年一月一日前之長期保險業務之權益估值為港幣四億一千一百萬元。本行已透過二零零二年一月一日之「保留溢利」及資產負債表內之「聯營公司投資」確認所佔其中百分之五十,即港幣二億零六百萬元。恒生人壽於二零零二年一月一日至十月三十一日之長期保險業務權益估值之增長為港幣一億六千九百萬元。本行亦在「應佔聯營公司之溢利」中確認所佔其中百分之五十,即港幣八千五百萬元。長期保險業務權益估值於二零零二年十一月一日至十二月三十一日減少港幣六百萬元,於採納上述之綜合計算方式後,已在「其他營業收入」之「保險承保業務」中確認。於二零零二年十二月三十一日,長期保險業務權益之除稅估值達港幣五億四千八百萬元,包括在「保留溢利」中之港幣二億七千四百萬元及在「少數股東權益」項下之港幣二億七千四百萬元。

(丙) 基於重算上述數字之實務困難,去年之綜合損益結算表及資產負債表不作出相應調整。

2. Change in accounting policies *continued*

(b) Accounting for long-term assurance business *continued*

HSLL is a company held by the Bank and HSBC Insurance (Asia-Pacific) Holdings Limited in equal shareholding. HSLL became a subsidiary of the Bank in November 2002 as a result of a change in its articles of association on the composition of its board of directors.

The change in accounting policy on value of long-term assurance business has been applied retrospectively and a prior year adjustment has been made. The accounting treatment described below also reflected the Group's change in accounting treatment of the results of HSLL from equity accounting of an associated company to consolidation of a subsidiary company with effect from November 2002.

The amount of the value of long-term assurance business attributable to the periods prior to 1 January 2002 was HK$411 million and the Bank has recognised its 50 per cent share of HK$206 million through "Retained profits" brought forward at 1 January 2002 and "Investment in associated companies" in the balance sheet. The increase in the value of HSLL's long-term assurance business for the period from 1 January 2002 to 31 October 2002 amounted to HK$169 million. The Bank has also accounted for its 50 per cent share of HK$85 million through "Share of profits of associated companies". The value of long-term assurance business decreased by HK$6 million for the period from 1 November 2002 to 31 December 2002 and this amount has been charged against "Insurance underwriting" under "Other operating income". The balance of value of long-term assurance business net of taxation stood at HK$548 million at 31 December 2002, comprising the amounts of HK$274 million and HK$274 million included in "Retained profits" and "Minority interests" in the balance sheet respectively at that date.

(c) The comparative figures for the previous year's profit and loss account and balance sheet have not been restated due to impracticality in recomputing such figures.

3. 業務性質

本集團主要從事銀行業及有關之金融服務。

3. Nature of business

The Group is engaged primarily in the provision of banking and related financial services.

4. 主要會計政策

(甲) 收入之確認

除貸款已列為呆賬外(附註4(丙))，利息收入均以應計基準在損益賬內確認。

費用及佣金收入均於列為應收項目時計入收益，除非該等收入是用以彌補向客戶持續提供服務之成本或須為客戶承擔風險，或屬利息性質收入。在該等情況下，費用則於有關期間內按適當之基準確認。

(乙) 商譽

當收購附屬或聯營公司之成本高於或低於本集團購得其所佔可分離資產份額之公平淨值時，即產生商譽或折讓。於一九九八年一月一日起收購所產生之商譽已列入資產負債表之「其他資產」項內，而所產生之折讓則列於「其他負債」項內，並按照其估計可用年期以直線法攤銷。於一九九八年一月一日前進行之收購，其產生之商譽於收購當年從「儲備」項內撇除，而收購所產生之折讓則於收購當年誌入「儲備」項內。

於出售附屬或聯營公司時，任何未分攤或已誌入「儲備」內之商譽或折讓，將與本集團購得其所佔資產份額之公平淨值一併計算出售該等公司之損益。

(丙) 貸款及呆賬

(一) 當管理層對最終收回貸款本金或利息之機會存疑，或應償還之本金或利息已逾期九十天，該等貸款即列為呆賬；有關利息即作懸欠利息處理，並按需要提撥特殊準備。

4. Principal accounting policies

(a) Income recognition

Interest income is recognised in the profit and loss account as it accrues, except in the case of doubtful debts (note4(c)).

Fee and commission income is accounted for in the period when receivable, except where the fee is charged to cover the costs of a continuing service to or risk borne for the customer, or is interest in nature. In these cases, it is recognised on an appropriate basis over the relevant period.

(b) Goodwill

Goodwill or discount arises on the acquisition of subsidiary and associated companies when the cost of acquisition differs from the fair value of the Group's share of separable net assets acquired. For acquisitions made on or after 1 January 1998, goodwill is included in the balance sheet in "Other assets" and discount on acquisition is included in "Other liabilities" and they are amortised over their estimated lives on a straight line basis. For acquisitions prior to 1 January 1998, goodwill was charged against "Reserves" and discount on acquisition was credited to "Reserves" in the year of acquisition.

On disposal of the subsidiary or associated companies, any goodwill or discount on acquisition previously taken directly to reserves or not yet amortised in the profit and loss account is included in the Group's share of net assets of the company in the calculation of the profit or loss on disposal of the company.

(c) Advances and doubtful debts

(i) Loans are designated as doubtful as soon as management has doubts as to the ultimate recoverability of principal or interest or when contractual payments of principal or interest are 90 days overdue. When a loan is considered doubtful, interest will be suspended and a specific provision raised if required.

4. 主要會計政策 續

(丙) 貸款及呆賬 續

惟於下述特殊情況下貸款可逾期至十二個月始列作懸欠利息處理：

- 持有之現金抵押足以償付貸款本金及利息總額，並可合法行使抵償權；或
- 可變現之有形抵押品淨值足以抵償貸款本金及利息，並通過信審程序批准將利息累積或撥入本金。

集團政策規定須以審慎及貫徹一致之基準迅速提撥適當之呆壞賬準備。所提撥之準備基本上分為特殊及一般兩種，兩者均須考慮抵押品情況及未償還金額而釐定。

(二) 特殊準備

特殊準備是對已確認之呆壞賬項衡量其實際及預期損失數字作出提撥，並在資產負債表之貸款項內扣除。

特殊準備是根據個別呆壞賬評估作提撥，惟單一類別之小額貸款組合則以整體組合作為評估基準。按集團保守評估特殊準備之數額是足以將有關資產撇減至最終可變現數值，並考慮包括下列之各項因素：

- 切實評估客戶之財政狀況，包括其在可接受之期限內償還欠款之可能性及集團對該客戶之其他承擔；
- 貸款抵押品的可變現值；
- 追收貸款及將抵押品變現所涉及之費用；及
- 若貸款並非以本地貨幣為單位，則需考慮借款人獲取有關外幣之能力。

在按組合基準提撥特殊準備時，管理層會評估貸款組合之結構、過往及預期之信貸損失、商業及經濟情況以及任何其他相關因素而考慮撥備額。按組合基準撥備之主要組合為信用卡及無抵押私人貸款。

4. Principal accounting policies *continued*

(c) Advances and doubtful debts *continued*

However, the suspension of interest may exceptionally be deferred for up to 12 months past due in the following situations:

- where cash collateral is held covering the total of principal and interest due and the right of set-off is in place; or
- where the value of net realisable tangible collateral is considered more than sufficient to cover the full repayment of all principal and interest due and credit approval has been given to the rolling-up or capitalisation of interest payments.

It is the Group's policy to make provisions for bad and doubtful debts promptly where required and on a prudent and consistent basis. There are two basic types of provisions, specific and general, each of which is considered in terms of the charge and the amount outstanding.

(ii) Specific provisions

Specific provisions represent the quantification of actual and expected losses from identified accounts and are deducted from loans and advances in the balance sheet.

Other than where provisions on small balance homogenous loans are assessed on a portfolio basis, the amount of specific provision raised is assessed case by case. The amount of specific provision raised is the Group's conservative estimate of the amount needed to reduce the carrying value of the asset to the expected ultimate net realisable value, and in reaching a decision consideration is given, among other things, to the following factors:

- the financial standing of the customer, including a realistic assessment of the likelihood of repayment of the loan within an acceptable period and the extent of the Group's other commitments to the same customer;
- the realisable value of any collateral for the loan;
- the costs associated with obtaining repayment and realisation of the collateral; and
- if loans are not in local currency, the ability of the borrower to obtain the relevant foreign currency.

Where specific provisions are raised on a portfolio basis, the level of provisioning takes into account management's assessment of the portfolio's structure, past and expected credit losses, business and economic conditions, and any other relevant factors. The principal portfolio evaluated on this basis is credit card and certain unsecured personal advances.

4. 主要會計政策 續

(丙) 貸款及呆賬 續

(三) 一般準備

一般準備作為補充特殊準備,以照應於結算日已存在但於日後始能確認之貸款損失。提撥水平乃根據集團之貸款組合結構及風險特性,及根據過往損失經驗預計貸款組合之個別部份之損失,參照過往經驗評估之潛在風險,須定期檢討以維持適當之一般準備水平。一般準備於資產負債表所列客戶貸款中扣除。

(四) 懸欠利息之貸款

在編製資產負債表時,懸欠利息已從「客戶貸款」及「預付及應計收益」項下之應收利息賬項內扣除。收回之現金還款(變現抵押品所得現金除外),首先抵償懸欠利息並進誌損益賬,同時按已收利息之數額,對未償本金餘額提撥特別準備。變現抵押品所得的款項將用於償還未償本金,餘額則用以彌補特殊準備及懸欠利息。

(五) 停止計息貸款

倘收回利息之機會渺茫,即停止累計利息。當尚欠債務已再無實際機會收回時,該貸款及其懸欠利息即作出撇賬。

直至客戶能夠依期償還本金與利息及確保將來之還款能力,方可重新列為正常收取利息之貸款。

(六) 貸款變現而換取之資產

為有秩序地將其變現以抵償貸款而購入之資產均繼續列為貸款。所購入資產按轉換當日被清理之貸款賬面值列賬,而其日後減值則悉數提撥準備。

4. Principal accounting policies *continued*

(c) Advances and doubtful debts *continued*

(iii) General provisions

General provisions augment specific provisions and provide cover for loans which are impaired at the balance sheet date but which will not be identified as such until some time in the future. The Group maintains a general provision which is determined taking into account the structure and risk characteristics of the Group's loan portfolio and the expected loss of the individual components of the loan portfolio based primarily on the historical loss experience. Historic levels of latent risk are regularly reviewed to determine that the level of general provisioning continues to be appropriate. General provisions are deducted from loans and advances to customers in the balance sheet.

(iv) Loans on which interest is being suspended

Interest suspended on doubtful debts is netted in the balance sheet against "Advances to customers" and accrued interest receivable in "Prepayments and accrued income". On receipt of cash (other than from the realisation of collateral), suspended interest is recovered and taken to the profit and loss account. A specific provision of the same amount as the interest receipt is then raised against the principal balance. Amounts received from the realisation of collateral are applied to the repayment of outstanding indebtedness, with any surplus used to recover any specific provisions and then suspended interest.

(v) Non-accrual loans

Where the probability of receiving interest payments is remote, interest is no longer accrued. Where the loan has no reasonable prospect of recovery, the loan and related suspended interests are written off.

Loans are not reclassified as accruing until interest and principal payments are up-to-date and future payments are reasonably assured.

(vi) Assets acquired in exchange for advances

Assets acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances. The asset acquired is recorded at the carrying value of the advance disposed of at the date of the exchange, and provisions are made based on any subsequent deterioration in its value.

4. 主要會計政策 *續*

(丙) 貸款及呆賬 *續*

(七) 收回之資產

在追收呆壞賬過程中，本集團可透過法院程序或由借款人自願交出而收回抵押之資產。根據上述附註4(丙)(二)之會計政策，該等呆壞賬已按照有關抵押品按時估值之變現淨值提撥特殊準備。於收回抵押之資產後，有關貸款將調整至該收回資產之變現淨值，以致部份貸款須從特殊準備中撇除。已收回抵押品之貸款仍然視作「客戶貸款」，並列為呆壞賬。

(丁) 外幣伸算

外幣本位之資產及負債均按結算日之市價滙率伸算為港元。海外分行及海外附屬公司之業績則按是年度平均滙率伸算為港元。

期初之外幣資本投資淨額及以平均滙率伸算之業績均於結算日重新按當日滙率伸算，所產生之損益將誌入「保留溢利」賬內。其他換算損益則誌入損益賬內。

(戊) 投資

(一) 持作買賣用途及長期投資之證券

集團就擁有明確意向和能力持有至到期日之債務證券均列為「持至期滿之債務證券」並按類列入資產負債表內之「庫券」(列於「庫存現金及短期資金」項下)、「存款證」或「長期投資」。持至期滿之債務證券均按成本扣除減值準備列賬 *(附註4(庚))*。

以溢價或折讓價購入之有期債務證券，其溢價及折讓均按購買日起至到期日止期間於損益賬內攤銷。若到期日可於特定期內由借款人選擇，則採納計算出較保守結果之到期日。此等

4. Principal accounting policies *continued*

(c) Advances and doubtful debts *continued*

(vii) Repossessed assets

In the recovery of non-performing advances, the Group may take repossession of the collateral assets through court proceedings or voluntary delivery of possession by the borrowers. In accordance with the Group's accounting policy set out in note4(c)(ii) above, specific provisions for non-performing advances are maintained after taking into account the net realisable value of the related collateral which are revalued periodically. Upon repossession of the collateral assets, the advances are adjusted to the net realisable value of the repossessed assets, usually resulting in a partial write-off of the advances against specific provisions. Advances with repossessed collateral assets will continue to be accounted for as "Advances to customers" and classified as non-performing.

(d) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the year-end. The results of overseas branches and subsidiary companies are translated into Hong Kong dollars at the average rates of exchange for the year.

Exchange differences arising from the retranslation of opening foreign currency net investments and exchange differences arising from retranslation of the result for the year from the average rate to the exchange rate ruling at the year-end are accounted for in "Retained profits". Other exchange differences are recognised in the profit and loss account.

(e) Investments

(i) Securities held for dealing purposes and long-term investments

Debt securities in respect of which the Group has the expressed intention and ability to hold until maturity are classified as "Held-to-maturity securities" and are included in the balance sheet in the categories of "Treasury bills" (included in "Cash and short-term funds"), "Certificates of deposit" or "Long-term investments" as appropriate. Held-to-maturity debt securities are included in the balance sheet at cost less provision for any impairment *(note4(g))*.

Where dated debt securities have been purchased at a premium or discount, those premiums and discounts are amortised through the profit and loss account over the period from the date of purchase to the date of maturity. If the maturity is at the borrower's option within a range of specified years, the maturity date which gives the more conservative result is adopted.

4. 主要會計政策 *續*

(戊) 投資 *續*

證券均按成本調整購入溢價及折讓之攤銷列入資產負債表內。溢價及折讓之攤銷則列作「利息收入」。

持至期滿之債務證券若於到期日前售出或轉為持作買賣用途，因而產生之任何溢利或虧損均於當日列入損益賬內，並包括於「有形固定資產及長期投資之溢利」項內。

擬持續持有之股票均列為「長期投資」，並按公平價值列入資產負債表內；因市值變動所產生之溢利或虧損，則誌入「長期股票投資重估儲備」賬內。當出售或決定將投資減值時，所累積之溢利或減值即誌入該期損益結算表之「有形固定資產及長期投資之溢利」項內。

其他持作買賣用途之證券均按公平價值列入資產負債表內並按類列入「庫券」(列於「庫存現金及短期資金」項下)、「存款證」或「持作買賣用途之證券」。該等資產之公平價值變動則於損益結算表之「買賣溢利」項內確認。

售出之證券如附有按預定價格回購之承諾，仍按原分類列於資產負債表內，而出售所得之金額則以負債方式列示。相反，根據類似轉售承諾而購入之證券則不會在資產負債表內確認，而所支付之金額則視乎交易對手之性質為銀行或非銀行而列入「庫存現金及短期資金」或「客戶貸款」賬內。

4. Principal accounting policies *continued*

(e) Investments *continued*

These securities are included in the balance sheet at cost adjusted for the amortisation of premiums and discounts arising on acquisition. The amortisation of premiums and discounts is included in "Interest income".

Any profit or loss arising on held-to-maturity securities on disposal prior to maturity or on transfer to securities held for dealing purposes is included in the profit and loss account as it arises and is included in "Profit on tangible fixed assets and long-term investments".

Equity shares intended to be held on a continuing basis are classified as "Long-term investments" and are included in the balance sheet at fair value. Gains and losses arising from changes in fair value are accounted for as movements in the "Long-term equity investment revaluation reserve". When an investment is disposed of or the investment is determined to be impaired, the cumulative profit or loss, including any amounts previously recognised in the long-term equity investment revaluation reserve, is included in the profit and loss account for the year in "Profit on tangible fixed assets and long-term investments".

Other securities are classified as held for dealing purposes and included in the balance sheet at fair value in the categories of "Treasury bills" (included in "Cash and short-term funds"), "Certificates of deposit", or "Securities held for dealing purposes" as appropriate. Changes in fair value of such assets are recognised in the profit and loss account as "Dealing profits" as they arise.

Where securities are sold subject to a commitment to repurchase them at a predetermined price, they remain in the balance sheet and a liability is recorded in respect of the consideration received. Conversely, securities purchased under analogous commitments to resell are not recognised in the balance sheet and the consideration paid is recorded in "Cash and short-term funds" where the counterparty is a bank or in "Advances to customers" where the counterparty is a non-bank customer.

4. 主要會計政策 *續*

(戊) 投資 *續*

(二) 附屬公司投資

附屬公司投資均按成本值扣除經董事認為需要提撥之減值準備後於銀行之資產負債表內列賬*(附註4 (庚))*。

(三) 聯營公司投資

聯營公司投資於綜合賬項內以權益法計算集團應佔該等公司之資產淨值列賬；而在銀行之資產負債表內則以成本值扣除董事認為需要提撥之減值準備後列賬*(附註4 (庚))*。

(己) 有形固定資產

(一) 行址按估值減除折舊後列賬。折舊乃按照資產之估計可用年數攤銷全部賬面價值，計算方式如下：

- 永久業權之土地不予折舊；
- 租約業權之土地按照租約剩餘年數以直線折舊法攤銷；及
- 房屋及其改良成本按直線法每年撇銷百分之二或按租約剩餘年數分攤折舊，兩者以較高者為準。

(二) 行址均由具專業資格之估價師定期估值，以確保其賬面淨值與公平價值無大差異。因重估而產生之溢價先沖回誌於損益賬內有關該物業過往重估所產生之虧損，餘數誌入儲備項下之「行址重估儲備」內。因重估而產生之虧損先從「行址重估儲備」內扣除該物業過往之重估溢價，不足之數於損益賬內支銷。

(三) 投資物業由具專業資格之估價師估計其公開市值列示於資產負債表。按投資組合計算之重估溢價已誌入「投資物業重估儲備」賬內。按組合計算而產生之重估虧損先從過往重估溢價內扣除，不足之數於損益賬內支銷。

4. Principal accounting policies *continued*

(e) Investments *continued*

(ii) Investments in subsidiary companies

Investments in subsidiary companies are stated at cost less provision for any impairment *(note4(g))* as determined by the Directors in the Bank's balance sheet.

(iii) Investments in associated companies

Investments in associated companies are stated at the Group's attributable share of the net assets of the associated companies using the equity method of accounting in the Group's consolidated balance sheet and are stated at cost less provision for any impairment *(note4(g))* as determined by the Directors in the Bank's balance sheet.

(f) Tangible fixed assets

(i) Premises are stated at valuation less depreciation calculated to write off the assets over their estimated useful lives as follows:

- freehold land is not depreciated;
- leasehold land is depreciated over the unexpired terms of the leases; and
- buildings and improvements thereto are depreciated at the greater of 2% per annum on the straight line basis or over the unexpired terms of the leases.

(ii) Premises are revalued by professionally qualified valuers with sufficient regularity to ensure that the net carrying amount does not differ materially from the fair value. Surpluses arising on revaluation are credited firstly to the profit and loss account to the extent of any deficits arising on revaluation previously charged to the profit and loss account in respect of the same premises, and are thereafter taken to the "Premises revaluation reserve". Deficits arising on revaluation are firstly set off against any previous revaluation surpluses included in the "Premises revaluation reserve" in respect of the same premises, and are thereafter taken to the profit and loss account.

(iii) Investment properties are stated in the balance sheet at their open market values which are assessed by professionally qualified valuers. Surpluses arising on revaluation on a portfolio basis are credited to the "Investment properties revaluation reserve". Deficits arising on revaluation on a portfolio basis are firstly set off against any previous revaluation surpluses and thereafter taken to the profit and loss account.

4. 主要會計政策 續

(己) 有形固定資產 續

租約期尚餘二十年或以下之投資物業需按估值減除折舊後列賬。折舊乃按照租約之剩餘年數攤銷全部賬面價值計算。

(四) 設備包括傢俬、機械及其他設備按成本減除折舊後列賬。折舊之計算乃按照資產之估計可用年數(一般在三至十年間),以直線折舊法攤銷。

(五) 出售行址、投資物業及設備之損益均以淨售所得與該資產之賬面淨值差價計算。因出售行址而實現之有關重估溢價由「行址重估儲備」項下撥往「保留溢利」項下。因出售投資物業而實現之有關重估溢價或虧損,則由「投資物業重估儲備」項下撥往「保留溢利」項下。

(庚) 減值

除行址及投資物業以重估價值及投資證券以公平價值列賬及客戶貸款已扣除準備金外,本集團在每結算日,均檢討各類資產,主要包括持至期滿之債務證券及附屬公司投資及聯營公司投資有否出現減值跡象。若資產之可收回價值低於賬面值,則須減值至其可收回價值。釐定該等資產可收回價值之基準,若持至期滿之債務證券,則參照市場開價,若附屬公司及聯營公司投資,則按董事以合適之評估基準如資產淨值或未來現金流量現值作出評估。

減值虧損應即時於損益結算表中確認。如往年資產減值虧損尚未確認,轉回之減值虧損應以資產賬面數額為限。轉回之減值虧損在確認轉回之年度損益結算表沖回。

4. Principal accounting policies *continued*

(f) Tangible fixed assets *continued*

Investment properties held on leases with 20 years or less to expiry are stated at valuation less depreciation calculated to write off the assets over the remaining terms of their leases.

(iv) Equipment, comprising furniture, plant and other equipment, is stated at cost less depreciation calculated on the straight line basis to write off the assets over their estimated useful lives, which are generally between 3 and 10 years.

(v) On disposal of premises, investment properties and equipment, the profit or loss is calculated as the difference between the net sales proceeds and the net carrying amount. Surpluses relating to premises disposed of included in the "Premises revaluation reserve" are transferred as movements in reserves to "Retained profits". Surpluses or deficits relating to investment properties disposed of included in the "Investment properties revaluation reserve" are transferred as movements in reserves to "Retained profits".

(g) Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets (other than premises and investment properties carried at revalued amounts and investment securities carried at fair value and customer advances stated net of provisions) to determine whether there is any indication that those assets, mainly including held-to-maturity securities, investments in subsidiary and associated companies, are impaired. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. The recoverable amounts of assets subject to impairment assessment is determined, in case of held-to-maturity securities, by reference to quoted market price and, in case of investments in subsidiary and associated companies, based on valuation of the Directors on an appropriate valuation basis such as net asset value or net present value of future cash flow.

Impairment losses are recognised in the profit and loss account immediately. A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

4. 主要會計政策 *續*

(辛) 遞延稅項

在可見未來有可能出現因時差而產生之重大稅項負擔，均依負債方式撥備遞延稅項。

未來之遞延稅項利益，除非有充足理由確定其時可以實現，否則不予確認。

(壬) 融資及經營租賃

若租賃合約之大部份與擁有權有關之風險及利益實質上轉讓予承租人，即列為融資租賃。當本集團為融資租賃之出租人，則該等租賃之投資淨額將包括於資產負債表內「客戶貸款」項下。應收租賃款項所包含之融資收入將於租賃期內按投入資金之比例在「利息收入」內確認。與融資租賃性質相同之租購合約亦作融資租賃處理。

其他租賃合約均列為經營租賃。若集團為經營租賃之出租人，用作租賃之資產將包括在「有形固定資產」內，並按合適情況根據列於附註4 (己)之集團折舊政策計算折舊。經營租賃之應收租金在租賃期內之會計年度以等額分期方式誌入「其他營業溢利」項內。應收或有租金收入則在相應之會計年度入賬。經營租賃支付之租金則在租賃期內之會計年度以等額分期方式在損益賬內「房地產及設備費用」中支銷。應付或有租金支出則在相應之會計年度支銷。

(癸) 僱員福利計劃

(一) 薪金、年終花紅、年度有薪假期、假期旅遊津貼及非現金性福利之成本，均在有關僱員提供服務之年度內以應計基準支銷，而在年底累積之有薪假期，可以在以後年度享用或在僱員離職時領取休假代金者，亦已撥出準備。

4. Principal accounting policies *continued*

(h) Deferred taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured with reasonable certainty.

(i) Finance and operating leases

Leases under which substantially all the risks and benefits of ownership are transferred to the lessees are classified as finance leases. Where the Group is a lessor under finance leases, an amount representing the net investment in the lease is included in the balance sheet as "Advances to customers". Finance income implicit in the lease payment is recognised as "Interest income" over the period of the leases in proportion to the funds invested. Hire purchase contracts having the characteristics of finance leases are accounted for in the same manner as finance leases.

Other leases are classified as operating leases. Where the Group is a lessor under operating leases, the leased assets are included in "Tangible fixed assets", and where applicable, are depreciated in accordance with the Group's depreciation policy as set out in note4(f) above. Rentals receivable under operating leases are recognised as "Other operating income" in equal instalments over the accounting periods covered by the lease term. Contingent rentals receivable are recognised as income in the accounting period in which they relate to. Payments made under operating leases are charged to the profit and loss account as "Premises & equipment expenses" in equal instalments over the accounting periods covered by the lease term. Contingent rentals payable are written off as an expense of the accounting period in which they are incurred.

(j) Employee benefits

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by the employees. Provision is made in respect of paid leave entitlement accumulated during the year, which can be carried forward into future periods for compensated absence or payment in lieu if the employee leaves employment.

4. 主要會計政策 *續*

(癸) 僱員福利計劃 *續*

(二) 本集團為僱員提供退休福利，按有關法例設有界定利益福利計劃和公積金福利計劃及參予強制性公積金計劃。

是年度損益賬支取之界定利益福利計劃之退休福利成本，乃按一系列精算假定，計算是期服務成本、利息成本及預計投資回報，並計及須予確認之淨精算虧損後釐定。

本集團於每一個界定利益福利計劃之負擔淨額，乃估計職員截至當日之服務年期應賺取將來所得福利之折現值，再扣減福利計劃資產之公平價值而計算。貼現率乃參照與福利計劃負擔年期接近之高質素企業債務證券於結算日之孳息率。由合資格精算師採用PUC法(Projected Unit Credit Method)計算。

在計算本集團之負擔淨額時，累積未確認精算盈餘或虧損超逾界定利益福利負擔折現值與計劃資產公平價值，兩者中較高數額百分之十，該部份須按參予計劃僱員之預計未來工作年期在損益結算表中確認。未超逾該上限之精算盈餘或虧損則不須確認。

若集團之負擔淨額低於零值而出現資產，可確認之數額不能大於集團未來可從福利計劃收回之退款或減少之供款之折現值扣除累積未確認之淨精算虧損及過往服務成本。

公積金計劃及強制性公積金計劃之供款乃按有關章程規定，並在該年度之損益賬內支銷。此類計劃之供款悉數歸於僱員。

4. Principal accounting policies *continued*

(j) Employee benefits *continued*

(ii) The Group provides retirement benefits for staff members and operates defined benefit and defined contribution schemes and participates in mandatory provident fund schemes in accordance with the relevant laws and regulations.

The retirement benefit costs of defined benefit schemes charged to profit and loss account are determined by calculating the current service cost, interest cost and expected return on scheme assets in accordance with a set of actuarial assumptions and taking into account the amount of net actuarial losses required to be recognised.

The Group's net obligation in respect of defined benefit schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior years; that benefit is discounted to determine the present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at the balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligation. The calculation is performed by a qualified actuary using the Projected Unit Credit Method.

In calculating the Group's obligation in respect of a scheme, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10 per cent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the profit and loss account over the expected average remaining working lives of the employees participating in the scheme. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation of the Group's net obligation results in a negative amount, the asset recognised is limited to the net total of any cumulative unrecognised net actuarial losses and past service costs and the present value of any future refunds from the scheme or reductions in future contributions to the scheme.

The retirement benefit costs of defined contribution schemes and mandatory provident fund schemes are the contributions made in accordance with the relative scheme rules and are charged to the profit and loss account of the year. Contributions to the schemes vest immediately.

4. 主要會計政策 *續*

(癸) 僱員福利計劃 *續*

(三) 本集團參與滙豐集團設置之股份報酬計劃認購滙豐控股有限公司之股份。按市值授出認股權之計劃，並無確認任何成本，儲蓄優先認股權計劃之認股權乃按公平價值不多於百分之二十折讓授出，此等獎勵亦無確認成本。而有限制股份獎勵計劃，本集團攤分購買有關股份以供授出股份獎勵之成本於「人事費用」內支銷。

(子) 資產負債表外之金融工具

資產負債表外之金融工具統稱衍生工具，該等合約之價值變化衍生自對照之資產、利率、滙率或指數，包括在外滙、利率及股票市場上進行之期貨、遠期、掉期及期權交易。凡具有合法進行抵銷權均採用淨額結算。

此等工具之記賬方法視乎其交易目的為買賣或非買賣用途而定。

(一) 買賣交易

買賣用途之交易包括持盤及因應客戶需要而進行之交易及其對沖活動。

用作買賣之交易以市值記賬，因市值變動而產生損益之淨現值就未賺取之信貸息差及日後之服務成本而作出適當遞延處理後列入損益賬內之「買賣溢利」。資產負債表以外之買賣交易於可能情況下參照獨立流動市場價而評值。而未有報價交易之市值則參照獨立取得之價格，並採用估值模式釐定。流動性不足之持盤須按適當情況調整估值。

4. Principal accounting policies *continued*

(j) Employee benefits *continued*

(iii) The Group participates in the share compensation plan operated by the HSBC Group for acquisition of HSBC Holdings plc shares. For the share option plan where such options are granted at fair value, no compensation costs are recognised. For the savings-related share option plan where options are granted at a discount of not more than 20 per cent to fair value, no compensation cost is recognised for such awards. For the restricted share award plan, the Group's share of cost for acquisition of shares for the conditional award under such plan is charged to "Staff costs" as incurred.

(k) Off-balance sheet financial instruments

Off-balance sheet financial instruments, commonly referred to as derivatives, are contracts with the characteristics and value of which are derived from those of the underlying assets, interest and exchange rates or indices. They include futures, forwards, swap and options transactions in the foreign exchange, interest rate and equity markets. Netting is applied where a legal right of set-off exists.

The accounting for these instruments is dependent upon whether the transactions are undertaken for dealing or non-dealing purposes.

(i) Dealing transactions

Transactions for dealing purposes include those undertaken for proprietary purposes and to service customers' needs, as well as any related hedges.

Transactions undertaken for dealing purposes are marked-to-market and the net present value of any gain or loss arising is recognised in the profit and loss account as "Dealing profits", after appropriate deferrals for unearned credit margin and future servicing costs. Off-balance sheet dealing transactions are valued by reference to an independent liquid price where this is available. For those transactions where there are no readily quoted prices, market values are determined by reference to independently sourced rates, using valuation models. Adjustments are made for illiquid positions where appropriate.

4. 主要會計政策 *續*

(子) 資產負債表外之金融工具 續

按市值列賬之滙率、利率及股票合約所產生之資產，包括未實現盈利均列於「其他資產」項目下。按市值列賬之交易所產生之負債，包括未實現虧損，則列於「其他負債」項下。

(二) 非買賣交易

非買賣之交易是指按本集團風險管理策略，為應計基準列賬之資產、負債、持盤或未來現金收支作對沖用途之合約。非買賣交易包括符合下述條件之對沖交易及用以改變指定金融工具之風險特性之交易。

非買賣交易均以其指定資產、負債或持盤淨額相同之基準入賬。任何損益均按有關資產、負債或持盤之損益之同等基準予以確認。

符合對沖交易條件之衍生工具須有效降低相關資產、負債或預期交易之價格或利率風險，並在訂立衍生工具合約之始即列為對沖交易。因此，衍生工具之市值變動必須與相關之對沖項目在對沖合約訂立之始與及有效期內之市值變動緊密相應。符合此等條件之衍生工具會按相關對沖項目之相同基準列賬。作對沖用途之衍生工具包括掉期、遠期及期貨。

利率掉期合約亦可會用作改變金融工具之利率特性。要符合改變利率特性之要求，該衍生工具合約金額及利率風險，須與指定之單一或一籃子資產或負債組合掛鈎，以達致既定風險管理目標。此等利率掉期合約之有關收支，均以應計基準誌入「利息收入」及「利息支出」項內。

4. **Principal accounting policies** *continued*

(k) Off-balance sheet financial instruments *continued*

Assets, including gains, resulting from off-balance sheet exchange rate, interest rate and equities contracts which are marked-to-market are included in "Other assets". Liabilities, including losses, resulting from such contracts, are included in "Other liabilities".

(ii) Non-dealing transactions

Non-dealing transactions are derivatives which are held for hedging purposes as part of the Group's risk management strategy against assets, liabilities, positions or cash flows measured on an accruals basis. Non-dealing transactions include qualifying hedges and positions that synthetically alter the characteristics of specified financial instruments.

Non-dealing transactions are accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any profit or loss arising is recognised on the same basis as that arising from the related assets, liabilities or positions.

To qualify as a hedge, a derivative must effectively reduce the price or interest rate risk of the asset, liability or anticipated transaction to which it is linked and be designated as a hedge at inception of the derivative contract. Accordingly, changes in the market value of the derivative must be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedged contract. If these criteria are met, the derivative is accounted for on the same basis as the underlying hedged item. Derivatives used for hedging purposes include swaps, forwards and futures.

Interest rate derivatives are also used to alter synthetically the interest rate characteristics of financial instruments. In order to qualify for synthetic alteration, a derivative instrument must be linked to specific individual or pools of similar assets or liabilities by the notional principal and interest rate risks of the associated instruments, and must achieve a result that is consistent with defined risk management objectives. Interest rate derivatives for synthetic alteration are accounted for on an accruals basis with the relative income and expense accounted for as "Interest income" and "Interest expense" respectively.

4. 主要會計政策 *續*

(子) 資產負債表外之金融工具 *續*

出售或終止未到期之非買賣用途合約所產生之損益，按原來合約剩餘期間攤銷。當有關之資產、負債或持盤出售或終止時，該等合約即改為以市值列賬，而產生之損益則即時誌入損益賬內。

若衍生工具在訂立合約時不符合對冲條件或改變利率特性之要求，將按其市值列賬，而有關損益則列入「買賣溢利」項內。

(丑) 長期保險業務

本集團確認長期保險業務權益之估值，是審慎評估現時生效之長期保險業務未來將產生之盈利之折現值，並考慮近期經驗及一般經濟情況，及有關長期保險基金內之保留盈餘。此等估值會於每年諮詢獨立精算師後予以釐定。長期保險業務權益估值之變動乃按本集團於長期保險業務權益之投資，在損益結算表之「應佔聯營公司之溢利」或「其他營業收入」項內呈列。照應保單持有人權益之長期保險業務資產及負債已在「其他資產」及「其他負債」項內確認。

(寅) 有關連人士

就此賬項目而言，有關連人士乃指本集團能直接或間接對其財務及營運決策作出控制或重大影響，反之亦然，又或本集團與其均受同一方面之控制或重大影響。有關連人士包括個人及其他個體。

(卯) 按類分析

按類分析資料以業務類別及地理區域列示。由於按業務類別分析所得資料較適用於本集團之營運及財務決策，故被選定為主要按類分析。

4. Principal accounting policies *continued*

(k) Off-balance sheet financial instruments *continued*

Any gain or loss on termination of non-dealing derivatives is deferred and amortised to the profit and loss account over the original life of the terminated contract. Where the underlying asset, liability or position is sold or terminated, the non-dealing derivative is immediately marked-to-market through the profit and loss account.

Derivatives that do not qualify as hedges or synthetic alterations at inception are marked-to-market through the profit and loss account, with gains and losses included in "Dealing profits".

(l) Long-term assurance business

The value placed on the Group's interest in long-term assurance business includes a prudent valuation of the discounted future earnings expected to emerge from business currently in force, taking into account factors such as recent experience and general economic conditions, together with the surplus retained in the long-term assurance funds. These are determined annually in consultation with independent actuaries. Changes in the Group's value of long-term assurance business are reported in the profit and loss account either as "Share of profit of associated companies" or "Other operating income" depending on the Group's interest in the entity operating the long-term assurance business. Long-term assurance assets and liabilities attributable to policyholders are recognised in the Group's accounts in "Other assets" and "Other liabilities" respectively.

(m) Related parties

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(n) Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business segment information, which is more relevant to the Group in making operating and financial decisions, is chosen as the primary reporting format.

5. 營業溢利 / 5. Operating profit

本年度營業溢利已計算下列各項目：

The operating profit for the year is stated after taking account of:

(甲) 利息收入 / *(a) Interest income*

		2002	2001
上市證券利息收入	Interest income on listed investments	**706**	582
非上市證券利息收入	Interest income on unlisted investments	**2,217**	2,731
其他利息收入	Other interest income	**12,037**	21,196
		14,960	24,509

(乙) 利息支出 / *(b) Interest expense*

		2002	2001
五年後到期之已發行債券之利息支出	Interest expense on debt securities in issue maturing after five years	**43**	35
其他利息支出	Other interest expense	**4,112**	12,814
		4,155	12,849

(丙) 其他營業收入 / *(c) Other operating income*

		2002	2001
股息收入	Dividend income		
• 上市證券投資	• listed investments	**82**	86
• 非上市證券投資	• unlisted investments	**17**	7
		99	93
服務費及佣金	Fees and commissions		
• 證券經紀及有關服務	• securities/stockbroking	**244**	220
• 零售投資基金	• retail investment funds	**700**	370
• 保險	• insurance	**343**	424
• 賬戶服務	• account services	**255**	280
• 滙款	• remittance	**128**	123
• 信用卡	• cards	**598**	633
• 信貸便利	• credit facilities	**270**	305
• 入口／出口押滙	• import/export	**217**	214
• 其他	• other	**147**	127
服務費及佣金收入	Fees and commissions receivable	**2,902**	2,696
服務費及佣金支出	Fees and commissions payable	**(297)**	(288)
		2,605	2,408
買賣溢利	Dealing profits		
• 外滙	• foreign exchange	**604**	531
• 證券及其他買賣活動	• securities and other trading activities	**16**	(1)
		620	530
保險承保業務	Insurance underwriting	**333**	226
投資物業之租金收入	Rental income from investment properties	**225**	245
其他	Other	**400**	445
		4,282	3,947

5. 營業溢利 續 / 5. Operating profit *continued*

(丁) 營業支出 / *(d) Operating expenses*

		2002	2001
人事費用	Staff costs		
◦ 薪金及其他人事費用	◦ salaries and other costs	**1,867**	1,834
◦ 退休福利計劃支出：	◦ retirement benefit costs:		
– 公積金福利計劃 *(附註35(乙))*	– defined contribution schemes *(note35(b))*	**18**	14
– 界定利益福利計劃 *(附註35(甲)(三))*	– defined benefit schemes *(note35(a)(iii))*	**174**	420
		2,059	2,268
折舊 *(附註22(甲))*	Depreciation *(note22(a))*	**352**	386
房地產及設備費用	Premises and equipment		
◦ 租金支出	◦ rental expenses	**171**	164
◦ 其他	◦ other	**641**	703
		812	867
其他經營費用	Other operating expenses	**609**	583
		3,832	4,104

(戊) 呆壞賬準備 / *(e) Provisions for bad and doubtful debts*

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
呆壞賬準備淨額支取／(撥回)	Net charge/(release) for bad and doubtful debts				
客戶貸款 *(附註15(丙))*	Advances to customers *(note15(c))*				
特殊準備	Specific provisions				
◦ 新提撥	◦ new provisions	**1,231**	1,135	**975**	742
◦ 撥回	◦ releases	**(285)**	(597)	**(207)**	(337)
◦ 收回已撇除賬項	◦ recoveries	**(45)**	(114)	**(25)**	(101)
		901	424	**743**	304
一般準備	General provisions	**(330)**	–	**(171)**	18
支取損益賬淨額	Net charge to profit and loss account	**571**	424	**572**	322

(己) 本行五位最高薪酬人士之酬金 / *(f) The emoluments of the five highest paid individuals*

(一) 酬金總額 / (i) The aggregate emoluments

		2002	2001
薪津及實物收益	Salaries, allowances and benefits in kind	**25**	24
為退休金計劃所作之供款	Pension contributions	**2**	2
特別花紅	Discretionary bonus	**–**	1
		27	27

5. 營業溢利 *續*

(己) 本行五位最高薪酬人士之酬金 *續*

(二) 五位最高薪酬人士之酬金包括在下列範圍內：

5. Operating profit *continued*

(f) The emoluments of the five highest paid individuals *continued*

(ii) The numbers of the five highest paid individuals whose emoluments fell within the following bands were:

港元	HK$	**2002 人數 Number of Individuals**	2001 人數 Number of Individuals
3,500,001 - 4,000,000	3,500,001 - 4,000,000	**1**	1
4,000,001 - 4,500,000	4,000,001 - 4,500,000	**1**	–
4,500,001 - 5,000,000	4,500,001 - 5,000,000	**–**	2
5,000,001 - 5,500,000	5,000,001 - 5,500,000	**1**	–
5,500,001 - 6,000,000	5,500,001 - 6,000,000	**1**	1
7,500,001 - 8,000,000	7,500,001 - 8,000,000	**1**	–
8,000,001 - 8,500,000	8,000,001 - 8,500,000	**–**	1
		5	5

五位最高薪酬人士中包括三位董事(二零零一年：三位)。該等董事之董事酬金已包括於下列(庚)項內。

Included in the emoluments of the five highest paid individuals were the emoluments of three (2001: three) Directors. Their respective directors' emoluments have been included in (g) below.

(庚) 董事酬金

根據香港公司條例第161節計算，本行董事酬金總額如下：

(g) Directors' emoluments

The aggregate emoluments of the Directors of the Bank calculated in accordance with section 161 of the Hong Kong Companies Ordinance were:

		2002	2001
董事袍金	Fees	**1**	1
薪津及實物收益	Salaries, allowances and benefits in kind	**16**	16
為退休金計劃所作之供款	Pension and pension contributions	**4**	4
特別花紅	Discretionary bonus	**–**	1
		21	22

上述酬金已包括滙豐控股有限公司之有限制股份計劃下給予董事的股份估值。此獎勵詳情於董事會報告書之「認股權計劃」中披露。

The above emoluments also included the estimated value of restricted shares vested to a Director under the HSBC Holdings plc Restricted Share Plan. The details of this award are disclosed under the paragraph share option scheme in the directors' report.

5. 營業溢利 *續* / **5. Operating profit** *continued*

(庚) 董事酬金 *續* / ***(g) Directors' emoluments*** *continued*

董事酬金在下列範圍內之人數如下:

The numbers of Directors whose emoluments fell within the following bands were:

		2002 董事人數 Number of Directors	2001 董事人數 Number of Directors
港元	HK$		
0 - 1,000,000	0 - 1,000,000	**17**	17
1,000,001 - 1,500,000	1,000,001 - 1,500,000	**1**	1
4,000,001 - 4,500,000	4,000,001 - 4,500,000	**1**	–
4,500,001 - 5,000,000	4,500,001 - 5,000,000	**–**	1
5,000,001 - 5,500,000	5,000,001 - 5,500,000	**1**	–
5,500,001 - 6,000,000	5,500,001 - 6,000,000	**–**	1
7,500,001 - 8,000,000	7,500,001 - 8,000,000	**1**	–
8,000,001 - 8,500,000	8,000,001 - 8,500,000	**–**	1
		21	21

(辛) 核數師費用為港幣八百萬元(二零零一年:港幣八百萬元),其中港幣六百萬元(二零零一年:港幣六百萬元)乃屬銀行之費用。

(h) Auditors' remuneration amounted to HK$8 million (2001: HK$8 million), of which HK$6 million (2001: HK$6 million) related to the Bank.

6. 有形固定資產及長期投資之溢利 / **6. Profit on tangible fixed assets and long-term investments**

		2002	2001
出售長期股票投資之溢利	Profit on disposal of long-term equity investments		
◦ 實現已於一月一日重估儲備確認之數額	◦ realisation of amounts previously recognised in revaluation reserves at 1 January	**528**	365
◦ 本年度之虧損	◦ loss arising in current year	**(105)**	(86)
		423	279
出售持至期滿債務證券之溢利減虧損	Profit less loss on disposal of held-to-maturity debt securities	**46**	120
出售有形固定資產之溢利減虧損	Profit less loss on disposal of tangible fixed assets	**1**	5
長期投資減值準備	Provision for impairment of long-term investments	**(9)**	(11)
		461	393

7. 稅項

7. Taxation

(甲) 綜合損益結算表內之稅項組成如下：

(a) Taxation in the consolidated profit and loss account represents:

		2002	2001
香港利得稅準備	Provision for Hong Kong profits tax	**1,228**	1,407
香港以外之稅項	Taxation outside Hong Kong	**6**	6
遞延稅項 *(附註24)*	Deferred taxation *(note24)*	**12**	(21)
		1,246	1,392
應佔聯營公司之稅項	Share of associated companies' taxation	**20**	8
提撥稅項合計	Total charge for taxation	**1,266**	1,400

香港利得稅準備乃以截至二零零二年十二月三十一日止之全年估計應課稅溢利按百分之十六稅率計算（此稅率與二零零一年年度相同）。於香港特別行政區以外之附屬公司及分行亦已按其營業所在地區之適當稅率提撥稅項準備。

The provision for Hong Kong profits tax was made at 16% (the same rate as for 2001) based on an estimate of the assessable profits for the year ended 31 December 2002. Similarly, taxation provisions for subsidiary companies and branches outside the Hong Kong SAR were made at the appropriate rates of taxation prevailing in the countries in which they operate.

(乙) 資產負債表中「其他資產」(附註23)或「其他負債」(附註27)之稅項組成如下：

(b) Taxation in the balance sheets which is included in "Other assets" (note 23) or "Other liabilities" (note 27) represents:

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
「其他資產」內已包括：	Including in "Other assets" :				
可收回之本期稅項	Current taxation recoverable	**3**	1	**–**	–
遞延稅項 *(附註23及24)*	Deferred taxation *(notes23 & 24)*	**21**	34	**21**	34
		24	35	**21**	34
「其他負債」內已包括：	Including in "Other liabilities" :				
香港利得稅準備 *(附註27)*	Provision for Hong Kong profits tax *(note 27)*	**229**	481	**180**	450
香港以外之稅項準備 *(附註27)*	Provision for taxation outside Hong Kong *(note 27)*	**20**	19	**17**	17
遞延稅項 *(附註24及27)*	Deferred taxation *(notes 24 & 27)*	**104**	–	**–**	–
		353	500	**197**	467

8. 本行股東應得之溢利
8. Profit attributable to shareholders

本行股東應得之溢利中計有港幣八十八億八千五百萬元（二零零一年：港幣八十四億五千九百萬元）已於銀行之賬項內出賬。

Of the profit attributable to shareholders, HK$8,885 million (2001: HK$8,459 million) has been dealt with in the accounts of the Bank.

本年度銀行溢利與上述金額對賬表：

Reconciliation of the above amount to the Bank's profit for the year:

		2002	2001
本行股東應得之溢利已於銀行賬項內出賬	Amount of consolidated profit attributable to shareholders *dealt with in the Bank's accounts*	**8,885**	8,459
附屬公司於年內批准及派發之來自保留溢利中期股息	Interim dividends from subsidiary companies attributable to retained profits approved and paid during the year	**2,413**	1,521
本年度之銀行溢利 *(附註29)*	The Bank's profit for the year *(note29)*	**11,298**	9,980

9. 每股股息
9. Dividends per share

(甲) 本年度應得之股息
(a) Dividends attributable to the year

		2002		2001	
		每股港幣 per share HK$	港幣百萬元 HK$ million	每股港幣 per share HK$	港幣百萬元 HK$ million
第一次中期	First interim	**2.10**	**4,015**	2.10	4,015
第二次中期	Second interim	**2.80**	**5,353**	2.80	5,353
特別中期	Special interim	**0.50**	**956**	–	–
		5.40	**10,324**	4.90	9,368

(乙) 去年批准及於年內派發之股息：

(b) Dividends attributable to the previous year, approved and paid during the year :

		2002	2001
去年批准及於年內派發之第二次中期股息為每股港幣二元八角（二零零一年：每股港幣二元八角）	Second interim dividend in respect of the previous year, approved and paid during the year, of HK$2.80 per share (2001: HK$2.80 per share)	**5,353**	5,353

10. 每股盈利
10. Earnings per share

每股盈利乃根據溢利港幣九十九億六千一百萬元（二零零一年全年為港幣一百零一億一千四百萬元）及已發行普通股加權平均數之十九億一千一百八十四萬二千七百三十六股（自二零零一年以來並無變動）計算。

The calculation of earnings per share was based on earnings of HK$9,961 million (HK$10,114 million in 2001) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from 2001).

11. 庫存現金及短期資金 / 11. Cash and short-term funds

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
庫存現金及存放同業及其他金融機構	Cash in hand and balances with banks and other financial institutions	**3,518**	3,729	**3,481**	3,726
短期及一個月內到期之定期存放同業	Money at call and placings with banks maturing within one month	**67,170**	101,293	**34,821**	40,006
庫券	Treasury bills	**7,096**	6,077	**4,512**	3,497
		77,784	111,099	**42,814**	47,229

庫券分析詳列如下:

Treasury bills are analysed as follows:

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
持作買賣用途	Held for dealing purposes				
◦ 公平價值	◦ at fair value	**2,152**	2,571	**2,152**	2,571
持至期滿	Held to maturity				
◦ 攤銷成本	◦ at amortised cost	**4,944**	3,506	**2,360**	926
◦ 公平價值	◦ at fair value	**4,944**	3,511	**2,360**	930
庫券至到期日剩餘期間:	Remaining maturity of treasury bills:				
◦ 三個月內	◦ within three months	**5,777**	3,385	**3,534**	2,100
◦ 三個月以上至一年	◦ one year or less but over three months	**1,319**	2,692	**978**	1,397
		7,096	6,077	**4,512**	3,497

12. 一個月以上之定期存放同業 / 12. Placings with banks maturing after one month

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
至到期日剩餘期間:	Remaining maturity:				
◦ 一個月以上至三個月	◦ three months or less but over one month	**27,996**	29,835	**21,947**	20,689
◦ 三個月以上至一年	◦ one year or less but over three months	**2,923**	13,831	**930**	8,776
		30,919	43,666	**22,877**	29,465

13. 存款證　13. Certificates of deposit

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
至到期日剩餘期間：	Remaining maturity:				
◦ 三個月內但非即時到期	◦ three months or less but not repayable on demand	**1,772**	2,395	**1,604**	1,955
◦ 三個月以上至一年	◦ one year or less but over three months	**7,312**	6,096	**7,035**	5,946
◦ 一年以上至五年	◦ five years or less but over one year	**21,036**	14,705	**21,033**	14,705
◦ 五年以上	◦ over five years	**–**	7	**–**	7
		30,120	23,203	**29,672**	22,613
持作買賣用途	Held for dealing purposes				
◦ 公平價值	◦ at fair value	**165**	45	**160**	45
持至期滿	Held to maturity				
◦ 攤銷成本	◦ at amortised cost	**29,955**	23,158	**29,512**	22,568
◦ 公平價值	◦ at fair value	**30,254**	23,244	**29,811**	22,653

擬持至期滿之存款證於到期日前出售之攤銷成本為港幣三億四千二百萬元（二零零一年：港幣五億八千八百萬元）。出售之溢利為港幣六百萬元（二零零一年：港幣六百萬元）。該等出售佔持至期滿之存款證總額之百分之零點八，並經由資產負債管理委員會批准，以用作調整有關組合之到期日及風險結構。

Certificates of deposit intended to be held to maturity with an amortised cost of HK$342 million (2001: HK$588 million) were disposed of prior to maturity. The related profit recognised amounted to HK$6 million (2001: HK$6 million). Such disposals, representing 0.8% of total held to maturity certificates of deposit were approved by the Asset and Liability Management Committee and were generally made to modify the maturity and risk profile of portfolios.

14. 持作買賣用途之證券　14. Securities held for dealing purposes

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
公平價值	At fair value				
債務證券	Debt securities				
由公共機構發行	Issued by public bodies				
◦ 中央政府及中央銀行	◦ central governments and central banks	**1,105**	1,843	**1,105**	1,843
◦ 其他公共機構	◦ other public sector entities	**49**	135	**8**	135
		1,154	1,978	**1,113**	1,978
由其他機構發行	Issued by other bodies				
◦ 同業及其他金融機構	◦ banks and other financial institutions	**44**	72	**–**	72
◦ 企業	◦ corporate entities	**–**	117	**–**	117
		44	189	**–**	189
持作買賣用途之證券總額	Total securities held for dealing purposes	**1,198**	2,167	**1,113**	2,167

14. 持作買賣用途之證券 續

14. Securities held for dealing purposes *continued*

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
債務證券	Debt securities				
在香港上市	Listed in Hong Kong	**977**	1,794	**977**	1,794
在香港以外地區上市	Listed outside Hong Kong	**16**	–	**–**	–
		993	1,794	**977**	1,794
非上市	Unlisted	**205**	373	**136**	373
		1,198	2,167	**1,113**	2,167
至到期日剩餘期間:	Remaining maturity:				
◦ 三個月內但非即時到期	◦ three months or less but not repayable on demand	**97**	662	**76**	662
◦ 三個月以上至一年	◦ one year or less but over three months	**90**	920	**30**	920
◦ 一年以上至五年	◦ five years or less but over one year	**890**	516	**886**	516
◦ 五年以上	◦ over five years	**121**	69	**121**	69
		1,198	2,167	**1,113**	2,167

持作買賣用途之債務證券按剩餘年期至到期日之分析披露乃遵照香港金融管理局發出之監管政策手冊內有關「本地註冊認可機構披露財務資料」要求。此等披露,並不表示該等證券將會持至到期日。

The analysis of debt securities held for dealing purposes by remaining period to maturity is disclosed in order to comply with the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. The disclosure does not imply that the securities will be held to maturity.

上述持作買賣用途之債務證券,並不包括庫券及存款證,而該等證券已分別列於資產負債表之有關項目內。

Debt securities held for dealing purposes exclude treasury bills and certificates of deposit which are included under the respective headings in the balance sheet.

15. 客戶貸款

15. Advances to customers

(甲) 客戶貸款

(a) Advances to customers

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
客戶貸款總額 *(附註15(壬))*	Gross advances to customers *(note15(i))*	**227,475**	225,926	**160,277**	148,625
特殊準備 *(附註15(丙)及(丁))*	Specific provisions *(notes15(c) & (d))*	**(1,805)**	(2,052)	**(1,409)**	(1,570)
一般準備 *(附註15(丙))*	General provisions *(note15(c))*	**(1,108)**	(1,438)	**(783)**	(954)
		224,562	222,436	**158,085**	146,101

15. 客戶貸款 續 15. Advances to customers *continued*

(甲) 客戶貸款 續 (a) Advances to customers *continued*

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
至到期日剩餘期間:	Remaining maturity:				
◦ 即期償還	◦ repayable on demand	**11,983**	12,062	**11,922**	12,014
◦ 三個月內但非即期償還	◦ three months or less but not repayable on demand	**18,128**	13,213	**16,188**	11,215
◦ 三個月以上至一年	◦ one year or less but over three months	**21,243**	24,815	**16,714**	19,781
◦ 一年以上至五年	◦ five years or less but over one year	**84,466**	82,065	**62,056**	56,968
◦ 五年以上	◦ over five years	**84,273**	86,789	**47,726**	43,646
◦ 已逾期一個月以上	◦ overdue for more than one month	**1,301**	808	**872**	503
◦ 呆壞賬	◦ non-performing advances	**6,081**	6,174	**4,799**	4,498
客戶貸款總額	Gross advances to customers	**227,475**	225,926	**160,277**	148,625
呆壞賬準備 *(附註15(丙))*	Provisions for bad and doubtful debts *(note15(c))*	**(2,913)**	(3,490)	**(2,192)**	(2,524)
		224,562	222,436	**158,085**	146,101
客戶貸款內已包括:	Included in advances to customers are:				
◦ 貿易票據	◦ trade bills	**2,180**	1,882	**2,180**	1,882
◦ 呆壞賬準備	◦ provisions for bad and doubtful debts	**(78)**	(61)	**(78)**	(61)
		2,102	1,821	**2,102**	1,821

上述期限分類乃按照香港金融管理局發出之監管政策手冊內「本地註冊認可機構披露財務資料」要求之期限分類劃分。根據該建議,不同還款額或不同還款期償還之資產,應申報該資產中實際逾期的部份作已逾期貸款。其他未到期之部份仍應根據剩餘期限申報,如貸款償還情況出現問題,則需全數列為已逾期。此項按期限分類已逾期之客戶貸款之分析與附註15(己)參照香港金融管理局之建議說明,即使貸款中有部份貸款尚未到期,整筆貸款仍應列作逾期之表列原則有所不同。

The above maturity classifications have been prepared in accordance with the maturity classifications contained in the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. In accordance with the module, in the case of an advance which is repayable by different payments or instalments, only that portion of the advance which is actually overdue is reported as overdue. Any part of the advance which is not yet due is reported according to its residual maturity unless the repayment of the advance is in doubt, in which case the whole amount is reported as overdue. This classification of overdue advances to customers for maturity profile purposes is different from the analysis disclosed in note 15(f) for which the Hong Kong Monetary Authority's module states that if part of an advance is overdue, the whole amount of the advance should be disclosed as overdue.

(乙) 總準備對客戶貸款比率 (b) Total provisions against gross advances to customers

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
		%	%	%	%
特殊準備	Specific provisions	**0.79**	0.91	**0.88**	1.06
一般準備	General provisions	**0.49**	0.64	**0.49**	0.64
準備總額	Total provisions	**1.28**	1.55	**1.37**	1.70

15. 客戶貸款 *續*

(丙) 客戶貸款呆壞賬準備

15. Advances to customers *continued*

(c) Provisions against advances to customers

		集團 Group			
		特殊	一般	合計	懸欠利息
二零零二年	**2002**	Specific	General	Total	Suspended interest
二零零二年一月一日結餘	At 1 January 2002	**2,052**	**1,438**	**3,490**	**509**
年內撇除	Amounts written off	**(1,193)**	**–**	**(1,193)**	**(182)**
收回往年已撇除之貸款	Recoveries of advances written off in previous years	**45**	**–**	**45**	**–**
新增準備支取損益賬 *(附註5(戊))*	New provisions charge to profit and loss account *(note5(e))*	**1,231**	**–**	**1,231**	**–**
撥回損益賬之準備 *(附註5(戊))*	Provisions release to profit and loss account *(note5(e))*	**(330)**	**(330)**	**(660)**	**–**
年內懸欠利息	Interest suspended during the year	**–**	**–**	**–**	**150**
收回懸欠利息	Suspended interest recovered	**–**	**–**	**–**	**(73)**
二零零二年十二月三十一日結餘 *(附註15(甲))*	At 31 December 2002 *(note15(a))*	**1,805**	**1,108**	**2,913**	**404**

		銀行 Bank			
		特殊	一般	合計	懸欠利息
		Specific	General	Total	Suspended interest
二零零二年一月一日結餘	At 1 January 2002	**1,570**	**954**	**2,524**	**400**
年內撇除	Amounts written off	**(929)**	**–**	**(929)**	**(120)**
收回往年已撇除之貸款	Recoveries of advances written off in previous years	**25**	**–**	**25**	**–**
新增準備支取損益賬 *(附註5(戊))*	New provisions charge to profit and loss account *(note5(e))*	**975**	**–**	**975**	**–**
撥回損益賬之準備 *(附註5(戊))*	Provisions release to profit and loss account *(note5(e))*	**(232)**	**(171)**	**(403)**	**–**
年內懸欠利息	Interest suspended during the year	**–**	**–**	**–**	**107**
收回懸欠利息	Suspended interest recovered	**–**	**–**	**–**	**(61)**
二零零二年十二月三十一日結餘 *(附註15(甲))*	At 31 December 2002 *(note15(a))*	**1,409**	**783**	**2,192**	**326**

15. 客戶貸款 續 **15. Advances to customers** *continued*

(丙) 客戶貸款呆壞賬準備 續 ***(c) Provisions against advances to customers*** *continued*

二零零一年	2001	集團 Group 特殊 Specific	一般 General	合計 Total	懸欠利息 Suspended interest
二零零一年一月一日結餘	At 1 January 2001	3,017	1,438	4,455	801
年內撇除	Amounts written off	(1,503)	–	(1,503)	(534)
收回往年已撇除之貸款	Recoveries of advances written off in previous years	114	–	114	–
新增準備支取損益賬 *(附註5(戊))*	New provisions charge to profit and loss account *(note5(e))*	1,135	–	1,135	–
撥回損益賬之準備 *(附註5(戊))*	Provisions release to profit and loss account *(note5(e))*	(711)	–	(711)	–
年內懸欠利息	Interest suspended during the year	–	–	–	301
收回懸欠利息	Suspended interest recovered	–	–	–	(59)
二零零一年十二月三十一日結餘 *(附註15(甲))*	At 31 December 2001 *(note15(a))*	2,052	1,438	3,490	509

		銀行 Bank 特殊 Specific	一般 General	合計 Total	懸欠利息 Suspended interest
二零零一年一月一日結餘	At 1 January 2001	2,246	936	3,182	575
年內撇除	Amounts written off	(1,081)	–	(1,081)	(356)
收回往年已撇除之貸款	Recoveries of advances written off in previous years	101	–	101	–
新增準備支取損益賬 *(附註5(戊))*	New provisions charge to profit and loss account *(note5(e))*	742	18	760	–
撥回損益賬之準備 *(附註5(戊))*	Provisions release to profit and loss account *(note5(e))*	(438)	–	(438)	–
年內懸欠利息	Interest suspended during the year	–	–	–	207
收回懸欠利息	Suspended interest recovered	–	–	–	(26)
二零零一年十二月三十一日結餘 *(附註15(甲))*	At 31 December 2001 *(note15(a))*	1,570	954	2,524	400

上述懸欠利息包括已於「客戶貸款」(附註15(甲))及「預付及應計收益」(附註23)賬項下之應收利息賬項內所扣除之金額。

Suspended interest comprises both suspended interest netted against "Advances to customers" (note15(a)) and suspended interest netted against accrued interest receivable in " Prepayments and accrued income" (note23).

15. 客戶貸款 續

(丁) 客戶貸款之呆壞賬及準備

利息已作懸欠處理或已停止累計利息之客戶貸款呆壞賬詳列如下:

15. Advances to customers *continued*

(d) Non-performing advances to customers and provisions

Non-performing advances to customers on which interest has been placed in suspense or on which interest accrual has ceased are as follows:

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
呆壞賬總額	Gross non-performing advances on which interest				
∘ 利息已作懸欠處理	∘ has been placed in suspense	**5,767**	6,084	**4,480**	4,401
∘ 已停止累計其利息	∘ accrual has ceased	**429**	251	**429**	248
		6,196	6,335	**4,909**	4,649
懸欠利息	Suspended interest	**(115)**	(161)	**(110)**	(151)
呆壞賬* *(附註15(己))*	Gross non-performing advances* *(note15(f))*	**6,081**	6,174	**4,799**	4,498
特殊準備 *(附註15(甲))*	Specific provisions *(note15(a))*	**(1,805)**	(2,052)	**(1,409)**	(1,570)
呆壞賬淨額	Net non-performing advances	**4,276**	4,122	**3,390**	2,928
特殊準備對呆壞賬*比率	Specific provisions as a percentage of gross non-performing advances*	**29.7%**	33.2%	**29.4%**	34.9%
呆壞賬*對總客戶貸款比率	Gross non-performing advances* as a percentage of gross advances to customers	**2.7%**	2.7%	**3.0%**	3.0%

**已扣除懸欠利息列示。*

** Stated after deduction of interest in suspense.*

客戶貸款呆壞賬乃指未必能全部償還本金或利息之貸款,而當此情況明顯出現時即被列作呆壞賬處理。呆壞賬亦包括逾期未超逾三個月但被視為無法全數償還之客戶貸款。除若干特殊情況外,所有本金或利息逾期三個月以上未償還之貸款,均作為呆壞賬處理。為呆壞賬提撥特殊準備金乃根據上述列於附註4(丙)(二)項內之會計政策提撥。

Non-performing advances to customers are those advances where full repayment of principal or interest is considered unlikely and are so classified as soon as such a situation becomes apparent. Non-performing advances may include advances that are not yet overdue for more than three months but are considered doubtful. Except in certain limited circumstances, all advances on which principal or interest is overdue for more than three months are classified as non-performing. Specific provisions in respect of non-performing advances are made in accordance with the accounting policy set out in note4(c)(ii) above.

15. 客戶貸款 續 / 15. Advances to customers *continued*

(戊) 收回之資產 / *(e) Repossessed assets*

已收回抵押品之呆壞賬淨額(已扣除懸欠利息和特殊準備)及其相關抵押資產之價值如下:

Net non-performing advances (after deduction of interest in suspense and specific provisions) with repossessed assets and the valuation of the related repossessed assets are as follows :

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
呆壞賬淨額	Net non-performing advances	**638**	853	**235**	260
收回之抵押資產	Repossessed collateral assets	**638**	853	**235**	260

(己) 已逾期之客戶貸款 / *(f) Overdue advances to customers*

已逾期三個月以上之客戶貸款及其對總客戶貸款之比率如下:

The amounts of advances to customers which are overdue for more than three months and their expression as a percentage of gross advances to customers are as follows:

二零零二年	**2002**	集團 Group		銀行 Bank	
			%		%
總客戶貸款*之本金或利息已逾期:	Gross advances to customers* which have been overdue with respect to either principal or interest for periods of:				
◦ 三個月以上至六個月	◦ six months or less but over three months	**934**	**0.4**	**428**	**0.3**
◦ 六個月以上至一年	◦ one year or less but over six months	**1,097**	**0.5**	**742**	**0.4**
◦ 一年以上	◦ over one year	**2,734**	**1.2**	**2,238**	**1.4**
		4,765	**2.1**	**3,408**	**2.1**
已逾期之客戶貸款(如上)	Overdue advances to customers (as above)	**4,765**	**2.1**	**3,408**	**2.1**
減:利息仍作累計處理之逾期客戶貸款	Less: overdue advances on which interest is still being accrued	**(1,131)**	**(0.5)**	**(685)**	**(0.4)**
加:逾期三個月或以下或未逾期,但利息已作懸欠處理之客戶貸款	Add: advances overdue for periods of three months or less, or which are not yet overdue, and on which interest has been placed in suspense				
◦ 列入重整客戶貸款	◦ included in rescheduled advances	**1,814**	**0.8**	**1,618**	**1.0**
◦ 其他	◦ other	**633**	**0.3**	**458**	**0.3**
呆壞賬 *(附註15(丁))*	Gross non-performing advances *(note15(d))*	**6,081**	**2.7**	**4,799**	**3.0**

**已扣除懸欠利息列示。*

** Stated after deduction of interest in suspense.*

15. 客戶貸款 續
(己) 已逾期之客戶貸款 續

15. Advances to customers *continued*
(f) Overdue advances to customers *continued*

二零零一年	2001	集團 Group	%	銀行 Bank	%
總客戶貸款*之本金或利息已逾期:	Gross advances to customers* which have been overdue with respect to either principal or interest for periods of:				
◦ 三個月以上至六個月	◦ six months or less but over three months	1,338	0.6	825	0.6
◦ 六個月以上至一年	◦ one year or less but over six months	894	0.4	496	0.3
◦ 一年以上	◦ over one year	3,203	1.4	2,557	1.7
		5,435	2.4	3,878	2.6
已逾期之客戶貸款(如上)	Overdue advances to customers (as above)	5,435	2.4	3,878	2.6
減:利息仍作累計處理之逾期客戶貸款	Less: overdue advances on which interest is still being accrued	(622)	(0.3)	(302)	(0.2)
加:逾期三個月或以下或未逾期,但利息已作懸欠處理之客戶貸款	Add: advances overdue for periods of three months or less, or which are not yet overdue, and on which interest has been placed in suspense				
◦ 列入重整客戶貸款	◦ included in rescheduled advances	484	0.2	175	0.1
◦ 其他	◦ other	877	0.4	747	0.5
呆壞賬 *(附註15(丁))*	Gross non-performing advances *(note15(d))*	6,174	2.7	4,498	3.0

**已扣除懸欠利息列示。*

** Stated after deduction of interest in suspense.*

有明確到期日之貸款,若其本金或利息已逾期,並於年結日仍未償還,則列作逾期處理。定期分期償還之貸款,若其中一次還款逾期,而於年結日仍未償還,則列作逾期處理。即期償還之貸款,若已向借款人送達還款通知,但借款人未按指示還款,或貸款已超出借款人獲通知的批准限額,而此情況持續超過上述逾期期限,亦列作逾期處理。

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the year-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the year-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

15. 客戶貸款 *續*

15. Advances to customers *continued*

(庚) 重整之客戶貸款

重整之客戶貸款及其對總客戶貸款*之比率如下:

(g) Rescheduled advances to customers

The amount of rescheduled advances and its expression as a percentage of gross advances to customers* are as follows:

		集團 Group		銀行 Bank	
			%		%
二零零二年	**2002**	**1,831**	**0.8**	**1,636**	**1.0**
二零零一年	2001	512	0.2	203	0.1

*已扣除懸欠利息列示。

* *Stated after deduction of interest in suspense.*

重整之客戶貸款乃因客戶財政困難而無能力如期還款，而經雙方同意重整還款計劃之貸款。

Rescheduled advances are those advances which have been restructured or renegotiated because of the deterioration in the financial position of the borrower, leading to an inability to meet the original repayment schedule.

列出之重整客戶貸款並不包括重整還款計劃後，仍逾期三個月以上之客戶貸款，該等貸款已包括於上述附註15(己)項內。

Rescheduled advances to customers are stated net of any advances that have subsequently become overdue for over three months and are included in overdue advances to customers set out in note15(f) above.

(辛) 客戶貸款之地區分類分析

客戶貸款之地區分類乃依照客戶所在之地區，經計及風險轉移之因素後而劃定。在一般情況下，若貸款之擔保人所在地有異於該客戶，則風險轉移至擔保人之所在地區。截至二零零二年十二月三十一日，本行之客戶貸款及有關之呆壞賬與逾期貸款超逾百分之九十均劃分為香港地區貸款（與二零零一年十二月三十一日相同）。

(h) Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party in an area which is different from that of the counterparty. At 31 December 2002, over 90 per cent of the Group's and the Bank's advances to customers and the related non-performing advances and overdue advances were classified under the area of Hong Kong (unchanged from positions at 31 December 2001).

15. 客戶貸款 續

15. Advances to customers *continued*

(壬) 客戶貸款之行業分類

(i) Gross advances to customers by industry sector

按照香港金融管理局之行業分類及定義之總客戶貸款(已扣除懸欠利息)分析詳列如下:

The analysis of gross advances to customers (after deduction of interest in suspense) by industry sector based on categories and definitions used by the Hong Kong Monetary Authority is as follows:

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
在香港使用之貸款	Gross advances to customers for use in Hong Kong				
工業、商業及金融業	Industrial, commercial and financial sectors				
∘ 物業發展	∘ property development	**19,300**	20,237	**18,647**	19,583
∘ 物業投資	∘ property investment	**31,507**	29,403	**27,736**	24,931
∘ 金融企業	∘ financial concerns	**2,071**	1,991	**2,051**	1,914
∘ 股票經紀	∘ stockbrokers	**219**	115	**219**	115
∘ 批發及零售業	∘ wholesale and retail trade	**3,941**	3,737	**3,870**	3,666
∘ 製造業	∘ manufacturing	**2,037**	1,683	**1,994**	1,620
∘ 運輸及運輸設備	∘ transport and transport equipment	**9,238**	9,687	**2,982**	3,337
∘ 其他	∘ other	**19,521**	17,109	**18,343**	16,055
		87,834	83,962	**75,842**	71,221
個人	Individuals				
∘ 購買「居者有其屋計劃」、「私人參建居屋計劃」及「租者置其屋計劃」之住宅按揭貸款	∘ advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**35,050**	39,295	**1,273**	1,450
∘ 購買其他住宅物業之按揭貸款	∘ advances for the purchase of other residential properties	**78,518**	77,537	**57,955**	52,023
∘ 信用卡貸款	∘ credit card advances	**5,578**	5,262	**5,578**	5,262
∘ 其他	∘ other	**6,251**	6,050	**5,670**	5,320
		125,397	128,144	**70,476**	64,055
在香港使用之貸款總額	Total gross advances for use in Hong Kong	**213,231**	212,106	**146,318**	135,276
貿易融資	Trade finance	**9,751**	9,434	**9,751**	9,434
在香港以外使用之貸款	Gross advances for use outside Hong Kong	**4,493**	4,386	**4,208**	3,915
客戶貸款總額 *(附註15(甲))*	Gross advances to customers *(note15(a))*	**227,475**	225,926	**160,277**	148,625

(癸) 融資租賃之投資淨額

(j) Net investments in finance leases

客戶貸款賬內包括具融資租賃性質之租購合約租予客戶之設備投資淨額。租購合約一般為期五至二十年,並附有以象徵式價格購買租賃設備之認購權。租購合約在年底之最低應收租金總額及其現值詳列如下:

Advances to customers include net investments in equipment leased to customers under hire purchase contracts having the characteristics of finance leases. The hire purchase contracts usually run for an initial period of 5 to 20 years, with an option for acquiring the leased asset at nominal value. The total minimum lease payments receivable and their present value at the year end are as follows:

15.客戶貸款 續 / 15. Advances to customers *continued*

(癸)融資租賃之投資淨額 續 / *(j) Net investments in finance leases continued*

		集團 Group		
二零零二年	**2002**	最低應收租金現值 Present value of minimum lease payments receivable	將收取之利息收入 Interest income relating to future periods	最低應收租金總額 Total minimum lease payments receivable
應收項目：	Amounts receivable:			
。一年以下	∘ within one year	**743**	**209**	**952**
。一年以上至五年	∘ after one year but within five years	**2,192**	**631**	**2,823**
。五年以上	∘ after five years	**3,715**	**748**	**4,463**
		6,650	**1,588**	**8,238**
呆壞賬準備	Provisions for bad and doubtful debts	**(25)**		
租購合約之投資淨額	Net investments in hire purchase contracts	**6,625**		
二零零一年	2001			
應收項目：	Amounts receivable:			
。一年以下	∘ within one year	709	264	973
。一年以上至五年	∘ after one year but within five years	2,269	730	2,999
。五年以上	∘ after five years	3,712	835	4,547
		6,690	1,829	8,519
呆壞賬準備	Provisions for bad and doubtful debts	(56)		
租購合約之投資淨額	Net investments in hire purchase contracts	6,634		

於年結日銀行並無融資租賃(二零零一年:無)。

There were no finance leases maintained by the Bank at the balance sheet date (2001: Nil).

16. 存／欠最終控股公司 / 16. Amounts due from / to ultimate holding company

於年結日並無結存或結欠最終控股公司(二零零一年:無)。

There were no amounts due from or due to ultimate holding company at the balance sheet date (2001: Nil).

17. 存／欠直屬控股公司及同母系附屬公司 / 17. Amounts due from / to immediate holding company and fellow subsidiary companies

結存或結欠直屬控股公司及同母系附屬公司詳列如下：

Details of the balances due from and due to immediate holding company and fellow subsidiary companies are as follows:

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
結存項目：	Amounts due from:				
庫存現金及存放同業及其他金融機構	Cash in hand and balances with banks and other financial institutions	**158**	60	**156**	56
定期存放同業至到期日剩餘期間：	Placings with banks with remaining maturity:				
。一個月內	∘ within one month	**3,392**	3,697	**731**	284
。一個月以上至三個月	∘ three months or less but over one month	**724**	62	**334**	62
。三個月以上至一年	∘ one year or less but over three months	**595**	1,043	**10**	29
。一年以上至五年	∘ five years or less but over one year	**25**	27	**25**	27
		4,736	4,829	**1,100**	402

17. 存 / 欠直屬控股公司及同母系附屬公司 *續*

17. Amounts due from / to immediate holding company and fellow subsidiary companies *continued*

		集團 Group 2002	集團 Group 2001	銀行Bank 2002	銀行Bank 2001
存款證至到期日剩餘期間：	Certificates of deposit with remaining maturity:				
◦ 三個月內但非即時到期	◦ three months or less but not repayable on demand	**217**	352	**211**	352
◦ 三個月以上至一年	◦ one year or less but over three months	**1,030**	772	**1,023**	772
◦ 一年以上至五年	◦ five years or less but over one year	**1,056**	1,991	**1,056**	1,991
		2,303	3,115	**2,290**	3,115
其他資產至到期日剩餘期間：	Other assets with remaining maturity:				
◦ 三個月內	◦ three months or less	**252**	258	**242**	227
◦ 三個月以上至一年	◦ one year or less but over three months	**11**	24	**7**	16
◦ 一年以上至五年	◦ five years or less but over one year	**11**	11	**11**	11
		274	293	**260**	254
		7,471	8,297	**3,806**	3,827
結欠項目：	Amounts due to:				
客戶存款	Customer accounts				
◦ 即時償還	◦ repayable on demand	**–**	–	**–**	–
◦ 有協定存款期或通知期，以餘下存款期計算：	◦ with agreed maturity dates or periods of notice, by remaining maturity:				
– 三個月內但無須即時償還	– three months or less but not repayable on demand	**274**	275	**274**	275
– 三個月以上至一年	– one year or less but over three months	**4**	163	**4**	163
		278	438	**278**	438
同業存款	Deposits from banks				
◦ 即時償還	◦ repayable on demand	**97**	36	**97**	36
◦ 有協定存款期或通知期，以餘下存款期計算：	◦ with agreed maturity dates or periods of notice, by remaining maturity:				
– 三個月內但無須即時償還	– three months or less but not repayable on demand	**973**	414	**973**	401
– 三個月以上至一年	– one year or less but over three months	**–**	13	**–**	13
		1,070	463	**1,070**	450
其他負債至到期日剩餘期間：	Other liabilities with remaining maturity:				
◦ 三個月內	◦ three months or less	**267**	119	**240**	113
◦ 三個月以上至一年	◦ one year or less but over three months	**–**	31	**–**	31
		267	150	**240**	144
		1,615	1,051	**1,588**	1,032

18. 附屬公司欠款 / 18. Amounts due from subsidiary companies

附屬公司欠款詳列如下：

Details of the amounts due from subsidiary companies are as follows:

		2002	2001
定期存放同業至到期日剩餘期間：	Placings with financial institutions with remaining maturity:		
◦ 一個月內	◦ within one month	**59,250**	85,806
◦ 一個月以上至三個月	◦ three months or less but over one month	**58,880**	69,100
◦ 三個月以上至一年	◦ one year or less but over three months	**400**	125
		118,530	155,031
無註明還款期之附屬公司貸款	Loans to subsidiary companies with no repayment term	**2,364**	2,791
其他資產至到期日剩餘期間為三個月內	Other assets with remaining maturity of three months or less	**4,615**	1,423
		125,509	159,245

19. 長期投資 / 19. Long-term investments

(甲) 長期投資 / (a) Long-term investments

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
持至期滿之債務證券 攤銷成本扣除減值準備	Held-to-maturity debt securities at amortised cost less provisions for impairment	**76,854**	39,605	**51,873**	24,987
股票投資之公平價值	Equity investments at fair value	**2,315**	3,657	**2**	3
		79,169	43,262	**51,875**	24,990

(乙) 長期投資之賬面價值 / (b) Carrying value of long-term investments

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
持至期滿之債務證券	Held-to-maturity debt securities				
由公共機構發行	Issued by public bodies				
◦ 中央政府及中央銀行	◦ central governments and central banks	**10,664**	3,324	**7,727**	1,662
◦ 其他公共機構	◦ other public sector entities	**9,219**	6,510	**6,922**	3,975
		19,883	9,834	**14,649**	5,637
由其他機構發行	Issued by other bodies				
◦ 同業及其他金融機構	◦ banks and other financial institutions	**40,011**	15,234	**27,370**	10,819
◦ 企業	◦ corporate entities	**16,960**	14,537	**9,854**	8,531
		56,971	29,771	**37,224**	19,350
		76,854	39,605	**51,873**	24,987
股票投資	Equity investments				
由企業發行	Issued by corporate entities	**2,315**	3,657	**2**	3
		79,169	43,262	**51,875**	24,990

19. 長期投資 *續*

(乙) 長期投資之賬面價值 續

19. Long-term investments *continued*

(b) Carrying value of long-term investments *continued*

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
持至期滿之債務證券	Held-to-maturity debt securities				
在香港上市	Listed in Hong Kong	**2,340**	311	**2,340**	311
在香港以外地區上市	Listed outside Hong Kong	**19,551**	9,762	**467**	–
		21,891	10,073	**2,807**	311
非上市	Unlisted	**54,963**	29,532	**49,066**	24,676
		76,854	39,605	**51,873**	24,987
股票投資	Equity investments				
在香港上市	Listed in Hong Kong	**1,603**	2,848	**–**	–
在香港以外地區上市	Listed outside Hong Kong	**70**	95	**–**	–
		1,673	2,943	**–**	–
非上市	Unlisted	**642**	714	**2**	3
		2,315	3,657	**2**	3
		79,169	43,262	**51,875**	24,990

持至期滿之債務證券以成本值列示，並已計及由購入時起至期滿時止溢價之攤銷及折價之遞增。股票投資以公平價值扣除減值列賬。

Held-to-maturity debt securities are stated at cost, adjusted for the amortisation of premiums and accretion of discounts over the period from the date of purchase to the date of redemption. Equity investments are stated at fair value, less provision for impairment.

(丙) 持至期滿之債務證券之公平價值

(c) Fair value of held-to-maturity debt securities

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
持至期滿之債務證券	Held-to-maturity debt securities				
由公共機構發行	Issued by public bodies				
◦ 中央政府及中央銀行	◦ central governments and central banks	**10,924**	3,401	**7,913**	1,708
◦ 其他公共機構	◦ other public sector entities	**9,645**	6,741	**7,316**	4,173
		20,569	10,142	**15,229**	5,881
由其他機構發行	Issued by other bodies				
◦ 同業及其他金融機構	◦ banks and other financial institutions	**40,213**	15,265	**27,521**	10,834
◦ 企業	◦ corporate entities	**17,241**	14,663	**10,062**	8,622
		57,454	29,928	**37,583**	19,456
		78,023	40,070	**52,812**	25,337

19. 長期投資 續 / 19. Long-term investments *continued*

(丙) 持至期滿之債務證券之公平價值 續 / (c) Fair value of held-to-maturity debt securities *continued*

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
持至期滿之債務證券	Held-to-maturity debt securities				
在香港上市	Listed in Hong Kong	**2,403**	315	**2,402**	315
在香港以外地區上市	Listed outside Hong Kong	**19,777**	9,856	**470**	–
		22,180	10,171	**2,872**	315
非上市	Unlisted	**55,843**	29,899	**49,940**	25,022
		78,023	40,070	**52,812**	25,337

(丁) 持至期滿之債務證券按到期日分析 / (d) Maturity analysis of held-to-maturity debt securities

上述持至期滿之債務證券按到期日分析(即由結算日至合約期滿日之剩餘期間)詳列如下:

The maturity profile of the above held-to-maturity debt securities categorised by the remaining period from the balance sheet date to the contractual maturity date is as follows:

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
至到期日剩餘期間:	Remaining maturity:				
◦ 三個月內但非即時到期	◦ three months or less but not repayable on demand	**14,875**	7,892	**7,731**	4,623
◦ 三個月以上至一年	◦ one year or less but over three months	**8,911**	6,087	**6,727**	3,959
◦ 一年以上至五年	◦ five years or less but over one year	**50,807**	22,930	**35,154**	14,099
◦ 五年以上	◦ over five years	**2,261**	2,696	**2,261**	2,306
		76,854	39,605	**51,873**	24,987

擬持至期滿之債務證券於合約到期日前出售之攤銷成本為港幣四十二億一千一百萬元(二零零一年:港幣四十二億零八百萬元)。出售之溢利為港幣三千四百萬元(二零零一年:港幣一億一千二百萬元)。該等出售佔持至期滿之債務證券總額為百分之三點一(二零零一年:百分之五點三),並經由資產負債管理委員會批准,用作調整有關組合之到期日及風險結構。

Debt securities intended to be held-to-maturity with an amortised cost of HK$4,211 million (2001: HK$4,208 million) were disposed of prior to maturity. The related profit recognised amounted to HK$34 million (2001: HK$112 million). Such disposals, representing 3.1% of total held-to-maturity debt securities (2001: 5.3%), were approved by the Asset and Liability Management Committee, and were generally made to modify the maturity and risk profile of portfolios.

20. 附屬公司投資

本行主要附屬公司如下：

20. Investments in subsidiary companies

The principal subsidiary companies of the Bank are:

公司名稱 Name of company	註冊地區 Place of Incorporation	主要業務 Principal Activities	已發行普通股面值 Issued Equity Capital
恒生財務有限公司 Hang Seng Finance Limited	香港 Hong Kong	接受存款及放款 Deposit-taking and lending	港元 HK$1,000,000,000
恒生存款有限公司 Hang Seng Credit Limited	香港 Hong Kong	接受存款及放款 Deposit-taking and lending	港元 HK$200,000,000
恒生銀行(巴哈馬)有限公司 Hang Seng Bank (Bahamas) Limited	巴哈馬 Bahamas	銀行業務 Banking	美元 US$1,000,000
恒生財務(巴哈馬)有限公司 Hang Seng Finance (Bahamas) Limited	巴哈馬 Bahamas	金融服務 Finance	美元 US$5,000
恒生銀行信託有限公司 Hang Seng Bank (Trustee) Limited	香港 Hong Kong	信託服務 Trustee service	港元 HK$3,000,000
恒生(代理人)有限公司 Hang Seng (Nominee) Limited	香港 Hong Kong	代理人服務 Nominee service	港元 HK$100,000
恒生人壽保險有限公司 Hang Seng Life Limited	香港 Hong Kong	退休基金及人壽保險 Retirement benefits and life assurance	港元 HK$220,000,000
恒生保險有限公司 Hang Seng Insurance Company Limited	香港 Hong Kong	保險業務 General insurance	港元 HK$84,184,570
恒生資產管理(私人)有限公司 Hang Seng Asset Management Pte Ltd	新加坡 Singapore	資金管理 Fund management	新加坡元 SG$2,000,000
恒生投資管理有限公司 Hang Seng Investment Management Limited	香港 Hong Kong	資金管理 Fund management	港元 HK$10,000,000
恒生投資有限公司 Haseba Investment Company Limited	香港 Hong Kong	投資 Investment holding	港元 HK$6,000
恒生證券有限公司 Hang Seng Securities Limited	香港 Hong Kong	證券經紀 Stockbroking	港元 HK$26,000,000
恩年發展有限公司 Yan Nin Development Company Limited	香港 Hong Kong	投資 Investment holding	港元 HK$100,000
恒指服務有限公司 HSI Services Limited	香港 Hong Kong	計算及提供恒生股市指數 Compilation and dissemination of the Hang Seng share index	港元 HK$10,000
恒生物業管理有限公司 Hang Seng Real Estate Management Limited	香港 Hong Kong	物業管理 Property management	港元 HK$10,000

上述各公司均為本行之全資附屬公司(除恒生人壽保險有限公司為本行持有百分之五十股權及控制其董事局組合外)。各附屬公司乃由本行直接持有，惟恒指服務有限公司屬間接持有。各公司之主要經營地區與其註冊地區相同。

All the above companies are wholly-owned subsidiary companies except for Hang Seng Life Limited in which the Bank holds 50% of its shareholding and controls the composition of its board of directors. All subsidiary companies are held directly by the Bank except for HSI Services Limited. The principal places of operation are the same as the places of incorporation.

21. 聯營公司投資 21. Investments in associated companies

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
非上市股票(成本值)	Unlisted shares, at cost	**–**	–	**–**	88
應佔淨資產	Share of net assets	**672**	774	**–**	–

貸予聯營公司之款項為港幣二億零八百萬元(二零零一年:港幣二億零八百萬元)並已列於「客戶貸款」項內*(附註15)*。

Loans to associated companies amounting to HK$208 million (2001: HK$208 million) are included under "Advances to customers" *(note15)*.

主要聯營公司如下:

The principal associated company is:

公司名稱 Name of company	註冊地區 Place of incorporation	主要業務 Principal activitiy	集團佔股本之權益 Group's interest in equity capital	已發行股本 Issued equity capital
Barrowgate Limited	香港 Hong Kong	物業投資 Property investment	24.64%	港元 HK$10,000

恒生人壽保險有限公司原為一聯營公司。由於更改公司章程內之董事局組合,恒生人壽保險有限公司由二零零二年十一月起成為本行之附屬公司。

Hang Seng Life Limited which was an associated company has become a subsidiary of the Bank in November 2002 as the result of a change in its Articles of Association on the composition of its board of directors.

Barrowgate Limited 之權益由銀行一全資附屬公司持有。此聯營公司在本港經營。

The interest in Barrowgate Limited is owned by a subsidiary company of the Bank. The associated company operates in Hong Kong.

22. 有形固定資產 22. Tangible fixed assets

(甲) 有形固定資產 (a) Tangible fixed assets

		集團 Group			
二零零二年	**2002**	行址 Premises	投資物業 Investment properties	設備 Equipment	合計 Total
成本或估值:	Cost or valuation:				
二零零二年一月一日結餘	At 1 January 2002	**7,400**	**3,442**	**2,463**	**13,305**
年內增置	Additions	**–**	**–**	**195**	**195**
年內出售	Disposals	**(1)**	**(10)**	**(71)**	**(82)**
撇除重估行址之累積折舊	Elimination of accumulated depreciation on revalued premises	**(154)**	**–**	**–**	**(154)**
重估減值	Deficit on revaluation				
◦ 支取行址及投資物業重估儲備*(附註29)*	◦ *charged to premises and investment properties revaluation reserves (note29)*	**(409)**	**(270)**	**–**	**(679)**
◦ 支取損益賬	◦ charged to profit and loss account	**(36)**	**–**	**–**	**(36)**
轉賬	Transfers	**(117)**	**117**	**–**	**–**
二零零二年十二月三十一日結餘	At 31 December 2002	**6,683**	**3,279**	**2,587**	**12,549**

22. 有形固定資產 續 / 22. Tangible fixed assets *continued*

(甲) 有形固定資產 續 / (a) Tangible fixed assets *continued*

二零零二年	2002	集團 Group 行址 Premises	投資物業 Investment properties	設備 Equipment	合計 Total
累積折舊：	Accumulated depreciation:				
二零零二年一月一日結餘	At 1 January 2002	–	–	**(1,982)**	**(1,982)**
年內支取 *(附註5(丁))*	Charge for the year *(note 5(d))*	**(154)**	–	**(198)**	**(352)**
出售後撥回	Written back on disposal	–	–	**70**	**70**
撇除重估行址之累積折舊	Elimination of accumulated depreciation on revalued premises	**154**	–	–	**154**
二零零二年十二月三十一日結餘	At 31 December 2002	–	–	**(2,110)**	**(2,110)**
二零零二年十二月三十一日賬面淨值	Net book value at 31 December 2002	**6,683**	**3,279**	**477**	**10,439**
二零零一年十二月三十一日賬面淨值	Net book value at 31 December 2001	7,400	3,442	481	11,323

		銀行 Bank 行址 Premises	投資物業 Investment properties	設備 Equipment	合計 Total
成本或估值：	Cost or valuation:				
二零零二年一月一日結餘	At 1 January 2002	**5,916**	**2,171**	**2,443**	**10,530**
年內增置	Additions	–	–	**194**	**194**
年內出售	Disposals	–	**(8)**	**(72)**	**(80)**
撇除重估行址之累積折舊	Elimination of accumulated depreciation on revalued premises	**(126)**	–	–	**(126)**
重估減值	Deficit on revaluation				
◦ 支取行址及投資物業重估儲備 *(附註29)*	◦ charged to premises and investment properties revaluation reserves *(note29)*	**(362)**	**(175)**	–	**(537)**
◦ 支取損益賬	◦ charged to profit and loss account	–	–	–	–
轉賬	Transfers	**(37)**	**37**	–	–
二零零二年十二月三十一日結餘	At 31 December 2002	**5,391**	**2,025**	**2,565**	**9,981**
累積折舊：	Accumulated depreciation:				
二零零二年一月一日結餘	At 1 January 2002	–	–	**(1,964)**	**(1,964)**
年內支取	Charge for the year	**(126)**	–	**(196)**	**(322)**
出售後撥回	Written back on disposal	–	–	**70**	**70**
撇除重估行址之累積折舊	Elimination of accumulated depreciation on revalued premises	**126**	–	–	**126**
二零零二年十二月三十一日結餘	At 31 December 2002	–	–	**(2,090)**	**(2,090)**
二零零二年十二月三十一日賬面淨值	Net book value at 31 December 2002	**5,391**	**2,025**	**475**	**7,891**
二零零一年十二月三十一日賬面淨值	Net book value at 31 December 2001	5,916	2,171	479	8,566

22. 有形固定資產 *續* / 22. Tangible fixed assets *continued*

*(乙)*行址及投資物業之賬面淨值包括：

(b) *The net book value of premises and investment properties comprises:*

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
租約業權物業	Leaseholds				
香港境內	Held in Hong Kong				
◦ 長期租約（剩餘年數逾五十年）	◦ long leases (over 50 years unexpired)	**3,426**	3,749	**2,270**	2,482
◦ 中期租約（剩餘年數在十至五十年）	◦ medium leases (10 to 50 years unexpired)	**6,465**	7,026	**5,075**	5,538
香港境外	Held outside Hong Kong				
◦ 長期租約（剩餘年數逾五十年）	◦ long leases (over 50 years unexpired)	**4**	4	**4**	4
◦ 中期租約（剩餘年數在十至五十年）	◦ medium leases (10 to 50 years unexpired)	**67**	63	**67**	63
		9,962	10,842	**7,416**	8,087
其中包括	Of which				
行址	Premises	**6,683**	7,400	**5,391**	5,916
投資物業	Investment properties	**3,279**	3,442	**2,025**	2,171
		9,962	10,842	**7,416**	8,087

(丙)於二零零二年九月三十日，本集團之行址及投資物業經由具有專業資格之獨立測量師行卓德測計師行有限公司予以重估，並確定該估值與二零零二年十二月三十一日之估值並無重大之改變。該估值乃由持有香港測量師學會會員資格之估價師評估。重估之基準乃按照行址當時用途之公開市場價值及按投資物業之公開市場價值。

(c) The Group's premises and investment properties were revalued at 30 September 2002 by Chesterton Petty Limited, an independent professional valuer, who also confirmed that there had been no material change in valuations at 31 December 2002. The valuations were carried out by qualified valuers who are members of the Hong Kong Institute of Surveyors. The basis of valuation for premises was open market value for existing use. The basis of valuation for investment properties was open market value.

(丁)行址及投資物業重估減值

(d) Deficit on revaluation of premises and investment properties

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
支取物業重估儲備	Charged to property revaluation reserves				
◦ 行址重估儲備 *(附註29)*	◦ premises revaluation reserve *(note29)*	**(409)**	(209)	**(362)**	(181)
◦ 投資物業重估儲備 *(附註29)*	◦ investment properties revaluation reserve *(note29)*	**(270)**	(211)	**(175)**	(113)
◦ 應佔聯營公司物業之減值 *(附註29)*	◦ share of revaluation deficit of an associated company *(note29)*	**(13)**	(61)	**–**	–
		(692)	(481)	**(537)**	(294)
支取損益賬	Charged to profit and loss account				
◦ 行址	◦ premises	**(36)**	(14)	**–**	(7)

(戊)資產負債表內之全部行址均以估值列賬。如以成本減除累積折舊方式列賬，其賬面淨值則會如下：

(e) The net book value of all premises which have been stated in the balance sheet at valuation would have been as follows had they been stated at cost less accumulated depreciation:

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
十二月三十一日賬面淨值	Net book value at 31 December	**2,773**	2,872	**1,667**	1,718

22. 有形固定資產 續

22. Tangible fixed assets *continued*

*(己)*本集團出租之投資物業乃屬經營租賃。該等租賃之基本年期一般為兩年，部份於到期日後有權選擇重新商討條款及訂定新租約。該等租賃並無包括或有租金。

(f) The Group leases out investment properties under operating leases. The leases typically run for an initial period of 2 years, and may contain an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

經營租賃在二零零二年之應收租金收入為港幣二億二千五百萬元（二零零一年：港幣二億四千五百萬元）。本年度內並無或有租金收入（二零零一年：無）。

Rental income receivable from operating leases amounted to HK$225 million in 2002 (2001: HK$245 million). There was no contingent rental recognised during the year (2001: Nil).

*(庚)*本集團之不可撤銷經營租賃於下列未來期間之應收最低租金總額如下：

(g) The Group's total future minimum lease payments receivable under non-cancellable operating leases are as follows:

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
一年以下	Less than one year	**197**	176	**126**	114
一年以上至五年	Five years or less but over one year	**134**	84	**99**	67
		331	260	**225**	181

23. 其他資產

23. Other assets

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
按市值計算之資產負債表以外利率、滙率及其他衍生工具合約之未實現盈利	Unrealised gains on off-balance sheet interest rate, exchange rate and other derivative contracts which are marked to market	**981**	570	**981**	570
遞延税項 *(附註7(乙)及24)*	Deferred taxation *(notes7(b) & 24)*	**21**	34	**21**	34
同業結算應收賬項	Items in the course of collection from other banks	**2,886**	2,881	**2,886**	2,881
預付及應計收益	Prepayments and accrued income	**2,143**	2,294	**1,450**	1,457
照應保單持有人權益之長期保險資產	Long-term assurance assets attributable to policy holders	**2,897**	–	**–**	–
其他賬項	Other accounts	**3,340**	2,781	**2,163**	2,526
		12,268	8,560	**7,501**	7,468
至到期日剩餘期間：	Remaining maturity:				
◦ 三個月內	◦ three months or less	**6,929**	6,467	**6,156**	5,889
◦ 三個月以上至一年	◦ one year or less but over three months	**637**	1,048	**401**	719
◦ 一年以上至五年	◦ five years or less but over one year	**968**	913	**924**	845
◦ 五年以上	◦ over five years	**3,693**	98	**8**	8
		12,227	8,526	**7,489**	7,461
◦ 已逾期	◦ overdue				
– 三個月以上至六個月	– six months or less but over three months	**5**	5	**1**	1
– 六個月以上至一年	– one year or less but over six months	**9**	7	**3**	1
– 一年以上	– over one year	**27**	22	**8**	5
		41	34	**12**	7
		12,268	8,560	**7,501**	7,468

上述已逾期之其他資產主要為包括在「預付及應計收益」項下之逾期應收利息。

The overdue amount represents mainly overdue interest receivable included under "Prepayments and accrued income".

24. 遞延稅項 / 24. Deferred taxation

「其他資產」(附註23)項下之遞延稅項資產分析如下:

Deferred taxation asset which is included in "Other assets" (note23) are as follows:

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
遞延稅項資產:	Deferred taxation asset:				
一月一日結餘	At 1 January	**34**	13	**34**	13
(支取)/撥回損益賬 *(附註7(甲))*	(Charged)/credited to profit and loss account *(note7(a))*	**(13)**	21	**(13)**	21
由遞延稅項負債撥來	Transfer from deferred taxation liability	**–**	–	**–**	–
十二月三十一日結餘 *(附註7(乙))*	At 31 December *(note7(b))*	**21**	34	**21**	34
包括於「其他資產」*(附註23)*項下:	Included in "Other assets" *(note23)* representing:				
◦ 退休福利計劃供款	◦ *retirement benefit schemes contributions*	**21**	34	**21**	34
遞延稅項負債:	Deferred taxation liability:				
一月一日結餘	At 1 January	**–**	–	**–**	–
撥回損益賬 *(附註7(甲))*	Credited to profit and loss account *(note7(a))*	**(1)**	–	**–**	–
往年長期保險業務稅項	Tax charge arising on value of long-term assurance business for previous year	**105**	–	**–**	–
十二月三十一日結餘 *(附註7(乙)及27)*	At 31 December *(notes7(b) & 27)*	**104**	–	**–**	–

行址、投資物業及長期投資之重估溢價並無作出遞延稅項準備。按照管理層從購入該等資產時之意圖,董事認為在可預見之未來不會出現重大稅項負擔。

No provisions are made for deferred taxation on revaluation surpluses on premises, investment properties and long-term investments. The Directors are of the opinion that no material taxation liability is likely to arise in the foreseeable future in the light of management's intentions for these assets since acquisition.

於年結日並無未撥準備金之重大遞延稅項負債。

There is no significant deferred taxation liability not provided for.

25. 往來、儲蓄及其他存款 / 25. Current, savings and other deposit accounts

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
客戶存款	Customer account				
◦ 往來存款	◦ current accounts	**36,242**	31,471	**36,242**	31,471
◦ 儲蓄存款	◦ savings accounts	**154,476**	141,608	**154,476**	141,608
◦ 定期及其他存款	◦ time and other deposits	**206,973**	222,685	**197,559**	212,391
發出存款證	Certificates of deposit in issue	**15,916**	18,564	**15,916**	18,564
發出其他債務證券	Other debt securities in issue	**86**	–	**86**	–
		413,693	414,328	**404,279**	404,034

25. 往來、儲蓄及其他存款 續

客戶存款、發出存款證及發出其他債務證券按餘下存款期分析如下：

25. Current, savings and other deposit accounts *continued*

The analysis of remaining maturity of customer accounts, certificates of deposit issued and other debt securities issued is as follows:

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
客戶存款	Customer accounts				
可即時提取	Repayable on demand	**210,351**	186,557	**209,914**	186,414
有協定存款期或通知期，以餘下存款期計算：	With agreed maturity dates or periods of notice, by remaining maturity:				
◦ 三個月內但無須即時提取	◦ three months or less but not repayable on demand	**180,380**	198,405	**171,608**	188,619
◦ 三個月以上至一年	◦ one year or less but over three months	**6,701**	10,664	**6,496**	10,299
◦ 一年以上至五年	◦ five years or less but over one year	**259**	138	**259**	138
		397,691	395,764	**388,277**	385,470
發出存款證	Certificates of deposit in issue				
至到期日剩餘期間：	Remaining maturity:				
◦ 三個月內但無須即時提取	◦ three months or less but not repayable on demand	**2,887**	3,888	**2,887**	3,888
◦ 三個月以上至一年	◦ one year or less but over three months	**9,635**	6,667	**9,635**	6,667
◦ 一年以上至五年	◦ five years or less but over one year	**3,189**	7,644	**3,189**	7,644
◦ 五年以上	◦ over five years	**205**	365	**205**	365
		15,916	18,564	**15,916**	18,564
發出其他債務證券	Other debt securities in issue				
至到期日剩餘期間：	Remaining maturity:				
◦ 三個月內但無須即時提取	◦ three months or less but not repayable on demand	**48**	–	**48**	–
◦ 三個月以上至一年	◦ one year or less but over three months	**38**	–	**38**	–
		86	–	**86**	–
		413,693	414,328	**404,279**	404,034

26. 同業存款

26. Deposits from banks

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
即時償還	Repayable on demand	**555**	2,406	**555**	2,406
有協定存款期或通知期，以餘下存款期計算：	With agreed maturity dates or periods of notice, by remaining maturity:				
◦ 三個月內但無須即時償還	◦ three months or less but not repayable on demand	**515**	198	**145**	198
◦ 三個月以上至一年	◦ one year or less but over three months	**2**	18	**2**	18
		1,072	2,622	**702**	2,622

27. 其他負債 / 27. Other liabilities

		集團 Group 2002	集團 Group 2001	銀行 Bank 2002	銀行 Bank 2001
證券空倉：	Short positions in securities:				
庫券	Treasury bills	**1,861**	3,922	**1,861**	3,922
債務證券	Debt securities				
◦ 政府證券	◦ government securities	**1,045**	578	**1,045**	578
◦ 其他公共機構證券	◦ other public sector securities	**10**	148	**10**	148
		2,916	4,648	**2,916**	4,648
資產負債表以外按市值計算之利率、滙率及其他衍生工具合約之未實現虧損	Unrealised losses on off-balance sheet interest rate, exchange rate and other derivative contracts which are marked to market	**832**	520	**832**	520
本期税項 *(附註7(乙))*	Current taxation *(note7(b))*	**249**	500	**197**	467
遞延税項 *(附註7(乙)及24)*	Deferred taxation *(notes7(b) & 24)*	**104**	–	**–**	–
同業結算應付賬項	Items in the course of transmission to other banks	**4,629**	3,617	**4,629**	3,617
應計及遞延收入	Accruals and deferred income	**1,668**	1,522	**1,577**	1,389
負債及支付準備	Provisions for other liabilities and charges	**313**	268	**33**	28
照應保單持有人權益之長期保險負債	Long-term liabilities attributable to policy holders	**2,897**	–	**–**	–
其他負債	Other liabilities	**606**	640	**1,576**	1,561
		14,214	11,715	**11,760**	12,230
至到期日剩餘期間：	Remaining maturity:				
◦ 三個月內	◦ three months or less	**9,740**	10,715	**10,716**	11,961
◦ 三個月以上至一年	◦ one year or less but over three months	**831**	822	**605**	222
◦ 一年以上至五年	◦ five years or less but over one year	**434**	88	**325**	47
◦ 五年以上	◦ over five years	**3,209**	90	**114**	–
		14,214	11,715	**11,760**	12,230

28. 股本 / 28. Share capital

註冊股本：

銀行之註冊股本為港幣一百一十億元正（二零零一年：港幣一百一十億元正），分為二十二億股（二零零一年：二十二億股），每股港幣五元正。

Authorised:

The authorised share capital of the Bank is HK$11,000 million (2001: HK$11,000 million) divided into 2,200 million shares (2001: 2,200 million shares) of HK$5 each.

		2002	2001
實收股本：	Issued and fully paid:		
十九億一千一百八十四萬二千七百三十六股（二零零一年：十九億一千一百八十四萬二千七百三十六股），每股港幣五元正。	1,911,842,736 shares (2001: 1,911,842,736 shares) of HK$5 each	**9,559**	9,559

於本年度內，本行並無購回本行之股份（二零零一年：無）。

During the year, the Bank made no repurchase of its own shares (2001: Nil).

29. 儲備

29. Reserves

二零零二年	2002	集團 Group	銀行 Bank	聯營公司 Associated companies
保留溢利	Retained profits	**19,242**	**12,729**	**88**
行址及投資物業重估儲備	Premises and investment properties revaluation reserves	**7,324**	**5,764**	**584**
長期股票投資重估儲備	Long-term equity investment revaluation reserve	**1,031**	**–**	**–**
資本贖回儲備	Capital redemption reserve	**99**	**99**	**–**
		27,696	**18,592**	**672**

		集團 Group	銀行 Bank	聯營公司 Associated companies
保留溢利	Retained profits			
二零零二年一月一日結餘	At 1 January 2002			
◦ 根據過往會計政策列示	◦ as previously reported	**19,618**	**11,982**	**105**
◦ 會計政策改變之調整：	◦ change in accounting policies:			
– 界定利益福利計劃前期負債淨額	– net transitional liabilities on defined benefit schemes	**(189)**	**(189)**	**–**
– 長期保險業務之估值	– value on long-term assurance business	**206**	**–**	**206**
– 累積有薪假期準備	– provision for accumulated paid leave	**(136)**	**(136)**	**–**
		(119)	**(325)**	**206**
◦ 根據新會計政策列示	◦ as restated	**19,499**	**11,657**	**311**
換算調整	Exchange adjustments	**3**	**3**	**–**
股東應得溢利	Profit attributable to shareholders	**9,961**	**11,298**	**113**
股息	Dividends	**(10,324)**	**(10,324)**	**(38)**
折舊撥往行址重估儲備	Transfer of depreciation to premises *revaluation reserve*	**94**	**86**	**–**
因售出行址而實現之重估增值	Realisation on disposal of premises	**9**	**9**	**–**
其他	Other movement	**–**	**–**	**(298)**
二零零二年十二月三十一日結餘	At 31 December 2002	**19,242**	**12,729**	**88**
行址及投資物業重估儲備	Premises and investment properties revaluation reserves			
行址重估儲備	Premises revaluation reserve			
◦ 二零零二年一月一日結餘	◦ at 1 January 2002	**4,789**	**4,267**	**–**
◦ 重估減值 *(附註22(甲)及(丁))*	◦ deficit on revaluation *(notes22(a)&(d))*	**(409)**	**(362)**	**–**
◦ 由保留溢利撥來之折舊	◦ transfer of depreciation from retained profits	**(94)**	**(86)**	**–**
◦ 撥往投資物業重估儲備	◦ transfers to investment properties revaluation reserve	**(86)**	**(29)**	**–**
◦ 二零零二年十二月三十一日結餘	◦ at 31 December 2002	**4,200**	**3,790**	**–**
投資物業重估儲備	Investment properties revaluation reserve			
◦ 二零零二年一月一日結餘	◦ at 1 January 2002	**3,330**	**2,129**	**597**
◦ 重估減值 *(附註22(甲)及(丁))*	◦ deficit on revaluation *(notes22(a)&(d))*	**(270)**	**(175)**	**–**
◦ 應佔聯營公司物業之減值 *(附註22(丁))*	◦ share of revaluation deficit of an associated company *(note22(d))*	**(13)**	**–**	**(13)**
◦ 由行址重估儲備撥來	◦ transfers from premises revaluation reserve	**86**	**29**	**–**
◦ 因售出投資物業而實現之重估增值	◦ realisation on disposal of investment properties	**(9)**	**(9)**	**–**
◦ 二零零二年十二月三十一日結餘	◦ at 31 December 2002	**3,124**	**1,974**	**584**

29. 儲備 *續* 29. Reserves *continued*

二零零二年	2002	集團 Group	銀行 Bank	聯營公司 Associated companies
行址及投資物業重估儲備合計	Total premises and investment properties revaluation reserves	**7,324**	**5,764**	**584**
長期股票投資重估儲備	Long-term equity investment revaluation reserve			
二零零二年一月一日結餘	At 1 January 2002	**2,323**	**–**	**–**
重估減值	Deficit on revaluation	**(869)**	**–**	**–**
因售出長期股票投資而實現之重估增值	Realisation on disposal of long-term equity investments	**(423)**	**–**	**–**
二零零二年十二月三十一日結餘	At 31 December 2002	**1,031**	**–**	**–**
資本贖回儲備	Capital redemption reserve			
二零零二年一月一日及十二月三十一日結餘	At 1 January and 31 December 2002	**99**	**99**	**–**
二零零二年十二月三十一日儲備結餘	Total reserves at 31 December 2002	**27,696**	**18,592**	**672**

二零零一年	2001	集團 Group	銀行 Bank	聯營公司 Associated companies
保留溢利	Retained profits	19,618	11,982	105
行址及投資物業重估儲備	Premises and investment properties revaluation reserves	8,119	6,396	597
長期股票投資重估儲備	Long-term equity investment revaluation reserve	2,323	–	–
資本贖回儲備	Capital redemption reserve	99	99	–
		30,159	18,477	702
保留溢利	Retained profits			
二零零一年一月一日結餘	At 1 January 2001	18,732	11,272	98
換算調整	Exchange adjustments	(2)	(2)	–
股東應得溢利	Profit attributable to shareholders	10,114	9,980	48
股息	Dividends	(9,368)	(9,368)	(41)
折舊撥往行址重估儲備	Transfer of depreciation to premises revaluation reserve	100	96	–
因售出行址而實現之重估增值	Realisation on disposal of premises	42	4	–
二零零一年十二月三十一日結餘	At 31 December 2001	19,618	11,982	105

29. 儲備 續

29. Reserves *continued*

二零零一年	2001	集團 Group	銀行 Bank	聯營公司 Associated companies
行址及投資物業重估儲備	Premises and investment properties revaluation reserves			
行址重估儲備	Premises revaluation reserve			
◦ 二零零一年一月一日結餘	◦ at 1 January 2001	5,242	4,677	–
◦ 重估減值 *(附註22(丁))*	◦ deficit on revaluation *(note22(d))*	(209)	(181)	–
◦ 由保留溢利撥來之折舊	◦ transfer of depreciation from retained profits	(100)	(96)	–
◦ 撥往投資物業重估儲備	◦ transfers to investment properties revaluation reserve	(144)	(133)	–
◦ 二零零一年十二月三十一日結餘	◦ at 31 December 2001	4,789	4,267	–
投資物業重估儲備	Investment properties revaluation reserve			
◦ 二零零一年一月一日結餘	◦ at 1 January 2001	3,500	2,113	658
◦ 重估減值 *(附註22(丁))*	◦ deficit on revaluation *(note22(d))*	(211)	(113)	–
◦ 應佔聯營公司物業之減值 *(附註22(丁))*	◦ share of revaluation deficit of an associated company *(note22(d))*	(61)	–	(61)
◦ 由行址重估儲備撥來	◦ transfers from premises revaluation reserve	144	133	–
◦ 因售出投資物業而實現之重估增值	◦ realisation on disposal of investment properties	(42)	(4)	–
◦ 二零零一年十二月三十一日結餘	◦ at 31 December 2001	3,330	2,129	597
行址及投資物業重估儲備合計	Total premises and investment properties revaluation reserves	8,119	6,396	597
長期股票投資重估儲備	Long-term equity investment revaluation reserve			
二零零一年一月一日結餘	At 1 January 2001	3,452	–	–
重估減值	Deficit on revaluation	(850)	–	–
因售出長期股票投資而實現之重估增值	Realisation on disposal of long-term equity investments	(279)	–	–
二零零一年十二月三十一日結餘	At 31 December 2001	2,323	–	–
資本贖回儲備	Capital redemption reserve			
二零零一年一月一日及十二月三十一日結餘	At 1 January and 31 December 2001	99	99	–
二零零一年十二月三十一日儲備結餘	Total reserves at 31 December 2001	30,159	18,477	702

「重估儲備」及「資本贖回儲備」並非已實現之利潤，屬不可派發。

The "Revaluation reserves" and the "Capital redemption reserve" do not represent realised profits and are not available for distribution.

本行及從事銀行業務之附屬公司，因需按經營所在地之監管要求維持最低資本充足比率而可能對可派予股東之保留溢利構成限制。

The Bank and its banking subsidiary companies operate under regulatory jurisdictions which require the maintenance of minimum capital adequacy ratios and which could therefore potentially restrict the amount of retained profits which can be distributed to shareholders.

30. 現金流量對賬表 30. Reconciliation for cash flow statement

(甲) 營業溢利與來自營業活動之淨現金流量對賬表 (a) Reconciliation of operating profit to net cash flow from operating activities

		2002	2001
營業溢利	Operating profit	**10,684**	11,079
淨利息收入	Net interest income	**(10,805)**	(11,660)
股息收入	Dividend income	**(99)**	(93)
呆壞賬準備	Provisions for bad and doubtful debts	**571**	424
折舊	Depreciation	**352**	386
長期投資之攤銷	Amortisation of long-term investments	**(96)**	(301)
減除收回後之貸款撇賬淨額	Advances written off net of recoveries	**(1,148)**	(1,389)
利息收入	Interest received	**13,068**	24,128
利息支出	Interest paid	**(4,450)**	(14,391)
營運資金變動前之營業溢利	**Operating profit before changes in working capital**	**8,077**	8,183
現金及短期資金之變動	Change in cash and short-term funds	**(762)**	9,358
三個月以上到期之定期存放同業之變動	Change in placings with banks repayable after three months	**10,908**	8,818
存款證之變動	Change in certificates of deposit	**(7,022)**	(6,715)
持作買賣用途之證券之變動*	Change in securities held for dealing purposes*	**969**	2,332
客戶貸款之變動	Change in advances to customers	**(1,549)**	(3,953)
直屬控股公司及同母系附屬公司欠款之變動*	Change in amounts due from immediate holding company and fellow subsidiary companies*	**1,281**	820
其他資產之變動*	Change in other assets*	**(3,737)**	911
客戶存款之變動	Change in customer deposit accounts	**1,927**	(19,111)
發出債務證券之變動	Change in debt securities in issue	**(2,562)**	3,834
同業存款之變動	Change in deposits from banks	**(1,550)**	(1,180)
直屬控股公司及同母系附屬公司存款之變動	Change in amounts due to immediate holding company and fellow subsidiary companies	**564**	(948)
其他負債之變動*	Change in other liabilities*	**2,941**	(5,723)
撇除換算差額及其他非現金項目	Elimination of exchange differences and other non-cash items	**(5,239)**	928
來自營業活動產生之現金	**Cash generated from operating activities**	**4,246**	(2,446)
已繳稅款	Taxation paid	**(742)**	(407)
來自營業活動之淨現金流入/(流出)	**Net cash inflow/(outflow) from operating activities**	**3,504**	(2,853)

** 現金流量對賬表已包括自二零零二年十一月成為本行附屬公司之恒生人壽保險有限公司以下賬項。*

** The reconciliation for cash flow statement included the following after adopting full consolidation of Hang Seng Life Limited which became a subsidiary of the Bank in November 2002.*

30. 現金流量對賬表 續 / 30. Reconciliation for cash flow statement *continued*

(甲) 營業溢利與來自營業活動之淨現金流量對賬表 續 / *(a) Reconciliation of operating profit to net cash flow from operating activities continued*

		2002
◦ 持作買賣用途之證券	◦ securities held for dealing purposes	**95**
◦ 直屬控股公司及同母系附屬公司之欠款	◦ amounts due from immediate holding company and fellow subsidiary companies	**13**
◦ 其他資產	◦ other assets	**3,487**
◦ 其他負債	◦ other liabilities	**2,826**

(乙) 現金及等同現金項目結餘分析 / *(b) Analysis of the balances of cash and cash equivalent*

		2002	2001
庫存現金及存放同業及其他金融機構	Cash in hand and balances with banks and other financial institutions	**3,676**	3,789
短期及一個月內到期之定期存放同業	Money at call and placings with banks maturing within one month	**70,562**	104,990
庫券	Treasury bills	**2,531**	2,274
一至三個月內到期之定期存放同業	Placings with banks repayable between one to three months	**28,720**	29,897
存款證	Certificates of deposit	**48**	153
		105,537	141,103

31. 或有債務、承擔及衍生工具 / 31. Contingent liabilities, commitments and derivatives

(甲)合約金額、信貸之相等金額及風險加權金額 / (a) Contract amount, credit equivalent amount and risk-weighted amount

二零零二年	2002	集團 Group 合約金額 Contract amount	信貸之相等金額 Credit equivalent amount	風險加權金額 Risk-weighted amount
或有債務：	Contingent liabilities:			
擔保	Guarantees	13,864	13,717	4,321
承擔：	Commitments:			
信用證及短期貿易關連交易	Documentary credits and short-term trade-related transactions	6,982	1,400	1,394
未動用之正式備用便利、信貸額及其他放款承諾：	Undrawn formal standby facilities, credit lines and other commitments to lend:			
◦ 一年以下	◦ under one year	65,110	–	–
◦ 一年及以上	◦ one year and over	21,565	10,783	9,840
其他	Other	41	41	41
		93,698	12,224	11,275
滙率合約：	Exchange rate contracts:			
即期及遠期外滙交易	Spot and forward foreign exchange	73,607	894	251
其他滙率合約	Other exchange rate contracts	24,104	261	55
		97,711	1,155	306
利率合約：	Interest rate contracts:			
利率掉期	Interest rate swaps	64,443	1,454	357
其他利率合約	Other interest rate contracts	7,969	8	2
		72,412	1,462	359
其他衍生工具合約	Other derivative contracts	177	6	1

31. 或有債務、承擔及衍生工具 續

(甲) 合約金額、信貸之相等金額及風險加權金額 續

31. Contingent liabilities, commitments and derivatives *continued*

(a) Contract amount, credit equivalent amount and risk-weighted amount *continued*

二零零二年	2002	銀行 Bank 合約金額 Contract amount	信貸之相等金額 Credit equivalent amount	風險加權金額 Risk-weighted amount
或有債務:	Contingent liabilities:			
擔保	Guarantees	**14,264**	**14,118**	**4,722**
承擔:	Commitments:			
信用證及短期貿易關連交易	Documentary credits and short-term trade-related transactions	**6,982**	**1,400**	**1,394**
未動用之正式備用便利、信貸額及其他放款承諾:	Undrawn formal standby facilities, credit lines and other commitments to lend:			
◦ 一年以下	◦ under one year	**65,067**	**–**	**–**
◦ 一年及以上	◦ one year and over	**21,565**	**10,783**	**9,840**
		93,614	**12,183**	**11,234**
滙率合約:	Exchange rate contracts:			
即期及遠期外滙交易	Spot and forward foreign exchange	**76,662**	**925**	**266**
其他滙率合約	Other exchange rate contracts	**24,104**	**261**	**55**
		100,766	**1,186**	**321**
利率合約:	Interest rate contracts:			
利率掉期	Interest rate swaps	**60,422**	**1,433**	**353**
其他利率合約	Other interest rate contracts	**7,076**	**8**	**2**
		67,498	**1,441**	**355**
其他衍生工具合約	Other derivative contracts	**177**	**6**	**1**

31. 或有債務、承擔及衍生工具 *續* / 31. Contingent liabilities, commitments and derivatives *continued*

(甲) 合約金額、信貸之相等金額及風險加權金額 *續* / (a) Contract amount, credit equivalent amount and risk-weighted amount *continued*

二零零一年	2001	集團 Group 合約金額 Contract amount	信貸之相等金額 Credit equivalent amount	風險加權金額 Risk-weighted amount
或有債務：	Contingent liabilities:			
擔保	Guarantees	11,802	11,706	3,761
承擔：	Commitments:			
信用證及短期貿易關連交易	Documentary credits and short-term trade-related transactions	5,768	1,154	1,151
未動用之正式備用便利、信貸額及其他放款承諾：	Undrawn formal standby facilities, credit lines and other commitments to lend:			
◦ 一年以下	◦ under one year	64,317	–	–
◦ 一年及以上	◦ one year and over	19,367	9,683	9,257
其他	Other	47	47	47
		89,499	10,884	10,455
滙率合約：	*Exchange rate contracts:*			
即期及遠期外滙交易	Spot and forward foreign exchange	98,143	1,066	249
其他滙率合約	Other exchange rate contracts	7,917	102	21
		106,060	1,168	270
利率合約：	Interest rate contracts:			
利率掉期	Interest rate swaps	44,446	1,035	240
其他利率合約	Other interest rate contracts	6,842	–	–
		51,288	1,035	240
其他衍生工具合約	Other derivative contracts	–	–	–

31. 或有債務、承擔及衍生工具 續

31. Contingent liabilities, commitments and derivatives *continued*

(甲) 合約金額、信貸之相等金額及風險加權金額 續

(a) Contract amount, credit equivalent amount and risk-weighted amount *continued*

二零零一年	2001	銀行 Bank 合約金額 Contract amount	信貸之相等金額 Credit equivalent amount	風險加權金額 Risk-weighted amount
或有債務：	Contingent liabilities:			
擔保	Guarantees	12,374	12,278	4,332
承擔：	Commitments:			
信用證及短期貿易關連交易	Documentary credits and short-term trade-related transactions	5,768	1,154	1,151
未動用之正式備用便利、信貸額及其他放款承諾：	Undrawn formal standby facilities, credit lines and other commitments to lend:			
◦ 一年以下	◦ under one year	63,910	–	–
◦ 一年及以上	◦ one year and over	19,367	9,684	9,257
		89,045	10,838	10,408
滙率合約：	Exchange rate contracts:			
即期及遠期外滙交易	Spot and forward foreign exchange	101,481	1,099	266
其他滙率合約	Other exchange rate contracts	7,917	102	21
		109,398	1,201	287
利率合約：	Interest rate contracts:			
利率掉期	Interest rate swaps	43,152	1,026	239
其他利率合約	Other interest rate contracts	5,076	–	–
		48,228	1,026	239
其他衍生工具合約	Other derivative contracts	–	–	–

31. 或有債務、承擔及衍生工具 *續*

(甲)合約金額、信貸之相等金額及風險加權金額 *續*

上表列出資產負債表以外交易之名義合約金額、信貸之相等金額及風險加權金額。計算信貸之相等金額，乃用作推算風險加權金額之用。此等金額乃根據香港銀行業條例附表三之資本充足比率而估算，並視乎對等機構之信譽及期限特性而定。如屬或有債務及承擔，則風險加權幅度為零至百分之一百，如屬滙率、利率及其他衍生工具合約，則風險加權幅度為零至百分之五十。

或有債務及承擔均屬與信貸有關之工具，包括票據承兑、信用證、擔保書及提供信貸之承擔。所涉及之風險基本上與向客戶提供貸款之風險相同，故處理此類交易時，等同審批客戶之貸款申請，需要符合信貸條件、組合管理及抵押品之要求。由於此類信貸便利可能在未運用前已到期，故合約金額之總數並不代表未來現金之需求。

資產負債表以外之金融工具來自外滙、利率及股票等市場上所進行之期貨、遠期、掉期及期權等交易。

此等工具之合約金額顯示結算當日尚未到期之交易數量，但並不代表風險數額。此等工具之信貸相等金額乃根據香港銀行業條例附表三之準則計算，即為按市值重估後具正數值之合約價值及潛在之遠期信貸風險兩者之總數。

31. Contingent liabilities, commitments and derivatives *continued*

(a) Contract amount, credit equivalent amount and risk-weighted amount *continued*

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for exchange rate, interest rate and other derivative contracts.

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive mark-to-market values and the potential future credit exposure in accordance with the Third Schedule of the Hong Kong Banking Ordinance.

31. 或有債務、承擔及衍生工具 *續*

(乙) 重置成本

31. Contingent liabilities, commitments and derivatives *continued*

(b) Replacement cost

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
滙率合約	Exchange rate contracts	**485**	310	**485**	310
利率合約	Interest rate contracts	**1,231**	859	**1,228**	856
其他衍生工具合約	Other derivative contracts	**1**	–	**1**	–
		1,717	1,169	**1,714**	1,166

合約之重置成本代表所有按市值重估後具正數值之合約(包括非買賣用途之合約)價值,而該等合約並無作任何雙邊淨額結算之安排。

The replacement cost of contracts represents the mark-to-market assets on all contracts (including non-dealing contracts) with a positive value and which have not been subject to any bilateral netting arrangement.

(丙) 上述各表內所列包括持作買賣用途之衍生工具合約金額如下:

(c) Included in the above tables are the following amounts of derivative contracts which were made for dealing purposes:

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
滙率合約:	Exchange rate contracts:				
即期及遠期外滙交易	Spot and forward foreign exchange	**73,607**	98,143	**76,662**	101,481
其他滙率合約	Other exchange rate contracts	**23,587**	7,580	**23,587**	7,580
		97,194	105,723	**100,249**	109,061
利率合約:	Interest rate contracts:				
利率掉期	Interest rate swaps	**31,685**	30,505	**31,685**	30,505
其他利率合約	Other interest rate contracts	**1,057**	–	**1,057**	–
		32,742	30,505	**32,742**	30,505
其他衍生工具合約	Other derivative contracts	**177**	–	**177**	–

其餘之滙率、利率及其他衍生工具合約乃作非買賣用途,即用作風險對冲或作為資產負債管理。此等合約乃直接在市場訂立或間接經由本行之直屬控股公司或同母系附屬公司訂立。

The remaining exchange rate, interest rate and other derivative contracts were made for non-dealing purposes, i.e. to hedge risk, or to synthetically alter the risk characteristics of assets and liabilities. The transactions are either conducted directly in the market or indirectly through Group counterparties or fellow subsidiary companies.

除上述各表所列外,本行在日常業務中亦代集團其他成員開立擔保及承諾書。

In addition to the above, the Bank enters into guarantees and letters of support on behalf of other Group entities in the normal course of business.

32. 為負債作抵押之資產

截至二零零二年十二月三十一日,本集團之負債為港幣三十二億二千四百萬元(二零零一年:港幣四十六億零五百萬元)及銀行之負債為港幣二十八億五千四百萬元(二零零一年:港幣四十六億零五百萬元)是以資產(包括存放於中央保管系統以利便證券結算之資產及有售後回購協議之資產)作抵押。本集團為擔保此等負債而質押之資產金額為港幣九百億零九千四百萬元(二零零一年:港幣五百三十六億九千五百萬元),銀行則為港幣六百七十五億四千四百萬元(二零零一年:港幣四百二十二億五千五百萬元),並主要由列於「庫存現金及短期資金」及「長期投資」內之項目組成。

32. Assets pledged as security for liabilities

At 31 December 2002, liabilities of the Group amounting to HK$3,224 million (2001: HK$4,605 million) and of the Bank amounting to HK$2,854 million (2001: HK$4,605 million) were secured by the deposit of assets, including assets deposited with central depositories to facilitate settlement operations and those subject to sale and repurchase arrangements. The amounts of assets pledged by the Group to secure these liabilities were HK$90,094 million (2001: HK$53,695 million) and by the Bank were HK$67,544 million (2001: HK$42,255 million) respectively and mainly comprised items included in "Cash and short-term funds" and "Long-term investments".

33. 資本承擔

33. Capital commitments

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
已核准及簽訂合約之開支	Expenditure authorised and contracted for	**105**	141	**99**	115
已核准但未簽訂合約之開支	Expenditure authorised but not contracted for	**–**	–	**–**	–
		105	141	**99**	115

34. 租約承擔

本集團以經營租賃合約租賃之若干物業及設備,該等租賃之基本年期一般為一至五年,其中部份在到期時有權以重新商討之條款續訂租約。該等租約並無包括或有租金。

不可撤銷之營業租約的未來最低租金支出總額如下:

34. Lease commitments

The Group leases certain properties and equipment under operating leases. The leases typically run for an initial period of one to five years and may include an option to renew the lease when all terms are renegotiated. None of these leases includes contingent rentals.

The total future minimum lease payments payable under non-cancellable operating leases are as follows:

		集團 Group		銀行 Bank	
		2002	2001	**2002**	2001
一年以下	Within one year	**165**	163	**164**	163
一年以上至五年	Between one and five years	**195**	289	**194**	289
		360	452	**358**	452

35. 僱員退休福利

(甲) 界定利益福利計劃

本集團設置三個界定利益福利計劃。最主要計劃為恒生銀行界定利益福利計劃(「HSBDBS」),涵蓋本集團百分之八十僱員。其他兩個計劃分別為恒生銀行長俸計劃(「HSBPS」)及恒生銀行核准退休信託基金(「HSBNTBS」)。恒生銀行界定利益福利計劃已於一九九九年四月一日起不接受新成員,而恒生銀行長俸計劃及恒生銀行核准退休信託基金則於一九八六年十二月三十一日起不接受新成員。

上述計劃為本集團之設置基金界定利益福利計劃,由信託人管理,其資產與本集團之資產分開持有。本集團根據合資格精算師之每年精算估值作出供款。最新一次精算估值於二零零二年十二月三十一日進行,由同母系附屬公司滙豐人壽保險(國際)有限公司之趙賽舜芬(美國精算師學會專業資深會員)採用 PUC 法(Projected Unit Credit Method)估值。此等界定利益福利計劃於結算日資產負債表內確認之金額及在是年損益結算表內確認之福利成本列述如下。

(一) 確認於資產負債表之金額如下:

35. Employee retirement benefits

(a) Defined benefit schemes

The Group operates three defined benefit schemes, the Hang Seng Bank Limited Defined Benefit Scheme ("HSBDBS") which is the principal scheme which covers about 80% of the Group's employees and two other schemes, the Hang Seng Bank Limited Pension Scheme ("HSBPS") and the Hang Seng Bank Limited Non-contributory Terminal Benefits Scheme ("HSBNTBS"). HSBDBS was closed since 1 April 1999 and HSBPS and HSBNTBS were closed since 31 December 1986.

These schemes are funded defined benefit schemes and are administered by trustees with assets held separately from those of the Group. The Group makes contributions to these schemes in accordance with the qualified actuary's recommendation based on annual actuarial valuations. The latest annual actuarial valuations at 31 December 2002 was performed by E Chiu, fellow of the Society of Actuaries of the United States of America, of HSBC Life (International) Ltd, a fellow subsidiary company of the Bank, using the Projected Unit Credit Method. The amounts recognised in the balance sheet at year-end and pension costs recognised in the profit and loss account for the year in respect of these defined benefit schemes are set out below.

(i) The amounts recognised in the balance sheets are as follows:

		集團及銀行 Group and Bank		
二零零二年	**2002**	恒生銀行界定利益福利計劃 HSBDBS	恒生銀行長俸計劃 HSBPS	恒生銀行核准退休信託基金 HSBNTBS
有設置基金之福利負擔折現值	Present value of funded obligations	**2,931**	**185**	**5**
計劃基金之資產公平價值	Fair value of scheme assets	**(2,867)**	**(210)**	**(32)**
未確認之淨精算虧損	Net unrecognised actuarial losses	**(79)**	**(4)**	**(1)**
於資產負債表內確認之資產淨值	Net asset recognised in the balance sheet	**(15)**	**(29)**	**(28)**
計劃基金資產對福利負擔之比率	Obligations covered by plan assets (%)	**98**	**114**	**640**

恒生銀行界定利益福利計劃資產包括滙豐控股有限公司發行之普通股票公平價值為港幣一億一千二百萬元。

The scheme assets of HSBDBS included ordinary shares issued by HSBC Holdings plc with a fair value of HK$112 million.

35. 僱員退休福利 續 35. Employee retirement benefits *continued*

(甲) 界定利益福利計劃 續 *(a) Defined benefit schemes continued*

(二) 於資產負債表內確認之資產淨值變動如下：

(ii) Movements in the net assets recognised in the balance sheets are as follows:

二零零二年	2002	集團及銀行 Group and Bank 恒生銀行界定利益福利計劃 HSBDBS	恒生銀行長俸計劃 HSBPS	恒生銀行核准退休信託基金 HSBNTBS
一月一日結餘（於「保留溢利」內確認之前期負債／（資產））	At 1 January (transitional liability/(asset) recognised in "Retained profits")	**242**	**(27)**	**(26)**
年內供款	Contributions paid	**(435)**	**–**	**–**
於損益結算表內確認之淨支出	Net expense recognised in the profit and loss account	**178**	**(2)**	**(2)**
於十二月三十一日之資產淨值	Net asset at 31 December	**(15)**	**(29)**	**(28)**

(三) 於綜合損益結算表內確認之淨支出如下：

(iii) Net expense recognised in the consolidated profit and loss account is as follows:

二零零二年	2002	集團 Group 恒生銀行界定利益福利計劃 HSBDBS	恒生銀行長俸計劃 HSBPS	恒生銀行核准退休信託基金 HSBNTBS
是期服務成本	Current service cost	**192**	**1**	**–**
利息成本	Interest cost	**199**	**12**	**–**
預期投資回報	Expected return on scheme assets	**(213)**	**(15)**	**(2)**
是年度淨支出*(附註5(丁))*	Net expense for the year *(note5(d))*	**178**	**(2)**	**(2)**
實際投資回報	Actual return on scheme assets	**(231)**	**9**	**–**

(四) 用於二零零二年之最主要精算假設（以加權平均數列示）如下：

(iv) The Principal actuarial assumptions used as at 31 December 2002 (expressed as weighted averages) are as follows:

二零零二年	2002	集團及銀行 Group and Bank 恒生銀行界定利益福利計劃 HSBDBS	恒生銀行長俸計劃 HSBPS	恒生銀行核准退休信託基金 HSBNTBS
		%	%	%
貼現率	Discount rate	**5.5**	**5.5**	**5.5**
預期投資回報率	Expected rate of return on scheme assets	**6.0**	**4.5**	**2.0**
預期薪金遞增率	Expected rate of salary increases	**4.5**	**4.5**	**4.5**
預期長俸遞增率	Expected rate of pension increases	**–**	**3.0**	**–**

35. 僱員退休福利 *續*

(乙) 公積金福利計劃

一九九九年四月一日或以後到職之僱員所參加之公積金福利計劃為滙豐集團香港本地僱員退休福利計劃。此外，集團亦設置三個其他公積金福利計劃，分別為恒生銀行儲金計劃（一九八六年十二月三十一日後不接受新成員）、恒生保險有限公司職員儲金計劃及恒生銀行（巴哈馬）有限公司公積金福利計劃。本行及本集團各公司亦按個別需要設有強制性公積金計劃（「強積金」），並已按香港強制性公積金條例辦妥登記，此類計劃亦屬公積金福利計劃性質。

按照公積金福利計劃（包括強積金計劃）條例之供款已於損益結算表支銷如下：

35. Employee retirement benefits *continued*

(b) Defined contribution schemes

The principal defined contribution scheme for Group employees joining on or after 1 April 1999 is the HSBC Group Hong Kong Local Staff Defined Contribution Scheme. The Group also operates three other defined contribution schemes, the Hang Seng Bank Provident Fund Scheme which was closed since 31 December 1986, the Hang Seng Insurance Company Limited Employees' Provident Fund and the Hang Seng Bank (Bahamas) Limited Defined Contribution Scheme for employees of the respective subsidiaries. The Bank and relevant Group entities also participated in mandatory provident fund schemes ("MPF schemes") registered under the Hong Kong Mandatory Provident Fund Ordinance, which are also defined contribution schemes.

Contributions made in accordance with the relevant scheme rules to these defined contribution schemes (including MPF schemes) are charged to the profit and loss account as below:

		2002	2001
年內支取*(附註5(丁))*	Charge for the year *(note5(d))*	**18**	14

36. 證券形式之報酬

本集團參與三個由滙豐集團設置以認購滙豐控股有限公司股份之股份報酬計劃。分別為儲蓄優先認股權計劃、行政人員／集團優先認股權計劃及有限制股份計劃。此等計劃之認股權股數及其行使價變動分析列示如下。

(甲) 儲蓄優先認股權計劃

以每月二百五十英鎊等值之港元儲蓄為上限，有權用作認購股份，按訂立儲蓄合約時規定在三年或五年後之六個月內行使認購權，認購價為授出股權時市價折讓百分之二十。該計劃授出之認股權並無確認成本。在二零零二年及二零零一年年底無已符合條件而未行使之股權。

36. Stock-based compensation

The Group participated in three share compensation plans operated by the HSBC Group for acquiring of HSBC Holdings plc shares. They are the Saving-Related Share Option Plan, Executive / Group Share Option Plan and Restricted Share Plan. Analysis of the movement in the number of share options and exercise price of these plans is set out below.

(a) Savings-Related Share Option Plan

The Savings-Related Share Option Plan invite eligible employees to enter into savings contracts to save Hong Kong dollar equivalent of up to £250 per month, with the option to use the savings to acquire shares. The options are exercisable within six months following either the third or the fifth anniversary of the commencement of the savings contract depending on conditions set at grant. The exercise price is at a 20 per cent discount to the market value at the date of grant. No compensation cost is recognised and no options vested at the year-end of 2002 and 2001.

36. 證券形式之報酬 續　**36. Stock-based compensation** *continued*

(甲) 儲蓄優先認股權計劃 續　***(a) Savings-Related Share Option Plan*** *continued*

(一) 僱員持有的認股權股數之變動如下：　(i) Movements in the number of share options held by employees are as follows:

		2002 股數 Number	2001 股數 Number
		('000)	('000)
於一月一日	At 1 January	**7,977**	6,364
本年度授出	Granted in the year	**519**	2,237
本年度行使	Exercised in the year	**(13)**	(10)
減：本年度作廢	Less: Lapsed in the year	**(629)**	(614)
於十二月三十一日	At 31 December	**7,854**	7,977

(二) 年內無償授出之認股權詳列如下：　(ii) Details of share options granted during the year, all of which were granted for nil *consideration :*

行使期間	Exercise period	行使價 Exercise price	2002 股數 Number	2001 股數 Number
		£	**('000)**	('000)
2003年8月1日至2004年1月31日	1 Aug 2003 to 31 Jan 2004	5.22	**3**	–
2004年8月1日至2005年1月31日	1 Aug 2004 to 31 Jan 2005	5.40	**1**	–
2004年8月1日至2005年1月31日	1 Aug 2004 to 31 Jan 2005	6.75	**1**	1,917
2005年8月1日至2006年1月31日	1 Aug 2005 to 31 Jan 2006	6.03	**3**	–
2005年8月1日至2006年1月31日	1 Aug 2005 to 31 Jan 2006	6.32	**438**	–
2006年8月1日至2007年1月31日	1 Aug 2006 to 31 Jan 2007	6.75	**-**	320
2007年8月1日至2008年1月31日	1 Aug 2007 to 31 Jan 2008	6.32	**73**	–
			519	2,237

(三) 於結算日之認股權　(iii) Terms of share options at balance sheet date

行使期間	Exercise period	行使價 Exercise price	2002 股數 Number	2001 股數 Number
		£	**('000)**	('000)
2003年8月1日至2004年1月31日	1 Aug 2003 to 31 Jan 2004	5.22	**3**	–
2004年8月1日至2005年1月31日	1 Aug 2004 to 31 Jan 2005	5.40	**3,502**	3,731
2004年8月1日至2005年1月31日	1 Aug 2004 to 31 Jan 2005	6.75	**1,571**	1,730
2005年8月1日至2006年1月31日	1 Aug 2005 to 31 Jan 2006	6.03	**2,033**	2,225
2005年8月1日至2006年1月31日	1 Aug 2005 to 31 Jan 2006	6.32	**410**	–
2006年8月1日至2007年1月31日	1 Aug 2006 to 31 Jan 2007	6.75	**266**	291
2007年8月1日至2008年1月31日	1 Aug 2007 to 31 Jan 2008	6.32	**69**	–
			7,854	7,977

36. 證券形式之報酬 *續*

(甲) 儲蓄優先認股權計劃 續

(四) 年內行使之認股權詳列如下：

36. Stock-based compensation *continued*

(a) Savings-Related Share Option Plan continued

(iv) Details of share options exercised during the year:

行使期間	Exercise period	行使價 Exercise price	認購金額 Proceeds received	2002 股數 Number	2001 股數 Number
		£	(£'000)	**('000)**	('000)
2001年1月1日至2001年12月31日	1 Jan 2001 to 31 Dec 2001	5.40	38	**–**	7
		6.03	13	**–**	2
		6.75	3	**–**	1
2002年1月1日至2002年12月31日	1 Jan 2002 to 31 Dec 2002	5.40	68	**13**	–
				13	10

(乙) 行政人員 / 集團優先認股權計劃

行政人員優先認股權計劃(認股權於一九九九年及二零零零年授出)及集團優先認股權計劃(認股權於二零零一年或以後授出)，是獎勵表現良好之集團僱員。優先認股權之認購價為授出時之市價，按預定之符合行使條件一般可在授出後三至十年內行使，行使條件包括達到某項業績水平。

(一) 僱員持有的認股權股數之變動如下：

(b) Executive / Group Share Option Plan

Executive Share Option Plan (for options granted in 1999 and 2000) and Group Share Option Plan (for options granted in 2001 or after 2001) were issued by the HSBC Holdings plc and awarded to high performing employees of the Group on a discretionary basis. Options are granted at market value and are normally exercisable between the third and tenth anniversaries of the date of grant, subject to vesting conditions. Exercise of the options, is subject to the attainment of a corporate performance condition.

(i) Movements in the number of share options held by employees are as follows:

		2002 股數 Number	2001 股數 Number
		('000)	('000)
於一月一日	At 1 January	**4,661**	3,607
本年度授出	Granted in the year	**1,100**	1,214
本年度行使	Exercised in the year	**(656)**	(1)
減：本年度作廢	Less: Lapsed in the year	**(86)**	(159)
於十二月三十一日	At 31 December	**5,019**	4,661
於十二月三十一日符合授出條件之認股權	Options vested at 31 December	**1,695**	–

36. 證券形式之報酬 *續*　**36. Stock-based compensation** *continued*

(乙)行政人員/集團優先認股權計劃 *續*　***(b) Executive / Group Share Option Plan*** *continued*

(二)年內無償授出之認股權詳列如下:

(ii) Details of share options granted during the year, all of which were granted for nil consideration:

行使期間	Exercise period	行使價 Exercise price	**2002 股數 Number**	2001 股數 Number
		£	**('000)**	('000)
2004年4月23日至2011年4月22日	23 Apr 2004 to 22 Apr 2011	8.71	–	1,211
2004年8月30日至2011年8月29日	30 Aug 2004 to 29 Aug 2011	8.23	–	3
2005年5月7日至2012年5月6日	7 May 2005 to 6 May 2012	8.41	**1,100**	–
			1,100	1,214

(三)於結算日之認股權

(iii) Terms of share options at balance sheet date

行使期間	Exercise period	行使價 Exercise price	**2002 股數 Number**	2001 股數 Number
		£	**('000)**	('000)
2002年3月29日至2009年3月28日	29 Mar 2002 to 28 Mar 2009	6.38	**1,695**	2,373
2003年4月3日至2010年4月2日	3 Apr 2003 to 2 Apr 2010	7.46	**1,082**	1,106
2004年4月23日至2011年4月22日	23 Apr 2004 to 22 Apr 2011	8.71	**1,158**	1,179
2004年8月30日至2011年8月29日	30 Aug 2004 to 29 Aug 2011	8.23	**3**	3
2005年5月7日至2012年5月6日	7 May 2005 to 6 May 2012	8.41	**1,081**	–
			5,019	4,661

(四)年內行使之認股權詳列如下:

(iv) Details of share options exercised during the year:

行使期間	Exercise period	行使價 Exercise price	認購金額 Proceeds received	**2002 股數 Number**	2001 股數 Number
		£	(£'000)	**('000)**	('000)
2001年1月1日至2001年12月31日	1 Jan 2001 to 31 Dec 2001	7.46	4	–	1
2002年1月1日至2002年12月31日	1 Jan 2002 to 31 Dec 2002	6.38	4,182	**656**	–
				656	1

36. 證券形式之報酬 續

(丙) 有限制股份計劃

有限制股份計劃自一九九六年起實行有條件授出股份獎勵。行使條件包括達到滙豐集團之目標。本集團攤分購買有關股份以供授出股份獎勵之成本在損益賬內支銷。

36. Stock-based compensation *continued*

(c) Restricted Share Plan

Conditional awards under the Restricted Share Plan have been in operation since 1996. Vesting criteria is based on attaining the HSBC Group targets. The amount charged to profit and loss account represent the Group's share of cost for acquisition of shares for conditional awards under this scheme.

		2002 股數 **Number**	2001 股數 Number
		('000)	('000)
於一月一日	At 1 January	**203**	140
年內增加	Additions during the year	**99**	74
減: 本年度發出	Less: Released in the year	**(26)**	(11)
減: 本年度作廢	Less: Lapsed in the year	**–**	–
於十二月三十一日	At 31 December	**276**	203

		2002	2001
支取損益賬金額	Amounts charged to profit and loss account	**4**	3

有限制股份計劃下授出有條件股份獎勵而購入之股份之加權平均購入價為七點七四英磅(二零零一年: 七點五五英磅)。於二零零二年十二月三十一日滙豐控股有限公司股份之收市價為六點八七英磅(二零零一年: 八點零六英磅)。

The weighted average purchase price for shares purchased for conditional awards under the Restricted Share Plan is £7.74 (2001: £7.55). The closing price of the HSBC Holdings plc share at 31 December 2002 was £6.87 (2001: £8.06).

於二零零二年十二月三十一日授出股份獎勵之加權平均到達行使期間為二點六三年(二零零一年: 二點七二年)。

The weighted average remaining vesting period as at 31 December 2002 was 2.63 years (2001: 2.72 years).

37. 跨國債權

跨國債權包括應收款項和貸款、銀行存放同業結餘及持有存款證、票據、本票、商業票據和其他可轉讓債務工具及包括上述資產之應計利息與過期未付利息。債權分類是依照交易對手所在之地區、經計及風險轉移因素後而劃定。若債權之擔保人所在地有異於交易對手所在之地區，則風險轉移至擔保人之所在地區。若屬銀行或金融機構分行之債權，其風險將會轉移至該銀行或金融機構之總行所在地區。個別國家或區域其經計及風險轉移後佔跨國債權總額百分之十或以上之債權總額詳列如下：

37. Cross border claims

Cross border claims include receivables and loans and advances, balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments and also include accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross border claims are shown as follows:

二零零二年	2002	同業及其他金融機構 Banks & Other Financial Institutions	公營機構 Public Sector Entities	其他 Other	合計 Total
不包括香港在內的亞太區	**Asia Pacific excluding Hong Kong**				
◦ 澳洲	◦ Australia	19,259	2,819	2,265	24,343
◦ 其他	◦ Other	24,228	841	3,175	28,244
		43,487	**3,660**	**5,440**	**52,587**
美洲	**The Americas**				
◦ 加拿大	◦ Canada	11,105	7,699	440	19,244
◦ 其他	◦ Other	6,136	4,557	7,199	17,892
		17,241	**12,256**	**7,639**	**37,136**
西歐	**Western Europe**				
◦ 德國	◦ Germany	21,349	1,312	548	23,209
◦ 英國	◦ United Kingdom	22,623	–	4,051	26,674
◦ 其他	◦ Other	47,654	2,557	2,810	53,021
		91,626	**3,869**	**7,409**	**102,904**

37. 跨國債權 續

37. Cross border claims *continued*

二零零一年	2001	同業及其他金融機構 Banks & Other Financial Institutions	公營機構 Public Sector Entities	其他 Other	合計 Total
不包括香港在內的亞太區	**Asia Pacific excluding Hong Kong**				
◦ 澳洲	◦ Australia	17,850	1,260	1,691	20,801
◦ 其他	◦ Other	33,442	2,283	2,707	38,432
		51,292	3,543	4,398	59,233
美洲	**The Americas**				
◦ 加拿大	◦ Canada	15,982	3,752	349	20,083
◦ 其他	◦ Other	6,737	1,343	7,538	15,618
		22,719	5,095	7,887	35,701
西歐	**Western Europe**				
◦ 德國	◦ Germany	25,136	954	2	26,092
◦ 英國	◦ United Kingdom	20,465	–	1,903	22,368
◦ 其他	◦ Other	54,393	1,617	2,298	58,308
		99,994	2,571	4,203	106,768

38. 按類分析

(甲) 業務類別

按類分析下之收入劃分，是反映各業務類別或地理區域，透過內部資本分配和資金調撥機制獲分派之資本及其他資金所賺取之回報。成本分配則以各業務或區域之直接成本及分攤之管理費用計算。各類業務使用集團自置物業，按市值計算之租金反映於「其他業務」項下之跨業務收入及各業務類別之跨業務支出內。

恒生之主要業務分為五大類別。個人銀行業務為個人客戶（包括私人銀行客戶）提供銀行服務（包括存款、信用卡、按揭及其他零售貸款）及理財產品（包括保險及投資）。商業銀行業務負責促進中小型企業之客戶及提供貿易融資服務。工商及金融機構業務負責向大型企業及機構客戶提供服務。至於財資業務則從事同業及資本市場活動以及銀行本身之買賣，管理流動資金以及銀行業務所產生之其他涉及市場風險之持倉。其他業務主要包括管理股東資金、行址投資、物業投資及長期證券投資。

38. Segmental analysis

(a) By business segment

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective segments and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the "Other" segment and inter-segment expenses for the respective business segments.

The Group comprises five business segments. Personal financial services provides banking services (including deposits, credit cards, mortgages and other retail lending) and wealth management products (including insurance and investment) to personal customers. Commercial banking manages middle market and smaller corporate relationships and provides trade-related financial services. Corporate and institutional banking handles the relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the Bank and other market risk positions arising from banking activities. Other mainly represents shareholders' funds management and investments in premises, investment properties and long-term equities.

38. 按類分析 續 / 38. Segmental analysis *continued*

(甲) 業務類別 續 / *(a) By business segment continued*

二零零二年 / 2002

	個人銀行業務 Personal Financial Services	商業銀行業務 Commercial Banking	工商及金融機構業務 Corporate & Institutional Banking	財資業務 Treasury	其他業務 Other	跨業務收支抵銷 Inter-segment Elimination	合計 Total
收入及支出 Income and expenses							
淨利息收入 Net interest income	6,583	1,023	640	1,731	828	–	10,805
營業收入 Operating income	2,422	881	253	350	376	–	4,282
跨業務收入 Inter-segment income	–	–	–	–	408	(408)	–
總營業收入 Total operating income	9,005	1,904	893	2,081	1,612	(408)	15,087
營業支出* Operating expenses *	(2,450)	(803)	(111)	(132)	(336)	–	(3,832)
跨業務支出 Inter-segment expenses	(327)	(67)	(8)	(6)	–	408	–
扣除準備金前之營業溢利 Operating profit before provisions	6,228	1,034	774	1,943	1,276	–	11,255
呆壞賬準備 Provisions for bad and doubtful debts	(785)	48	166	–	–	–	(571)
營業溢利 Operating profit	5,443	1,082	940	1,943	1,276	–	10,684
有形固定資產及長期投資之溢利 Profits on tangible fixed assets and long-term investments	21	28	–	45	367	–	461
重估物業淨減值 Net deficit on revaluation of property	–	–	–	–	(36)	–	(36)
應佔聯營公司之溢利 Share of profits of associated companies	88	–	–	–	45	–	133
除稅前一般業務溢利 Profit on ordinary activities before tax	5,552	1,110	940	1,988	1,652	–	11,242
營業溢利不包括跨業務交易 Operating profit excluding inter-segment transactions	5,770	1,149	948	1,949	868	–	10,684
** 包括折舊 * Including depreciation*	(125)	(22)	(3)	(2)	(200)	–	(352)
總資產 Total assets	137,762	25,937	64,783	222,879	23,241	–	474,602
總負債 Total liabilities	317,076	70,538	11,746	8,360	22,874	–	430,594
聯營公司投資 Investments in associated companies	–	–	–	–	672	–	672
年內資本開支 Capital expenditure incurred during the year	120	21	4	2	48	–	195

38. 按類分析 *續*
(甲)業務類別 *續*
二零零一年

38. Segmental analysis *continued*
(a) By business segment *continued*
2001

	個人銀行業務 Personal Financial Services	商業銀行業務 Commercial Banking	工商及金融機構業務 Corporate & Institutional Banking	財資業務 Treasury	其他業務 Other	跨業務收支抵銷 Inter-segment Elimination	合計 Total
收入及支出 **Income and expenses**							
淨利息收入 Net interest income	6,700	1,108	732	1,667	1,453	–	11,660
營業收入 Operating income	2,073	907	288	278	401	–	3,947
跨業務收入 Inter-segment income	–	–	–	–	415	(415)	–
總營業收入 Total operating income	8,773	2,015	1,020	1,945	2,269	(415)	15,607
營業支出* Operating expenses *	(2,691)	(825)	(104)	(119)	(365)	–	(4,104)
跨業務支出 Inter-segment expenses	(324)	(75)	(9)	(7)	–	415	–
扣除準備金前之營業溢利 Operating profit before provisions	5,758	1,115	907	1,819	1,904	–	11,503
呆壞賬準備 Provisions for bad and doubtful debts	(573)	38	81	–	30	–	(424)
營業溢利 Operating profit	5,185	1,153	988	1,819	1,934	–	11,079
有形固定資產及長期投資之溢利 Profits on tangible fixed assets and long-term investments	17	39	–	113	224	–	393
重估物業淨減值 Net deficit on revaluation of property	–	–	–	–	(14)	–	(14)
應佔聯營公司之溢利 Share of profits of associated companies	7	–	–	–	49	–	56
除稅前一般業務溢利 Profit on ordinary activities before tax	5,209	1,192	988	1,932	2,193	–	11,514
營業溢利不包括跨業務交易 *Operating profit excluding inter-segment transactions*	5,509	1,228	997	1,826	1,519	–	11,079
**包括折舊* ** Including depreciation*	(136)	(33)	(3)	(2)	(212)	–	(386)
總資產 **Total assets**	136,233	22,692	63,108	226,656	26,098	–	474,787
總負債 **Total liabilities**	308,404	69,101	16,412	10,022	25,777	–	429,716
聯營公司投資 **Investments in associated companies**	89	–	–	–	685	–	774
年內資本開支 **Capital expenditure incurred during the year**	114	20	1	3	55	–	193

38. 按類分析 續 38. Segmental analysis *continued*

(乙)地理區域分類 (b) By geographical region

地理區域分類乃按附屬公司之主要營業地點或按銀行負責滙報業績或貸出款項之總行或分行所在地劃分。

Geographical segments are classified by the location of the principal opeartions of the subsidiary companies or, in the case of the Bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

		2002		2001	
			%		%
總營業收入（已扣除利息支出）	**Total operating income (net of interest expense)**				
香港	Hong Kong	**13,293**	**88**	14,227	91
美洲	Americas	**1,721**	**11**	1,307	8
其他	Other	**73**	**1**	73	1
		15,087	**100**	15,607	100
除稅前一般業務溢利	**Profit on ordinary activities before tax**				
香港	Hong Kong	**9,474**	**84**	10,097	88
美洲	Americas	**1,699**	**15**	1,261	11
其他	Other	**69**	**1**	156	1
		11,242	**100**	11,514	100
年內資本開支	**Capital expenditure incurred during the year**				
香港	Hong Kong	**187**	**96**	190	98
美洲	Americas	**1**	**1**	1	1
其他	Other	**7**	**3**	2	1
		195	**100**	193	100
總資產	**Total assets**				
香港	Hong Kong	**394,113**	**83**	370,489	78
美洲	Americas	**72,359**	**15**	98,145	21
其他	Other	**8,130**	**2**	6,153	1
		474,602	**100**	474,787	100
總負債	**Total liabilities**				
香港	Hong Kong	**415,857**	**97**	415,739	97
美洲	Americas	**9,444**	**2**	10,068	2
其他	Other	**5,293**	**1**	3,909	1
		430,594	**100**	429,716	100
或有債務及承擔	**Contingent liabilities and commitments**				
香港	Hong Kong	**106,470**	**99**	100,704	99
美洲	Americas	**–**	**–**	–	–
其他	Other	**1,092**	**1**	597	1
		107,562	**100**	101,301	100

39. 行政人員貸款

根據香港公司條例第161B節規定，本行行政人員貸款摘要公佈如下：

39. Loans to officers

Particulars of loans to officers of the Bank disclosed pursuant to section 161B of the Hong Kong Companies Ordinance:

		於十二月三十一日有關貸款之總結欠 Aggregate amount of relevant loans outstanding at 31 December		年中有關貸款之最高總結欠 Maximum aggregate amount of relevant loans outstanding during the year	
		2002	2001	**2002**	2001
由銀行借出	By the Bank	**47**	67	**88**	93

40. 資本充足比率

根據香港金融管理局發出之「就市場風險維持充足資本」指引之規定，本集團於十二月三十一日之經調整市場風險資本充足比率如下：

40. Capital adequacy ratios

The Group's capital adequacy ratios adjusted for market risk at 31 December, calculated in accordance with the guideline "Maintenance of Adequate Capital Against Market Risk" issued by the Hong Kong Monetary Authority, are as follows:

		2002	2001
經調整總資本比率	Adjusted total capital ratio	**14.2%**	15.3%
經調整第一級資本比率	Adjusted tier 1 capital ratio	**11.9%**	12.3%

根據香港銀行業條例附表三之準則計算，本集團於十二月三十一日之資本充足比率為：

The Group's capital adequacy ratios at 31 December, calculated in accordance with the Third Schedule of the Hong Kong Banking Ordinance, are as follows:

		2002	2001
總資本比率	Total capital ratio	**14.2%**	15.3%
第一級資本比率	Tier 1 capital ratio	**11.9%**	12.3%

41. 流動資金比率

根據香港銀行業條例附表四之準則計算，本集團之全年平均流動資金比率為：

41. Liquidity ratio

The Group's average liquidity ratio for the year, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

		2002	2001
本行及其經營銀行業務之主要附屬公司	The Bank and its major banking subsidiaries	**44.4%**	45.6%

42. 有關連人士之重大交易

(甲) 直屬控股公司及同母系附屬公司

於二零零二年，本集團按正常之銀行業務經營範圍與直屬控股公司及同母系附屬公司進行業務交易，其中包括同業存款、同業放款及資產負債表以外之交易。此等活動均按當時之市場價格進行。此外，集團亦按其正常業務經營範圍參與經由直屬控股公司安排下之若干結構融資交易。

本集團使用直屬控股公司之電子資料處理服務並與其共用自動櫃員機網絡，是按其成本收回基礎計算費用。此外，本集團亦將其中一個職員退休福利計劃經由同母系附屬公司擔任承保人及管理人，同時亦為一同母系附屬公司代理銷售強制性公積金產品。

本年度內由此等交易所產生之總收支及與有關機構之存欠結餘及資產負債表以外之總合約金額如下：

42. Material related-party transactions

(a) Immediate holding company and fellow subsidiary companies

In 2002, the Group entered into transactions with its immediate holding company and fellow subsidiary companies in the ordinary course of its interbank activities including the acceptance and placement of interbank deposits, correspondent banking transactions and off-balance sheet transactions. The activities were priced at the relevant market rates at the time of the transactions. The Group participated, in its ordinary course of business, certain structured finance deals arranged by its immediate holding company.

The Group used the information technology and certain processing services of and shared an automated teller machine network with its immediate holding company on a cost recovery basis. The Group also maintained a staff retirement benefit scheme for which a fellow subsidiary company acts as insurer and administrator and acted as agent for the marketing of Mandatory Provident Fund products for a fellow subsidiary company.

The aggregate amount of income and expenses arising from these transactions during the year, and the balances of amounts due to and from relevant related parties and the total contract sum of off-balance sheet transactions at the end of the year are as follows:

全年收支結算　Income and expenses for the year

		集團 Group	
		2002	2001
利息收入	Interest income	**263**	443
利息支出	Interest expense	**15**	51
其他營業收入	Other operating income	**78**	169
營業支出	Operating expenses	**570**	847

於十二月三十一日結餘　Balances at 31 December

與直屬控股公司及同母系附屬公司有關資產負債表項目之資料列於附註17「存／欠直屬控股公司及同母系附屬公司」。而有關資產負債表以外項目之合約金額、信貸之相等金額及風險加權金額之資料詳列如下：

Details of balances due from and due to the immediate holding company and fellow subsidiary companies are set out in note17 "Amounts due from/to immediate holding company and fellow subsidiary companies". Details of contract amount, credit equivalent amount and risk-weighted amount of off-balance sheet transactions with immediate holding company and fellow subsidiary companies are set out below:

		集團 Group		
		合約金額 Contract amount	信貸之相等金額 Credit equivalent amount	風險加權金額 Risk-weighted amount
利率及滙率合約：	Interest rate and exchange rate contracts:			
二零零二年	**2002**	**25,558**	**443**	**89**
二零零一年	2001	21,580	317	63

42. 有關連人士之重大交易 續

(乙) 聯營公司

本集團給予一聯營公司一項免息股東貸款，於二零零二年十二月三十一日之結餘為港幣二億零八百萬元（二零零一年：港幣二億零八百萬元）。本行為一聯營公司作人壽保險產品之銷售代理，是年度內所收取之代理佣金合共為港幣二億五千五百萬元（二零零一年：港幣二億五千七百萬元）。

(丙) 最終控股公司

於二零零二年，與本集團最終控股公司並無進行任何交易（與二零零一年相同）。

(丁) 主要行政人員

於二零零二年，本行及其控股公司之主要行政人員及其有關連人士並無重大交易（與二零零一年相同）。

42. Material related-party transactions *continued*

(b) Associated companies

The Group maintains an interest-free shareholders' loan to an associated company. The balance at 31 December 2002 was HK$208 million (2001: HK$208 million). The Bank acted as agent for the marketing of life insurance products for an associated company. Total agency commissions received during the year amounted to HK$255 million (2001: HK$257 million).

(c) Ultimate holding company

In 2002, no transaction was conducted with the Bank's ultimate holding company (unchanged from 2001).

(d) Key management personnel

In 2002, no material transaction was conducted with key management personnel of the Bank and its holding companies and parties related to them (unchanged from 2001).

---

43. 比較數字

由於採用香港會計實務準則第十五號「現金流量結算表」（二零零一年修訂），綜合現金流量結算表之項目分類及列示方式作出變更。現金流量項目之已繳稅款、投資回報及融資利息已重新分類為營業、投資及融資活動項目。比較數字已重新分類，以符合是年度之賬項安排。

43. Comparative figures

The presentation and classification of items in the consolidated cash flow statement have been changed due to the adoption of the requirements of Hong Kong Statement of Standard Accounting Practice 15 (revised 2001)"Cash flow statements". As a result, cash flow items from taxation, returns on investments and servicing of finance have been classified into operating, investing and financing activities respectively. Comparative figures have been reclassified to conform with the current year's presentation.

---

44. 最終控股公司

恒生銀行之最終控股公司為於英國註冊之滙豐控股有限公司。

44. Ultimate holding company

The ultimate holding company of the Bank is HSBC Holdings plc, which is incorporated in England.

---

45. 賬項通過

本賬項已於二零零三年三月三日經董事會通過及核准發佈。

45. Approval of accounts

The accounts were approved and authorised for issue by the Board of Directors on 3 March 2003.

核數師報告書

致恒生銀行有限公司(於香港註冊成立之有限公司)各股東:

本核數師已審核刊於第九十三頁至第一百六十九頁根據香港公認會計原則而編製之賬項。

董事及核數師之責任

香港公司條例規定董事須編製賬項以顯示真實公平之財務狀況。在編製該等賬項時,董事必須貫徹採用適當之會計政策,作出審慎而合理之判斷及估計,並説明任何未有遵守現行會計準則之原因。

本核數師之責任乃根據審核工作之結果,對該等賬項作出獨立意見,並向股東報告。

意見之基礎

本核數師乃按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關之憑證,亦包括評估董事於編製該等賬項時所作之重要估計及判斷、所釐定之會計政策是否適合恒生銀行及其集團之具體情況及有否貫徹運用並作出足夠的披露。

本核數師於策劃及進行審核工作時,已力求取得一切認為必需之資料及解釋,使能獲得充份之憑證,從而就該等賬項是否免除重大之錯誤陳述作合理之確定。在作出意見時,本核數師亦已衡量該等賬項所載資料在整體上是否足夠。本核數師相信審核工作已為下列意見建立合理之基礎。

意見

依照本核數師之意見,該賬項足以顯示恒生銀行及其集團在二零零二年十二月三十一日真實公平之財務狀況,及結至該日止之集團全年溢利及現金流量,並已按照香港公司條例適當編製。

畢馬威會計師事務所
香港執業會計師
香港 二零零三年三月三日

Auditors' Report to the Shareholders of Hang Seng Bank Limited

(incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 93 to 169 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Bank and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Bank and of the Group as at 31 December 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

Hong Kong, 3 March 2003

二零零二年十二月三十一日	At 31 December 2002	股東 Shareholders 數目 Number	股東 Shareholders 佔總數百分比 Percentage of total	每股面值港幣五元之股份 Shares of HK$5 each 股數(百萬) Number in millions	每股面值港幣五元之股份 Shares of HK$5 each 佔總數百分比 Percentage of total
持有股數	**Number of Shares Held**				
1 - 500	1 - 500	5,812	30.78	1.4	0.07
501 - 2,000	501 - 2,000	6,173	32.70	7.4	0.39
2,001 - 5,000	2,001 - 5,000	3,280	17.37	11.0	0.58
5,001 - 20,000	5,001 - 20,000	2,704	14.32	27.6	1.44
20,001 - 50,000	20,001 - 50,000	592	3.14	18.4	0.96
50,001 - 100,000	50,001 - 100,000	162	0.86	11.6	0.61
100,001 - 200,000	100,001 - 200,000	80	0.42	11.6	0.61
超過 200,000	Over 200,000	77	0.41	1,822.8	95.34
		18,880	100.00	1,911.8	100.00

地區分佈	**Geographical Distribution**				
香港	Hong Kong	18,458	97.77	1,908.9	99.85
馬來西亞	Malaysia	95	0.50	0.7	0.04
新加坡	Singapore	56	0.30	0.7	0.04
澳門	Macau	43	0.23	0.2	0.01
加拿大	Canada	65	0.34	0.3	0.01
英國	United Kingdom	54	0.29	0.1	0.01
美國	United States of America	48	0.25	0.4	0.02
澳洲	Australia	40	0.21	0.3	0.01
其他地區	Others	21	0.11	0.2	0.01
		18,880	100.00	1,911.8	100.00

附屬公司	Subsidiaries
銀業聯合保險有限公司	Bankers Alliance Insurance Company Limited
Beautiful Fountain Investment Company Limited	Beautiful Fountain Investment Company Limited
志輝投資有限公司	Cheer Free Investments Limited
輝昌企業有限公司	Fulcher Enterprises Company Limited
正鋒投資有限公司	Full Wealth Investment Limited
恒致利有限公司	Hang Che Lee Company, Limited
恒生資產管理(私人)有限公司	Hang Seng Asset Management Pte Ltd
恒生銀行(巴哈馬)有限公司	Hang Seng Bank (Bahamas) Limited
恒生銀行信託有限公司	Hang Seng Bank (Trustee) Limited
恒生銀行信託(巴哈馬)有限公司	Hang Seng Bank Trustee (Bahamas) Limited
恒生金業有限公司	Hang Seng Bullion Company Limited
恒生存款有限公司	Hang Seng Credit Limited
恒生存款(巴哈馬)有限公司	Hang Seng Credit (Bahamas) Limited
恒生信用咭有限公司	Hang Seng Credit Card Limited
恒生資訊服務有限公司	Hang Seng Data Services Limited
恒生財務有限公司	Hang Seng Finance Limited
恒生財務(巴哈馬)有限公司	Hang Seng Finance (Bahamas) Limited
恒生財經資訊有限公司	Hang Seng Financial Information Limited
恒生期貨有限公司	Hang Seng Futures Limited
恒生保險有限公司	Hang Seng Insurance Company Limited
恒生保險(巴哈馬)有限公司	Hang Seng Insurance (Bahamas) Limited
恒生投資管理有限公司	Hang Seng Investment Management Limited
恒生投資服務有限公司	Hang Seng Investment Services Limited
恒生人壽保險有限公司	Hang Seng Life Limited
恒生(代理人)有限公司	Hang Seng (Nominee) Limited
恒生物業管理有限公司	Hang Seng Real Estate Management Limited
恒生保安管理有限公司	Hang Seng Security Management Limited
恒生證券有限公司	Hang Seng Securities Limited
恒順利有限公司	Hang Shun Lee Company, Limited
恒生國際管理有限公司	Haseba International Management Limited
恒生投資有限公司	Haseba Investment Company Limited
Haseba Properties Holdings (USA) Inc.	Haseba Properties Holdings (USA) Inc.
Haseba Real Estate (USA) Inc.	Haseba Real Estate (USA) Inc.
Hayden Lake Limited	Hayden Lake Limited
高泰投資有限公司	High Time Investments Limited
恒指國際有限公司	HSI International Limited
恒指服務有限公司	HSI Services Limited
Imenson Limited	Imenson Limited
宏略投資有限公司	Mightyway Investments Limited
永年廣告有限公司	Perpetual Publicity Limited
Silver Jubilee Limited	Silver Jubilee Limited
巧玉投資有限公司	Wide Cheer Investment Limited
恩年發展有限公司	Yan Nin Development Company Limited

組織摘要 CORPORATE INFORMATION

董事會 Board of Directors

名譽董事長 Honorary Chairman

利國偉 The Honourable Lee Quo-Wei GBM, JP

董事長 Chairman

艾爾敦 D G Eldon JP

副董事長 Vice-Chairman

鄭海泉 Vincent H C Cheng OBE, JP

董事 Directors

陳祖澤 John C C Chan GBS, JP

鄭裕彤 Y T Cheng DPMS, DBA(Hon), LLD(Hon), DSSc(Hon)

何添 Ho Tim Chev Leg d'Hon, JP, DSSc(Hon), DBA(Hon), LLD(Hon)

許晉乾 Jenkin Hui

利定昌 Peter T C Lee JP

李家祥議員 The Hon Eric K C Li FHKSA, OBE, JP

羅康瑞 Vincent H S Lo GBS, JP

陸觀豪 Roger K H Luk BSocSc, MBA, FHKIB, MIMgt, JP

莫偉健 W K Mok FCCA, AHKSA, ACIS, ACIB

柯清輝 Raymond C F Or

彭世文 S C Penney

冼為堅 David W K Sin DSSc(Hon)

鄧日燊 Richard Y S Tang MBA, BBS, JP

秘書 Secretary

馬廣榮 K W Ma FCCA, FCIS, AHKSA, ACIB, MHKSI

註冊辦事處 Registered Office

香港德輔道中八十三號
電話:(852) 2198 1111
圖文傳真:(852) 2868 4047
直線電報:73311 73323 75225 63030
環球財務電訊:HASE HK HH
電報:HASEBA
網址:http://www.hangseng.com

83 Des Voeux Road Central, Hong Kong
Telephone: (852) 2198 1111
Facsimile: (852) 2868 4047
Telex: 73311 73323 75225 63030
SWIFT: HASE HK HH
Cable: HASEBA
Website: http://www.hangseng.com

股份登記處
香港中央證券登記有限公司
香港灣仔皇后大道東一八三號
合和中心十九樓一九零一至五室

Registrars
Computershare Hong Kong Investor Services Limited
Rooms 1901-5, Hopewell Centre, 19th Floor,
183 Queen's Road East, Wanchai, Hong Kong

美國預託證券託管處
The Bank of New York (紐約銀行)
American Depositary Receipts
101 Barclay Street, 22W
New York NY 10286, USA
網址:http://www.adrbny.com
(美國境內免費電話): 1-888-269-2377

Depositary
The Bank of New York
American Depositary Receipts
101 Barclay Street, 22W
New York NY 10286, USA
Website: http://www.adrbny.com
(Toll free): 1-888-269-2377

日程表

二零零二年全年業績
於二零零三年三月三日公佈

二零零二年年報
於二零零三年三月下旬郵寄送交股東

股東週年常會
將於二零零三年四月二十二日召開

二零零二年第二次中期及特別中期股息*
於二零零三年三月三日公佈
將於二零零三年三月二十七日派發

二零零三年中期業績
約於二零零三年八月初公佈

二零零三年中期報告
約於二零零三年八月下旬郵寄送交股東

二零零三年第一次中期股息
約於二零零三年八月初公佈
約於二零零三年九月初派發

*本行將於二零零三年三月十九日(星期三)及三月二十日(星期四),暫停辦理股份過戶登記手續。為確保享有第二次中期股息及特別中期股息,股份過戶文件連同有關股票,必須於二零零三年三月十八日(星期二)下午四時或以前,送達香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室本行股份登記處,香港中央證券登記有限公司,辦理過戶手續。第二次中期股息及特別中期股息將於二零零三年三月二十七日(星期四)派發予二零零三年三月二十日(星期四)已在股東名冊內登記之股東。

CALENDAR

2002 Full Year Results
announced on 3 March 2003

2002 Annual Report
posted to shareholders in late March 2003

Annual General Meeting
to be held on 22 April 2003

2002 Second Interim and Special Interim Dividends*
announced on 3 March 2003
to be paid on 27 March 2003

2003 Half Year Results
to be announced around early August 2003

2003 Interim Report
to be posted to shareholders around late August 2003

2003 First Interim Dividend
to be announced around early August 2003
to be paid around early September 2003

**The Register of Shareholders of the Bank will be closed on Wednesday, 19 March 2003 and Thursday, 20 March 2003, during which no transfer of shares can be registered. To qualify for the second interim dividend and the special interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 pm on Tuesday, 18 March 2003. The second interim dividend and the special interim dividend will be payable on Thursday, 27 March 2003 to shareholders on the Register of Shareholders of the Bank on Thursday, 20 March 2003.*

設計: Sandy Choi Associates
攝影: 鄧鉅榮
本年報以環保紙印製

Concept and design: Sandy Choi Associates
Photography: Ringo Tang
Printed on environmentally friendly paper

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Hang Seng Bank Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

HANG SENG BANK

PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES AND AMENDMENT OF ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

Hang Seng Bank Limited

(Incorporated in Hong Kong with limited liability)

The notice convening an Annual General Meeting of Hang Seng Bank Limited (the "Bank") to be held on Tuesday, 22 April 2003 at 3:30 pm, at which, among others, the proposals relating to general mandates to issue shares and repurchase shares of the Bank and amendments to be made to the Articles of Association of the Bank will be considered, is set out on pages 6 to 12 of this circular.

The action to be taken by shareholders is set out on page 3 of this circular. Whether or not you propose to attend the Annual General Meeting you are requested to complete and return the form of proxy as instructed as soon as possible and in any event not less than 48 hours before the time appointed for holding the Annual General Meeting.

18 March 2003

Member HSBC *Group*

HANG SENG BANK LIMITED

(Incorporated in Hong Kong with limited liability)

Directors:
The Honourable Lee Quo-Wei GBM, JP,
Honorary Chairman
Mr D G Eldon JP, *Chairman*
Mr Vincent H C Cheng OBE, JP, *Vice-Chairman*
Mr John C C Chan GBS, JP*
Dr Y T Cheng DPMS, DBA(Hon), LLD(Hon), DSSc(Hon)*
Dr Ho Tim Chev Leg d'Hon, JP, DSSc(Hon), DBA(Hon), LLD(Hon)
Mr Jenkin Hui*
Mr Peter T C Lee JP*
Dr the Hon Eric K C Li FHKSA, OBE, JP*
Dr Vincent H S Lo GBS, JP
Mr Roger K H Luk BSocSc, MBA, FHKIB, MIMgt, JP
Mr W K Mok FCCA, AHKSA, ACIS, ACIB
Mr Raymond C F Or
Mr S C Penney
Dr David W K Sin DSSc(Hon)*
Mr Richard Y S Tang MBA, BBS, JP*

* *Independent non-executive Directors*

Registered Office:
83 Des Voeux Road Central
Hong Kong

18 March 2003

To the Shareholders

Dear Sir or Madam

PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES AND AMENDMENT OF ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to seek your approval of proposals to grant general mandates to issue shares and to repurchase shares and to amend the Articles of Association of the Bank and to provide you with information in connection with such proposals. Your approval will be sought at the Annual General Meeting of the Bank to be held on 22 April 2003.

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

At the Annual General Meeting of the Bank held on 23 April 2002, ordinary resolutions were passed giving general mandates to the Directors (i) to repurchase shares of the Bank on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") of up to 10 per cent of the aggregate nominal amount of the issued share capital of the Bank as at 23 April 2002; and (ii) to allot, issue and otherwise deal with additional shares up to a limit equal to (a) 10 per cent of the aggregate nominal amount of the shares of the Bank in issue as at 23 April 2002, plus (b) (authorised by a separate ordinary resolution as required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")) the nominal amount of any shares repurchased by the Bank pursuant to the mandate referred to in (i) above. No shares have been repurchased and no shares have been allotted, issued or otherwise dealt with pursuant to these mandates.

Under the terms of the Companies Ordinance (Cap 32) (the "Companies Ordinance") and the Listing Rules, these general mandates will lapse upon the conclusion of the forthcoming Annual General Meeting of the Bank to be held on 22 April 2003, unless renewed at that meeting. To keep in line with current corporate practice, resolutions will be proposed to renew these mandates and the explanatory statement giving certain information regarding the repurchase resolution as required under the Listing Rules is set out in the appendix to this circular.

AMENDMENT OF ARTICLES OF ASSOCIATION

According to new legislation which came into force, and the relevant amendments to the Listing Rules which became effective, in early 2002, the Bank (in accordance with the applicable laws of Hong Kong, its Articles of Association and the Listing Rules) may offer its shareholders (i) the choice to receive a summary financial report (the "Summary Financial Report") in place of the Annual Report and Accounts; (ii) the choice to choose not to receive a printed copy of the Summary Financial Report or the Annual Report and Accounts as well as notices and other documents and to receive such documents by means of electronic communication or to rely on the versions of these documents that will be published on the computer network or website of the Bank; and (iii) the choice of receiving documents in either the English or Chinese language only or in both the English and Chinese languages.

In order to achieve such flexibility, the Directors wish to seek the approval of shareholders at the forthcoming Annual General Meeting of the proposed amendments to the Articles of Association of the Bank which will enable the Bank, to the extent permitted by the Listing Rules, the laws of Hong Kong and the Articles of Association of the Bank, to offer shareholders the choices referred to in the paragraph above when it becomes desirable to do so. If the proposed amendments are approved by its shareholders, the Bank will assess the appropriateness of offering the relevant choices to its shareholders from time to time and will proceed with offering such choices when it is in the interests of the Bank and its shareholders to do so, such as where there can be significant cost-saving. It should be noted that even if shareholders vote in favour of the special resolution approving the proposed amendments and the Bank does proceed with offering these choices to its shareholders, they will still be able to choose to receive printed copies of the Annual Report and Accounts, notices and other documents issued by the Bank.

In addition, it is proposed that certain technical amendments be made to the notice provisions of the Articles of Association of the Bank.

The full text of the proposed amendments to the Articles of Association of the Bank are set out in the notice of the Annual General Meeting of the Bank set out on pages 6 to 12 of this circular.

ACTION TO BE TAKEN

A notice of the Annual General Meeting of the Bank for 2003 is set out on pages 6 to 12 of this circular. At the Annual General Meeting, ordinary resolutions, among others, will be proposed to:

(a) grant the Directors a general mandate to allot, issue and deal with additional shares up to an aggregate nominal amount not exceeding 10 per cent of the aggregate nominal amount of the issued share capital of the Bank as at the date of the resolution;

(b) grant the Directors a general mandate to repurchase on the Stock Exchange shares representing up to 10 per cent of the aggregate nominal amount of the issued share capital of the Bank as at the date of the resolution (the "Repurchase Mandate"); and

(c) increase the nominal amount of shares which the Directors may issue under the general mandate referred to in paragraph (a) above, by the aggregate nominal amount of shares so repurchased (up to a maximum of 10 per cent of the aggregate nominal amount of the issued share capital of the Bank as at the date of the resolution).

In addition, a special resolution will be proposed to amend the Articles of Association of the Bank for the purposes as stated in the paragraph headed "Amendment of Articles of Association" above.

Enclosed with the Annual Report and Accounts for the year ended 31 December 2002 is a form of proxy for use at the Annual General Meeting. Whether or not you intend to attend the Annual General Meeting, you are requested to complete the form of proxy and return it to the Company Secretary Department, Hang Seng Bank Limited, at 83 Des Voeux Road Central, Hong Kong so as to be received not less than 48 hours before the time appointed for holding of the Annual General Meeting. The return of a form of proxy will not preclude a shareholder from attending and voting in person.

RECOMMENDATION

The Directors believe that the proposed general mandate to issue shares of the Bank and the Repurchase Mandate and the proposed amendments to the Articles of Association of the Bank are in the best interests of the Bank as well as its shareholders. Accordingly, the Directors recommend that all shareholders vote in favour of the resolutions to be proposed at the Annual General Meeting.

Yours faithfully

David Eldon
Chairman

The Appendix serves as an explanatory statement, as required by the Listing Rules, and also a memorandum of the terms of a proposed purchase, as required by section 49BA(3)(b) of the Companies Ordinance, to provide information to you with regard to the Repurchase Mandate.

1. SHARE CAPITAL

As at 13 March 2003 (the latest practicable date prior to the printing of this circular), the issued share capital of the Bank comprised 1,911,842,736 shares of HK$5 each (the "Shares"). Subject to the passing of the necessary ordinary resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, exercise in full of the Repurchase Mandate could accordingly result in up to 191,184,273 Shares being repurchased by the Bank during the course of the period prior to the next annual general meeting to be held in 2004.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Bank and its shareholders to have a general authority from shareholders to enable the Directors to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Bank and/or net assets per Share and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Bank and its shareholders.

3. FUNDING OF REPURCHASES

Repurchases of Shares will be funded entirely from the Bank's available cash flow or working capital facilities, and will, in any event, be made out of funds legally available for the purchase in accordance with the Memorandum and Articles of Association of the Bank and the applicable laws of Hong Kong.

The Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Bank or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Bank. However, there might be a material adverse effect on the working capital requirements or gearing levels of the Bank (as compared with the position disclosed in the audited accounts contained in the Annual Report for the year ended 31 December 2002) in the event that the Repurchase Mandate is exercised in full at any time.

4. GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their associates, have any present intention to sell any Shares to the Bank if the Repurchase Mandate is approved by shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

The Directors are not aware of any consequences which could arise under the Hong Kong Code on Takeovers and Mergers (the "Takeover Code") as a consequence of any repurchases pursuant to the Repurchase Mandate. As at 13 March 2003 (the latest practicable date prior to the printing of this circular), The Hongkong and Shanghai Banking Corporation Limited beneficially owned Shares representing 62.14 per cent of the issued share capital of the Bank. If the Directors were to exercise the Repurchase Mandate in full, such Shares would represent approximately 69.05 per cent of the issued share capital of the Bank. Such an increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeover Code.

No purchase has been made by the Bank of its Shares in the six months prior to the date of this circular (whether on the Stock Exchange or otherwise).

The Hongkong and Shanghai Banking Corporation Limited, the immediate holding company of the Bank, has undertaken not to sell any Shares to the Bank under the Repurchase Mandate if the Repurchase Mandate is approved by shareholders and exercised by the Directors. Save as aforesaid, no connected person (as defined in the Listing Rules) has notified the Bank that he or she has a present intention to sell Shares to the Bank, or has undertaken not to sell any Shares to the Bank, if the Repurchase Mandate is approved by shareholders.

5. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months were as follows:

	Highest *HK$*	Lowest *HK$*
March 2002	91.75	85.00
April 2002	89.25	82.50
May 2002	93.75	86.00
June 2002	88.25	81.50
July 2002	87.00	81.50
August 2002	89.50	83.00
September 2002	85.75	80.75
October 2002	86.75	80.75
November 2002	87.50	83.75
December 2002	86.75	82.75
January 2003	86.25	82.50
February 2003	85.25	82.00

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Shareholders of the Bank will be held at the Penthouse of Hang Seng Bank Headquarters, 83 Des Voeux Road Central, Level 24, Hong Kong on Tuesday, 22 April 2003 at 3:30 pm to transact the following ordinary business:

(1) to receive and consider the Statement of Accounts and the Reports of the Directors and of the Auditors for the year ended 31 December 2002;

(2) to elect Directors;

(3) to reappoint the Auditors and to authorise the Directors to fix their remuneration;

and, by way of special business, to consider and, if thought fit, pass the following Resolutions:

AS ORDINARY RESOLUTIONS

(4) THAT

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting;

(5) THAT

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the

Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong);

(6) THAT the Directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution 5 in the notice of the meeting of which this resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution;

AS SPECIAL RESOLUTION

(7) THAT the Articles of Association of the Company be and they are hereby amended in the following manner:

(a) By inserting the following new definition for "Electronic Communication" after the existing definition for "Newspaper" in Article 2:

"Electronic communication	A communication sent by electronic transmission in any form through any medium."

(b) By deleting the following paragraph in Article 2:

"Writing shall include printing and lithography and any other mode or modes of representing or reproducing words in a visible form."

and substituting therefor the following:

"Writing or printing shall include writing, printing, lithography, photography, typewriting, photocopies, telecopier messages and every other mode of representing words or figures in a visible form (including an electronic communication)."

(c) By inserting the following additional paragraph at the end of Article 2:

"References to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not."

(d) By deleting Article 143 in its entirety and substituting therefor the following new Articles 143, 143A and 143B:

"143. The Directors shall from time to time in accordance with the Statutes, cause to be prepared and to be laid before the Company in Annual General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are prescribed by the Statutes. Copies of all such documents and any other documents required by law to be annexed thereto (collectively the "Relevant Financial Documents") shall not less than twenty-one days before the date of the meeting before which they are to be laid be sent to all the members and to the Auditors as required by and subject to the provisions of the Statutes.

143A. To the extent permitted by and subject to due compliance with the Statutes and other applicable laws, rules and regulations, and to obtaining all necessary consents, if any, required thereunder, the requirements in Article 143 shall be deemed satisfied in relation to any member if the Company send to the member, instead of a copy of the Relevant Financial Documents, a summary financial report derived from the Relevant Financial Documents which shall be in the form and containing the information required by applicable laws, rules and regulations, provided that any person who is otherwise entitled to the Relevant Financial Documents may, if he so requires and in accordance with the Statutes and other applicable laws, rules and regulations, by notice in writing served on the Company, demand that the Company send to him, in addition to a summary financial report, a complete printed copy of the Relevant Financial Documents.

143B. The requirement to send to a member the Relevant Financial Documents as referred to in Article 143 or a summary financial report in accordance with Article 143A shall be deemed satisfied where, in accordance with the Statutes and other applicable laws, rules and regulations, the Company publishes copies of the Relevant Financial Documents and, if applicable, a summary financial report complying with Article 143A, on the Company's computer network or its website or in any other permitted manner (including by sending any form of electronic communication), and that member has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of the Relevant Financial Documents or summary financial report."

(e) By deleting Article 145 in its entirety and substituting therefor the following:

"145. Any notice or other document to be given or issued by the Company to a member, whether or not under the Statutes, other applicable laws, rules and regulations or these Articles, shall be given in writing or by cable, telex or facsimile transmission message, any form of electronic communication or transmission or in any other form of permitted means of communication and any such notice and document may be served or delivered by the Company on or to any member (i) personally or (ii) by sending it through the post in a prepaid letter, envelope or wrapper addressed to such member at his registered address as appearing in the register of members, whether in or outside Hong Kong, or by delivering it or leaving it at such registered address as aforesaid or (iii) as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by that member to the Company for the giving of notice or document to that member or (iv) (in the case of a notice) by advertisement in an English language daily newspaper and a Chinese language daily newspaper circulating in Hong Kong or (v) subject to due compliance with the Statutes and other applicable laws, rules and regulations, by publishing it on the Company's computer network or its website, giving access to such network or website to the member and giving to the member a notice stating that the notice or other document is available there (a "notice of availability") or (vi) in any other permitted manner from time to time."

(f) By deleting Article 146 in its entirety and substituting therefor the following:

"146. All notices and documents to be given to the members shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the register of members, and any notice so given shall be sufficient notice to the holders of such share."

(g) By deleting Article 148 in its entirety and substituting therefor the following new Articles 148 and 148A:

"148. A notice or other document may be given by or on behalf of the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member in such manner as provided in Article 145 in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

148A. Any notice or other document delivered or sent to any member in such manner as provided in Article 145 in pursuance of these presents shall, notwithstanding that such member be then deceased, suffering from mental disorder or bankrupt and whether or not the Company has notice of his death, mental disorder or bankruptcy, be deemed to have been duly served in respect of any registered shares whether held solely or jointly with other persons by such member until some other person is registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these presents be deemed a sufficient service of such notice or document on his personal representatives and all persons (if any) jointly interested with him in any such shares."

(h) By deleting Article 150 in its entirety and substituting therefor the following:

"150. Any notice or other document given or issued by the Company:

(i) if served by post, shall be deemed to have been served at the expiration of forty-eight hours after the envelope or wrapper containing the same is posted and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or other document was properly prepaid, addressed and posted (in the case of an address outside Hong Kong by air-mail postage prepaid where air-mail posting from Hong Kong to such place is available) and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(ii) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice or document placed on the Company's computer network or website is deemed given by the Company to a member on the day on which a notice of availability is deemed served on the member;

(iii) if served or delivered in any other manner contemplated by these Articles other than by advertisement in newspapers in accordance with Article 145, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch or transmission; and in proving such service or delivery a certificate in writing signed by the Secretary or other person appointed by the Board as to the fact and time of such service, delivery, despatch or transmission shall be conclusive evidence thereof;

(iv) if served by advertisement in newspapers in accordance with Article 145, shall be deemed to have been served on the day on which the notice is first published; and

(v) may be given to a member either in the English language or the Chinese language only or in both the English language and Chinese language, subject to due compliance with the Statutes and other applicable laws, rules and regulations."

By Order of the Board

K W Ma
Secretary

Hong Kong, 3 March 2003

Notes:

1. *A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and (on a poll) vote instead of the shareholder; a proxy need not also be a shareholder of the Bank.*

2. *The Directors of the Company have declared a second interim dividend of HK$2.80 per share and a special interim dividend of HK$0.5 per share to mark the Bank's 70th Anniversary. The Register of Shareholders of the Bank will be closed on Wednesday, 19 March 2003 and Thursday, 20 March 2003, during which no transfer of shares can be registered. To qualify for the second interim dividend and the special interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 pm on Tuesday, 18 March 2003. The second interim dividend and the special interim dividend will be payable on Thursday, 27 March 2003 to shareholders on the Register of Shareholders of the Bank on Thursday, 20 March 2003.*

附註：

(一) 有資格出席上述常會及有投票權之股東，均可委派一位或多位代表出席及代其投票，代表人不必為本行股東。

(二) 恒生銀行董事會已宣佈派發第二次中期股息每股港幣二元八角，以及為慶祝本行成立七十周年而派發特別中期股息每股港幣五角。本行將於二零零三年三月十九日（星期三）及三月二十日（星期四），暫停辦理股份過戶登記手續。為確保享有該第二次中期股息及特別中期股息，股份過戶文件連同有關股票，必須於二零零三年三月十八日（星期二）下午四時或以前，送達香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室本行股份登記處，香港中央證券登記有限公司，辦理過戶手續。第二次中期股息及特別中期股息將於二零零三年三月二十七日（星期四）派發予二零零三年三月二十日（星期四）已在股東名冊內登記之股東。

投寄(倘郵寄地址為香港以外之地方，而香港與該地有空郵服務者，則為已預付空郵郵資)。而由秘書或董事會委任之其他人士簽署，以書面證明裝有該通告或文件之信封或包裝物已寫上收件人地址及投寄，即作為不可推翻之證據；

(ii) 若以電子通訊發送，於本公司或其代理人之伺服器傳送當日，即被視為於該日發出。存於本公司電腦網絡或網址上之通告或文件，於有關取覽通知視為已送達股東當日，即當作妥為送達該股東；

(iii) 若以本註冊章程預期之任何其他方式送達或遞交(按照章程第一四五條於報章上以廣告形式刊登者除外)，於專人送遞時，或(視情況而定)於通告及文件發送或傳送時，均被視為已妥為送達或遞交。為證實該通告或文件經已送達，由秘書或董事會委任之其他人士簽署，以書面證明該等通告及文件送達、遞交、發送或傳送之有關實情及時間，即作為不可推翻之證據；

(iv) 若按照章程第一四五條於報章上以廣告形式刊登，則於首次刊登當日即被視為已妥為送達；及

(v) 在符合法令及其他適用之法例、規則及規例之情況下，可向股東只發出該通告或文件之英文或中文版本，或同時發給中英文版本。」

承董事會命

秘書 **馬廣榮** 謹啟

香港 二零零三年三月三日

地址，或(iii)視情況而定，將之傳送至由該股東向本公司提供，用以向彼發出通告或文件之任何地址或直線電報或圖文傳真號碼或電子號碼或電子地址或網址，或(iv)(若發出文件為通告)於香港行銷之一份英文報章及一份中文報章內，以廣告形式刊登該通告，或(v)在符合法令及其他適用之法例、規則及規例之情況下，於本公司電腦網絡或網址發佈，以供股東於該網絡或網址取覽，並向股東發出通知，說明該通告或其他文件可於該網絡或網址取覽(「取覽通知」)，或(vi)以不時許可之方式發放。」

(f) 刪除章程第一四六條全文而以下文替代：

「一四六.所有向各股東發出之通告及文件，如有關股份屬聯名持有，則只需發予彼等於股東名冊上排名最前之人士，任何據此方式發出之通告，即作為已對該等股份之聯名持有人發出足夠通知。」

(g) 刪除章程第一四八條全文，而以下列新章程第一四八及一四八(甲)條替代：

「一四八.本公司或本公司代表可向因股東身故、精神紊亂或破產而對有關股份享有擁有權之人士，按章程第一四五條規定之方式發出通告或其他文件，即如該身故、精神紊亂或破產並未發生。

一四八(甲).任何根據本註冊章程第一四五條規定之方式送予股東之通告或其他文件，儘管發送時該股東經已身故、患精神紊亂症或破產，且無論本公司經否接獲彼身故、精神紊亂或破產之通知，亦不論該等登記股份乃單獨或聯名持有，該等通告或文件均被當作已妥為送達，直至由其他人士替代登記成為該等股份持有人或聯名持有人為止。就本註冊章程而言，如此送交通告或文件，即作為已對該股東之合法代表及與彼共同擁有該等股份權益之所有人士(如有)發出之足夠通知。」

(h) 刪除章程第一五〇條全文而以下文替代：

「一五〇.本公司給予或發出之任何通告或其他文件：

(i) 若以郵寄送達，會於裝有該通告或文件之信封或包裝物投寄後四十八小時，視作已妥為送達。為證實該通告或文件經已送達，只需證明裝有該通告或文件之信封或包裝物已妥為預付郵資、寫上收件人地址及

件及其他因法律規定須附於其內之文件(統稱「有關財務文件」)必須依照法令條文之規定，最少於開會前二十一天送交各股東及核數師。

一四三(甲).在法令及其他適用之法例、規則及規例許可之範圍內，以及在符合該等法令、法例、規則及規例之情況下，並取得一切法定同意(如有)之前提下，倘本公司向股東發送摘錄自有關財務文件而其形式及所載資料均符合適用法例、規則及規例要求之財務報告摘要，以代替有關財務文件，即視為已履行章程第一四三條所述之責任。惟任何有權收取有關財務文件之人士，倘有此需要及按照法令及其他適用之法例、規則及規例，可以書面通知本公司，要求本公司除財務報告摘要外，向彼發送有關財務文件之完整印刷本。

一四三(乙).倘本公司根據法令及其他適用之法例、規則及規例於本公司之電腦網絡或網址，或以其他許可方式(包括以電子通訊形式)發佈或發送有關財務文件，以及遵照章程第一四三(甲)條所規定之財務報告摘要(如適用者)，而股東亦同意或被當作同意將以該等方式發佈或收取該有關文件以解除本公司向其發送有關財務文件或財務報告摘要之責任，則本公司被視為已履行章程第一四三條所述向股東發送有關財務文件或按照章程第一四三(甲)條向股東發送財務報告摘要之責任。」

(e) 刪除章程第一四五條全文而以下文替代：

「一四五.本公司向股東發出或發給之任何通告或其他文件，不論是否根據法令及其他適用之法例、規則及規例或此章程，均會以書面或電報、直線電報或圖文傳真、任何電子通訊或傳輸形式或任何許可之通訊方式發出，而任何該等通告及文件可由本公司(i)以專人送遞予任何股東，或(ii)以已付郵資信件、信封或包裝物經郵遞送達該股東列於股東名冊內之登記地址，不論該地址是在香港或香港以外，或將之送交或留置於前述之該登記

或於考慮香港以外之任何地區之法律或當地任何認可監管機構或任何證券交易所之規定而產生之任何限制或責任後，作出其認為必要或權宜之取消權利或其他安排)；

(六) 授權本公司董事會就本會議通告(本議決案乃其中一部份)第五項議決案(c)段(bb)分段所述之本公司股本而行使該議決案(a)段所述之本公司權力；

特別議決案

(七) 通過將本公司之註冊章程修改如下：

(a) 於章程第二條內，在「報章」之現有釋義後加入「電子通訊」新釋義：

「電子通訊　　透過任何媒體以任何電子傳送方式發送之通訊。」

(b) 於章程第二條內刪除以下段落：

「書面包括印刷及石印及其他表示或複製出可以目睹之文字的方法。」

並以下文替代：

「書面或印刷包括書寫、印刷、石印、攝影、打字、複印、電傳複製訊息及所有以其他可見形式(包括電子通訊)表達之文字、數字或圖像。」

(c) 於章程第二條末加入以下新段落：

「凡提及已簽署之文件，其範圍包括簽署或簽署及加蓋印章，或以電子簽署或任何其他方式簽署之文件。凡提及通告或文件，其範圍包括以任何數碼、電子、電氣、磁化或其他可檢索方式或媒體記錄或貯存之通告或文件，而資料必須可見，不論該通告或文件是否實質存在。」

(d) 刪除章程第一四三條之全文，而以下列新章程第一四三、一四三(甲)及一四三(乙)條替代：

「一四三.董事會得隨時依照法令，製備及於本公司股東週年常會上呈覽法令規定之損益賬、資產負債表、集團賬項(如有)及其他報告。每份該等文

本中之額外股份，以及作出或授予或須行使該權力之建議、協議及購股權；

(b) 本議決案(a)段之批准乃授權本公司董事會在有關期間內作出或授予而或須於有關期間結束後行使該等權力之建議、協議及購股權；

(c) 本公司董事會根據本議決案(a)段之批准所配發或有條件或無條件同意配發(不論是否根據購股權或其他方式進行)之股本面值總額(惟根據(i)配售新股；(ii)本公司發行之認股權證或任何可轉換為本公司股份之證券之條款而行使之購股權或換股權而發行股份；(iii)本公司依據當時所採納以便向本公司及/或其任何附屬公司之高級職員及/或僱員授出或發行股份或可認購本公司股份之購股權計劃或類似安排而發行股份；或(iv)任何按照本公司註冊章程以配發股份代替本公司全部或部份股息而設之以股代息或類似安排而配發之股份則除外)不得超過(aa)於通過本議決案當日本公司已發行股本面值總額之百分之十；及(bb)(倘董事會獲本公司股東另行通過一項普通議決案授權)於通過本議決案之後本公司購回之股本面值(最多可達於通過本議決案當日本公司已發行股本面值總額之百分之十)之總額，而上述批准亦須受此相應限制；及

(d) 就本議決案而言：

「有關期間」乃指本議決案獲通過之日起至下列任何較早之日期止之期間：

(i) 本公司下屆股東週年常會結束；

(ii) 公司條例規定本公司須舉行下屆股東週年常會期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通議決案撤消或修訂本議決案授予本公司董事會權力之日；及

「配售新股」乃指本公司於董事會所定期間內按於某一指定紀錄日期名列本公司股東名冊之股份或任何一類股份之持有人當時持有該等股份或任何類別股份之比例向彼等提出股份配售建議(惟本公司董事會有權就零碎股權

股東週年常會通告

敬啟者：本行定於二零零三年四月二十二日(星期二)下午三時三十分在香港德輔道中八十三號恒生銀行總行二十四樓博愛堂召開股東週年常會，討論下列普通事項：

(一) 省覽截至二零零二年十二月三十一日止年度之賬項及董事會與核數師之報告書；

(二) 選舉董事；

(三) 復聘核數師並授權董事會釐定其酬金；

及於考慮後認為適當時，通過下列議決案(作為特別事項)：

普通議決案

(四) 通過：

(a) 在本議決案(b)段之限制下，一般性及無條件批准本公司董事會於有關期間內行使本公司一切權力以購回本公司股份；

(b) 本公司根據本議決案(a)段之批准，可在香港股份購回守則規限下，在香港聯合交易所有限公司或任何其他香港證券及期貨事務監察委員會及香港聯合交易所有限公司就此認可之證券交易所，購回面值總額不得超過於通過本議決案當日本公司已發行股本面值總額之百分之十，而上述批准須受此相應限制；

(c) 就本議決案而言，「有關期間」乃指本議決案獲通過之日起至下列任何較早之日期止之期間：

(i) 本公司下屆股東週年常會結束；

(ii) 公司條例規定本公司須舉行下屆股東週年常會期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通議決案撤消或修訂本議決案授予本公司董事會權力之日；

(五) 通過：

(a) 在本議決案(c)段之限制下及依據公司條例第57B條，一般性及無條件批准董事會於有關期間內行使本公司一切權力，以配發、發行及處理本公司股

董事會並未知悉，於香港公司收購及合併守則(「收購守則」)之規定下，因行使購回授權而購回股份可能引致之任何後果。於二零零三年三月十三日(本通函付印前之最後實際可行日期)，香港上海滙豐銀行有限公司實益持有佔本行已發行股本百分之六十二點一四之股份。如董事會全面行使購回授權，該等股份將約佔本行已發行股本百分之六十九點零五。該項增加將不會產生須按照收購守則第26條之規定而提出強制性收購建議之責任。

本行並無於本通函刊發日期前六個月內(於聯交所或其他證券交易所)購回任何股份。

本行之直接控股公司，香港上海滙豐銀行有限公司，已承諾倘購回授權獲股東批准，而董事會予以行使，將不會按照購回授權向本行出售股份。除以上所述外，並無關連人士(定義見上市規則)知會本行，倘購回授權獲股東批准，其現時有意向本行出售股份或承諾不向本行出售任何股份。

5. 股份價格

本行股份於過去十二個月內每月在聯交所錄得之最高及最低成交價如下：

	最高 *港元*	最低 *港元*
二零零二年：三月	91.75	85.00
四月	89.25	82.50
五月	93.75	86.00
六月	88.25	81.50
七月	87.00	81.50
八月	89.50	83.00
九月	85.75	80.75
十月	86.75	80.75
十一月	87.50	83.75
十二月	86.75	82.75
二零零三年：一月	86.25	82.50
二月	85.25	82.00

本附錄乃作為上市規則規定之說明函件及根據公司條例第49BA條第(3)(b)節規定而發出有關建議購買股份條款之備忘錄，向　閣下提供有關購回授權之資料。

1. 股本

本行於二零零三年三月十三日(本通函付印前之最後實際可行日期)之已發行股本為1,911,842,736股每股面值港幣五元之股份(「股份」)。待所需之普通議決案獲得通過後及在股東週年常會舉行前不再發行或購回股份之情況下，全面行使購回授權可使本行在直至下屆於二零零四年舉行之股東週年常會之期間內最多購回191,184,273股股份。

2. 購回股份之理由

董事會相信股東賦予董事會於市場購回股份之一般權力，乃符合本行及其股東之最佳利益。該等購回行動將視乎當時之市場情況及資金安排，可提高本行之資產淨值及/或每股淨資產及/或每股盈利，而且董事會只會在彼等相信對本行及其股東有利之情況下才行使購回股份之權力。

3. 購回股份之資金

購回股份所需資金將全數由本行之流動資金或營運資金(即在任何情況下，按照本行之組織大綱及註冊章程及適用之香港法例可合法作購回用途之資金)支付。

若行使購回授權至某一程度會對本行之營運資金或董事會不時認為適合本行之資本負債比率構成重大之不良影響時，則董事會不會建議行使至該程度之購回授權。然而，在任何時候全面行使購回授權，可能對本行之營運資金或資本負債比率(與截至二零零二年十二月三十一日止年度年報內之經審核賬目所披露之狀況比較)構成重大不良影響。

4. 一般事項

如購回授權獲股東批准，各董事或其聯繫人士(據董事在作出所有合理查詢後所知)現時概無意向本行出售任何股份。

董事會已向聯交所作出承諾，彼等只會(在適用之情況下)根據上市規則及適用之香港法例，行使購回授權。

應採取之行動

本行二零零三年股東週年常會通告載於本通函第六頁至第十二頁。於該常會上，有關下列建議之普通議決案將與其他議決案一併提呈，以：

(a) 授予董事會一般權力，以配發、發行及處理不超逾在本議決案獲通過之日本行已發行股本總面值百分之十之新增股份；

(b) 授予董事會一般權力，以在聯交所購回不超逾在本議決案獲通過之日本行已發行股本總面值百分之十之股份(「購回授權」)；及

(c) 董事會根據上文(a)段所述之一般權力可發行之本行股份之面值將跟隨上述所購回之本行股份總面值而增加(該等購回不得超逾在該議決案獲通過之日本行已發行股本總面值百分之十之股份)。

此外，亦會就上列「修改註冊章程」一段所述原因，將建議修改本行註冊章程之特別議決案於該常會上提請通過。

適用於股東週年常會之投票委託書已隨附於本行截至二零零二年十二月三十一日止年度之年報及賬項內。無論　閣下是否擬出席股東週年常會，務請填妥該投票委託書，並須於該常會指定舉行時間四十八小時前，送達香港德輔道中八十三號恒生銀行有限公司秘書部。股東交回投票委託書後，仍可親自出席該常會及於會上投票。

推薦意見

董事會認為建議授予董事會以發行本行股份之一般性授權及購回授權，以及建議修改本行註冊章程，均符合本行及其股東之最佳利益。因此，董事會推薦本行全體股東投票贊成將於股東週年常會上提呈之各項有關議決案。

此致

列位股東

董事長　**艾爾敦**　謹啟

二零零三年三月十八日

分之十之股份及(b)(根據另一項按照聯交所之證券上市規則(「上市規則」)之要求而獲通過之普通議決案授權)依照上文(i)分節所述之授權而購回本行股份之面值總和。本行並無根據此等授權購回股份及配發、發行或以其他方式處理股份。

根據公司條例(第三十二章)(「公司條例」)及上市規則，除非在二零零三年四月二十二日舉行之本行股東週年常會上獲重新授權，否則此等一般性授權將在該常會結束時失效。為符合現行之公司慣例起見，本行將提呈議決案以重新作出此等授權，而按上市規則規定所須提供若干有關購回股份議決案之資料之説明函件，已載於本通函之附錄內。

修改註冊章程

根據於二零零二年初實施及生效之新法例及上市規則有關修訂，本行可(按照香港適用法例、本行註冊章程及上市規則)向股東提供：(i)選擇收取財務報告摘要(「財務報告摘要」)，以代替年報及賬項；(ii)選擇以電子通訊方式收取財務報告摘要或年報及賬項與及通告及其他文件，或依據此等文件於本行電腦網絡或網址公佈之版本，以代替收取此等文件之印刷本；以及(iii)選擇只收取此等文件之英文或中文版本，或同時收取中英文版本。

為達致以上修訂賦予之靈活性，董事會擬於行將舉行之股東週年常會上，提請各股東通過修改本行註冊章程之建議，以便本行在上市規則、香港法例及本行註冊章程許可範圍內，以及於本行認為適當時，能向股東提供前段所述之選擇。倘本行股東通過該等修改建議，本行會不時就應否向股東提供有關選擇作出檢討，並於符合本行及股東利益之情況下(例如可節省大量成本)，方會向股東提供有關選擇。惟須注意，即使有關該等修改建議之特別議決案獲股東通過，而本行亦向股東提供此等選擇，股東仍可以選擇收取本行發出之年報及賬項、通告及其他文件之印刷本。

此外，亦建議對本行註冊章程之通告條款作若干技術性修訂。

有關本行註冊章程之修改建議全文載於本通函第六頁至第十二頁之本行股東週年常會通告內。

恒生銀行有限公司

(於香港註冊成立之有限公司)

董事：
利國偉　大紫荊勳賢 *(名譽董事長)*
艾爾敦先生 *(董事長)*
鄭海泉先生 *(副董事長)*
陳祖澤先生*
鄭裕彤博士*
何　添博士
許晉乾先生*
利定昌先生*
李家祥議員*
羅康瑞博士
陸觀豪先生
莫偉健先生
柯清輝先生
彭世文先生
冼為堅博士*
鄧日燊先生*

註冊辦事處：
香港德輔道中八十三號

* *獨立非執行董事*

敬啟者：

有關發行股份及購回股份之一般性授權
及
修改註冊章程之建議
及
股東週年常會通告

緒言

本通函旨在徵求　閣下批准授予發行股份及購回股份之一般權力與修改本行註冊章程之建議，以及向　閣下提供有關該等建議之資料。本行將於二零零三年四月二十二日召開之股東週年常會上提請批准該等建議。

發行股份及購回股份之一般性授權

在本行於二零零二年四月二十三日召開之股東週年常會上，通過普通議決案授予董事會一般權力以(i)在香港聯合交易所有限公司（「聯交所」）購回不超過本行於二零零二年四月二十三日之已發行股本總面值百分之十之股份；及(ii)配發、發行及以其他方式處理不超逾相當於：(a)本行在二零零二年四月二十三日之已發行股本總面值百

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下恒生銀行有限公司股份**全部售出**，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

恒生銀行

有關發行股份及購回股份之一般性授權
及
修改註冊章程之建議
及
股東週年常會通告

恒生銀行有限公司

(於香港註冊成立之有限公司)

恒生銀行有限公司(「本行」)定於二零零三年四月二十二日(星期二)下午三時三十分舉行股東週年常會，在該常會上，除其他事項外，將會考慮有關本行發行股份及購回股份之一般性授權及修改本行註冊章程之建議，該常會通告載於本通函第六頁至第十二頁。

股東應採取之行動載於本通函第三頁。無論　閣下能否出席該股東週年常會，均請按照投票委託書上印列之指示將委託書填妥，並盡快(惟無論如何須於該常會指定舉行時間四十八小時前)交回。

二零零三年三月十八日

滙豐集團成員

(本文乃中文譯本，文義如與英文本有歧異，以英文本為準。)

恒生銀行有限公司
香港德輔道中八十三號

Hang Seng Bank Limited
83 Des Voeux Road Central, Hong Kong